
2023

# ANNUAL REPORT



Mr. Cooper Group®

**CORPORATE HEADQUARTERS**
8950 Cypress Waters Boulevard
Dallas, Texas 75019
(469) 549-2000
www.mrcooper.com

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Ernst & Young LLP
One Victory Park, Suite 2000
2323 Victory Avenue
Dallas, Texas 75219
(214) 969-8000

**STOCKHOLDER SERVICES, TRANSFER AGENT AND REGISTRAR**
Computershare Inc.
150 Royall Street, Suite 101
Canton, Massachusetts, 02021
Toll free: 866-436-2125

**STOCK EXCHANGE LISTING**
Mr. Cooper Group Inc.
common shares are listed on
NASDAQ
(Symbol: COOP)

**INVESTOR RELATIONS**
Shareholders@mrcooper.com
8950 Cypress Waters Boulevard
Dallas, Texas 75019
(469) 549-2000

**BOARD OF DIRECTORS**
**Jay Bray**
*Chief Executive Officer and Chairman of the Board*

**Busy Burr**
*Director*

**Roy Guthrie**
*Director*

**Daniela Jorge**
*Director*

**Michael Malone**
*Independent Lead Director*

**Shveta Mujumdar**
*Director*

**Tagar Olson**
*Director*

**Steven Scheiwe**
*Director*

**EXECUTIVE OFFICERS**
**Jay Bray**
*Chief Executive Officer and Chairman of the Board*

**Michael Weinbach**
*President*

**Kurt Johnson**
*Executive Vice President & Chief Financial Officer*

**Carlos Pelayo**
*Executive Vice President & Chief Legal Officer*

**Michael Rawls**
*Executive Vice President, Chief Executive Officer – Xome*

Forward-Looking Statements

Any statements in this annual report that are not historical or current facts are forward-looking statements. These forward-looking statements, estimates and projections include, but are not limited to, our expectations or predictions of future financial or business performance or conditions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors" section of our most recent annual report and other required documents as filed with the SEC which are available at the SEC's website at http://www.sec.gov. Forward-looking statements speak only as of the date they are made, and Mr. Cooper Group is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, except as required by law.

Non-GAAP measures

This annual report refers to certain non-GAAP financial metrics. See Annex A for a discussion and reconciliation of these non-GAAP measures to the most directly comparable GAAP measures.

Dear Shareholders,

2023 was a watershed year for Mr. Cooper Group as we became America's largest servicer with nearly 5 million customers and continued to grow our residential mortgage servicing portfolio, reaching $1 trillion in the first quarter of 2024. Achievement of this strategic target, which we set nearly three years ago following a series of investments in our platform, reflects the culmination of a nearly 20-year journey, over which time our portfolio has grown at a compound average rate of 30%, one of the longest sustained growth records in the financial services industry. As I look back, the drivers of our success have been quite simple: a strategy premised on cost leadership and the customer experience, investments in innovative technology, and a people-first culture. You should expect these principles to continue to guide our strategy in 2024 and beyond, even as the mortgage industry continues to evolve and change.

Indeed, the mortgage industry is changing at an accelerating pace, driven by technology, regulation, and macro volatility. Consider how the banking industry, which once dominated the mortgage space, has retrenched – banks' share of servicing has dropped from nearly 100% prior to the Global Financial Crisis to around 40% today. This retreat is partially due to the Basel III capital rules introduced after the crisis, which discouraged banks from holding mortgage servicing rights (MSRs). Additionally, in recent years banks have allocated their technology spend to other businesses, leaving their mortgage platforms less competitive, which has created the opportunity for non-bank mortgage companies with highly efficient platforms, like Mr. Cooper, to gain share and scale.

At the same time, the post-pandemic Fed cycle, which drove mortgage rates from below 3% during 2020-2021 to nearly 7% today, has created massive stress in the industry. Refinances have all but dried up, and the purchase market is suffering from an affordability crisis compounded by tight housing inventories. Mortgage originators have lost money in each of the last seven quarters, which is their worst performance on record, according to the Mortgage Bankers Association. Thanks to our large servicing portfolio, Mr. Cooper has generated strong, stable cashflow and rising profitability, and importantly, we've been able to continue investing in our platform.

In 2023, Mr. Cooper produced very solid results. In addition to becoming the country's largest servicer, we generated $500 million in net income, grew tangible book value by 12% to $63.67 per share, repurchased $276 million of our common stock, and produced a return on tangible common equity of 12.5%, which was within our target range. We produced these results by completing the acquisitions of HomePoint Capital, Rushmore Servicing, and Roosevelt Loan Management, which brought us new customers and capabilities. We acquired bulk MSR portfolios at attractive spreads and won important new subservicing clients. We rolled out new products in our Direct-to-Consumer originations unit, including second liens new purchase mortgage options, and sustained our industry-leading customer retention.

Looking ahead into 2024, the Company is enjoying very strong momentum. We're continuing to pursue growth opportunities in both subservicing and the bulk MSR market. We're implementing new technology solutions that should drive further operating leverage and an even better customer experience. Over the next two years, we're working to lift ROTCE from the 12.5% earned in 2023 into the mid-to-high teens (approximately 14-18%). Given our market leadership position and scale advantage, we believe we can sustain returns at these levels in a wide range of environments.

To achieve this new target, we'll continue to leverage the benefits of innovative technology. We were early to migrate our technology stack to the cloud, allowing us to benefit from real-time, any-time, end-to-end processing. We've put enormous work into digitizing our processes, with Project Flash driving a 22% reduction in origination costs in 2023. While artificial intelligence is leading the headlines today, we rolled out Pyro, our mortgage-centric AI platform nearly three years ago in 2021. Today, we are using Pyro to extract and classify over 600 million document pages per year, giving us a huge advantage in analyzing and bidding on MSR portfolios. We're also expanding Pyro to our call center, where we're currently training generative AI models to assist with call routing, customer service agent prompting, call summaries, transcript analysis, and back-office quality control. Over time, AI stands to radically transform the mortgage industry, and like any new technology, it needs to be implemented thoughtfully. To ensure we are being mindful in how we utilize AI, we established a Responsible AI policy that sets high standards for fairness, transparency, data integrity, and security.

We also intend to lift ROTCE by pursuing "asset light" strategies which generate fee income without tying up capital or liquidity, of which subservicing is currently our most important offering. As the industry's second largest subservicer, Mr. Cooper offers clients an exceptional platform, including recapture and special servicing capabilities. During the fourth quarter, we won an important new client with an $86 billion portfolio, and we're currently in discussions with other prospective clients.

Mr. Cooper's mission is to help customers achieve and sustain their dream of homeownership, regardless of the macro environment, and that means that our own balance sheet must always be a source of strength. During 2023, we set a new capital target of 20-25% tangible net worth to assets, which we're currently exceeding, while at the same time we operated with robust liquidity throughout the year. By design, we've constructed a portfolio with very strong asset quality, as evident in decreasing delinquency rates which ended the year at the lowest level in our history as a public company. Should this credit cycle change, our special servicing and Xome subsidiaries are well equipped to generate valuable counter-cyclical revenue. As a further commitment to stability and strength, we raised our MSR hedge to a target ratio of 75% to shield tangible book value and our capital ratio from interest rate volatility. In 2023, the Company was awarded a BB rating by Fitch, and subsequently an upgrade from Moody's, and in early 2024 we raised $1 billion in high yield notes at extremely attractive spreads, representing a positive endorsement of the Company's balance sheet management by the fixed-income community.

None of this would have been possible without our people, who are the heart and soul of Mr. Cooper Group. The management team is committed to fostering a culture that is diverse and welcoming and that offers a purposeful environment for our team members. In 2023, we achieved the coveted Great Place to Work certification for the fifth consecutive year. The Company was also ranked #15 on the Best Workplaces in Texas list and among the Best Workplaces in Financial Services and Insurance by Great Place to Work and Fortune. This third-party recognition validates the excitement I see inside the Company. To my fellow Coopers, I would like to say "thank you" for continuing to live our core values and acting as Challengers of Convention, Champions for our Customers, and Cheerleaders for our Team. I am so proud to be your teammate.

In closing, I'd like to express my appreciation to the board of directors for their guidance and to my fellow shareholders for your continued support.

Jay Bray

Chairman and CEO

**MR. COOPER GROUP INC.**
**ANNUAL REPORT ON FORM 10-K**
**TABLE OF CONTENTS**

**PART I.**

**Item 1.** ***Business***

*The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section within Item 1, captioned "Caution Regarding Forward-Looking Statements." Management's Discussion and Analysis of Financial Condition and Results of Operations of this report and other cautionary statements are set forth elsewhere in this report.*

## OVERVIEW

Mr. Cooper Group Inc., including our consolidated subsidiaries (collectively, "Mr. Cooper," the "Company," "we," "us" or "our"), is the largest non-bank servicer of residential mortgage loans in the U.S. according to the latest publications from Inside Mortgage Finance as of the third quarter of 2023, and a major mortgage originator. We also provide Real Estate disposition services through our Xome subsidiary.

Our success depends on working with residential mortgage borrowers (our customers), government sponsored and private investors, and business partners, to help customers achieve home ownership and manage what is typically their largest and most important financial asset. Investors primarily include government sponsored enterprises ("GSE") such as the Federal National Mortgage Association ("Fannie Mae" or "FNMA") and the Federal Home Loan Mortgage Corp ("Freddie Mac" or "FHLMC"), investors in private-label securitizations, the Government National Mortgage Association ("Ginnie Mae" or "GNMA"), as well as organizations owning mortgage servicing rights ("MSR"), which engage us to subservice. We are regulated both at the Federal and individual state levels.

We have provided a glossary of terms, which defines certain industry-specific and other terms that are used herein, in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")*, of this Form 10-K.

In 2023, we continued to grow our servicing portfolio with the acquisition of Home Point Capital Inc. ("Home Point") and expanded our special servicing product offering with the acquisition of Rushmore Loan Management Services, LLC ("Rushmore"). We also broadened our business offerings with the acquisition of investment advisor Roosevelt Management Company, LLC ("Roosevelt"). For further discussion regarding these transactions, refer to *Note 3, Acquisitions* in the Notes to Consolidated Financial Statements within Item 8.

## BUSINESS SEGMENTS

We conduct our operations through two operating segments: Servicing and Originations.

See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and *Note 21, Segment Information* in the Notes to Consolidated Financial Statements within Item 8, for additional financial information about our segments.

### Servicing

As of December 31, 2023, we served 4.6 million customers with an aggregate unpaid principal balance ("UPB") of $992 billion, consisting of $588 billion in owned servicing and $404 billion in subservicing and other. During 2023, we acquired $340 billion UPB of loans, with $97 billion of UPB related to subservicing.

We service loans on behalf of investors or owners of the underlying mortgages. Servicing consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses, such as taxes and insurance, performing loss mitigation activities on behalf of investors and otherwise administering our mortgage loan servicing portfolio.

*Servicing*

Where we own the right to service loans, we recognize MSR assets in our consolidated financial statements and have elected to mark this portfolio to fair value each quarter. We primarily generate recurring revenue through contractual servicing fees, which include late payment, modification, and other ancillary fees and interest income on custodial deposits. As the MSR owner, we are obligated to make servicing advances to fund scheduled principal, interest, tax and insurance payments when the mortgage loan borrower has failed to make the scheduled payments and to cover foreclosure costs and various other items that are required to preserve the assets being serviced. As the MSR owner, we generally have the right to solicit our customers for refinance opportunities, which are processed through our direct-to-consumer channel in our Originations segment. Additionally, we may be able to modify or refinance loans pursuant to government programs and earn incentive fees or gain-on-sale revenues from redelivering modified loans to new securitizations.

*Subservicing*

We service loans on behalf of clients who own the underlying servicing rights. Since we do not own the right to service the loan, we do not recognize an MSR asset in our consolidated financial statements. We primarily generate revenue based upon a stated fee per loan per month that varies based on the loan's delinquency status. As a subservicer, we may be obligated to make servicing advances; however, advances are generally limited, with recoveries typically following within 30 days. Additionally, our exposure to foreclosure-related costs and losses is generally limited in our subservicing relationships as those risks are retained by the owner of the MSR. Capital requirements for subservicing arrangements are substantially lower than for owned MSRs. We also offer high-touch, special servicing through our brand Rushmore Servicing in connection with the acquisition of Rushmore Loan Management Services, LLC. The acquisition of the Rushmore Servicing special servicing business brings us additional capacity and positions us for revenue growth opportunities across a wide range of adverse environments.

As of December 31, 2023, our subservicing portfolio had a total UPB of $404 billion, which accounted for 41% of the total servicing portfolio. We believe the subservicing operations allows us to leverage the scale of our technology and labor capital to provide cost effective servicing to customers while limiting the use of cash resources, thereby producing a higher return on equity.

*Focus on the Customer*

We are focused on providing quality service to our customers and building strong, lasting relationships. We have developed a culture of customer advocacy and celebrate and reward our team members for providing excellent service that helps our customers achieve their goal of homeownership and manage what is for many of them their largest financial asset. Additionally, we have invested significantly in technology solutions to improve the customer experience.

For each loan we service or subservice, we utilize a customer-centric model designed to increase borrower performance and to decrease borrower delinquencies. Keys to this model include frequent borrower interactions and utilization of multiple loss mitigation strategies, particularly in the early stages of default. We train our customer service representatives to find solutions that work for homeowners when circumstances allow. We believe this commitment to continued home ownership helps preserve neighborhoods and home values and improves asset performance for our investors.

**Originations**

Our Originations segment originates residential mortgage loans, providing both purchase and refinance opportunities to our existing servicing customers through our direct-to-consumer channel and purchases loans from other originators through our correspondent channel. According to the latest publication by Inside Mortgage Finance, as of the third quarter of 2023, we were the 26th largest overall mortgage loan originator in the United States. During the year ended December 31, 2023, we funded $12.6 billion mortgage loans. We generate revenue through gains related to the selling of mortgage loans sourced through our direct-to-consumer and correspondent channels and fees associated with originating loans. We originate and purchase conventional mortgage loans conforming to the underwriting standards of the GSEs. We also originate and purchase government-insured mortgage loans, which are insured by the Federal Housing Administration ("FHA"), Department of Veterans Affairs ("VA") and U.S. Department of Agriculture ("USDA"). Additionally, we offer non-agency Jumbo purchase loans and closed-end second lien refinance loans in our direct-to-consumer channel, originating to the standards of our investors.

We utilize warehouse facilities to fund originated loans. When we sell originated mortgage loans to secondary market investors, we generally retain the servicing rights on mortgage loans sold. The mortgage loans are typically sold within 30 days of origination in order to both mitigate credit risk and minimize the capital required. The majority of our mortgage loans were sold to, or were sold pursuant to, programs sponsored by Fannie Mae, Freddie Mac or Ginnie Mae.

*Direct-to-Consumer Channel*

We originate loans directly with borrowers through our direct-to-consumer channel. This channel utilizes our call centers, website and mobile apps, specially-trained teams of licensed mortgage originators, predictive analytics and modeling utilizing proprietary data from our servicing portfolio to reach those of our existing 4.6 million servicing customers who may benefit from a new mortgage. Depending on borrower eligibility, we will refinance existing loans into conventional, government or non-agency products. Through lead campaigns and direct marketing, the direct-to-consumer channel seeks to convert leads into loans in a cost-efficient manner. We earn gain-on-sale revenues from securitizing newly-originated loans.

Our direct-to-consumer channel represented 47% and 63% of our mortgage originations for the years ended December 31, 2023 and 2022, respectively, based on funded volume. Pull through adjusted lock volume for this channel was $5.7 billion and $14.8 billion in 2023 and 2022, respectively.

*Correspondent Channel*

We purchase closed mortgage loans from community banks, credit unions, mortgage brokers and independent mortgage bankers. We primarily generate revenue from the receipt of underwriting fees from correspondents earned on a per loan basis, as well as the gain on sale of loans sold into the secondary market. The correspondent channel serves as a cost-effective means of acquiring new customer relationships for our servicing portfolio.

Our correspondent channel represented 53% and 37% of our mortgage originations for the years ended December 31, 2023 and 2022, respectively, based on funded volume. Pull through adjusted lock volume for this channel was $7.1 billion and $10.1 billion in 2023 and 2022, respectively.

**Competition**

Our Servicing segment primarily competes against large financial institutions and non-bank servicers. The subservicing market in which we operate is also highly competitive and we face competition related to subservicing pricing and service delivery. Our competitive position is also dependent on our ability to provide excellent customer service, manage delinquent loans and mitigate investor losses, demonstrate compliance with local, state, federal and investor regulations, and improve technology and processes while controlling our costs.

Our Originations segment competes based on product offerings, rates, fees and customer service. Many of our competitors consist of large banks or other financial institutions with greater financial resources, more diverse funding sources with lower funding costs, and less reliant on the sale of mortgage loans into the secondary markets to maintain their liquidity. Additionally, newer competitors are reinventing aspects of the mortgage loan industry and capturing profit pools historically collected by existing market participants.

Our primary competitive strength flows from our ability to market our products to our servicing portfolio customers. We believe our origination capabilities provide a significant advantage compared to other servicers and subservicers. Our Originations segment is highly dependent on our customer relationships. Many smaller and mid-sized financial institutions may find it difficult to compete in the mortgage industry due to the significant market share of the largest competitors, along with the continual need to invest in technology in order to reduce operating costs while maintaining compliance with underwriting standards and regulatory requirements. Our ability to win new clients and maintain existing customers is largely driven by the level of customer service we provide and our ability to comply and adapt to an increasingly complex regulatory environment.

**Government Regulation**

The residential mortgage industry is highly regulated. We are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our servicing, originations and ancillary business and the fees we may charge. These regulations directly impact our business and require constant compliance.

**Cyclicality and Seasonality**

The U.S. residential real estate industry is seasonal, cyclical and affected by changes in general economic conditions. Industry demand is affected by consumer demand for home loans and the market for buying, selling, financing and/or refinancing residential real estate, which in turn, is affected by the national and global economy, regional trends, property valuations, interest rates, and socio-economic trends by state and federal regulations and programs which may accelerate or slow certain real estate trends.

**Human Capital Resources**

Over the last few years, we have cultivated a people-first culture, utilizing team member feedback to drive new initiatives. Mr. Cooper had approximately 6,800 employees as of December 31, 2023 across the U.S. and India.

As a company, Mr. Cooper is grounded in a set of intangible values - being challengers of convention, champions for our customers and cheerleaders for our team. Our most recent engagement survey, which led to our fifth Great Place to Work® certification and inclusion on the 2023 Great Place to Work® and Fortune Best in Financial Services and Best Workplaces in Texas lists, shows how these intentional efforts are making a difference, with 88% of survey participants having said that Mr. Cooper is a great place to work.

These efforts are governed by the Company's policy, which outlines Mr. Cooper Group's dedication to supporting human rights through a robust diversity, equity, and inclusion (DE&I) Team Member programs and competitive compensation.

***Diversity and Inclusion Initiatives:*** Our success as a business is directly tied to our ongoing efforts to attract and retain diverse talent, promote fairness and equity, and maintain an inclusive and progressive environment where each team member can thrive. We established our internal Office of Diversity, Equity, and Inclusion to serve as a driver and a resource for our team members and the community. The Office of Diversity, Equity, and Inclusion has spearheaded numerous programs and oversees 11 Employee Resource Teams as of December 31, 2023. The Office of DE&I facilitated events honoring Heritage Months, while our Employee Resource Teams sponsored events, comprised of speaking engagements, career development workshops, and community service. With our expanded educational offerings, in 2023, we offered courses for team members across a variety of DE&I topics.

In addition to creating an inclusive environment for our team members, we understand the importance of supporting the communities where we live and work. In 2023, we continued our efforts in the community by providing housing education and outreach, resulting in $360 million in governmental funding secured to support homeowners in need. As part of our community support, in 2023, we also created a supplier diversity program, including launching a supplier diversity web portal to ensure we maintain a robust and diverse vendor pipeline as part of our procurement efforts. We recognize supplier diversity as a business strategy that strengthens the local, national and broader global community while generating economic opportunity for disadvantaged communities. We appreciate the strategic benefits and value derived from robust supplier diversity initiatives and commit to their continuous improvement.

***Talent Management:*** We invest in attracting, developing and retaining the best talent, and we know that focusing on a holistic experience will continue to be key in our journey from better to best. We operate an overarching Talent Management function, which combines our Training, Leadership Development and Talent Acquisition teams into one group. Over the past year, we offered our employees training across a broad range of categories, including leadership, inclusion, professional skills, and performance management.

***Performance Management and Compensation:*** We abide by a pay for performance philosophy that links rewards to a team member's performance. Rewards are differentiated, which results in top performers receiving higher rewards, showing team members they are being compensated based on their individual contributions. To ensure our compensation practices are fair and market competitive, we evaluate our pay ranges every year using data from several industry surveys.

**Additional Information**

To learn more about Mr. Cooper Group Inc., please visit our website at *www.mrcoopergroup.com*. From time to time, we use our website as a channel of distribution of material Company information. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") available free of charge under the Investors section of our website as soon as reasonably practicable after we electronically file the reports with, or furnish them to, the Securities and Exchange Commission ("SEC"). Our reports, proxy and information statements and other information filed electronically with the SEC can also be accessed at *www.sec.gov*.

Our website also provides access to reports filed by our directors, executive officers and certain significant stockholders pursuant to Section 16 of the Exchange Act. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics, and charters for the standing committees of our Board of Directors are available on our website. Any information on our website is not incorporated by reference into this Annual Report on Form 10-K.

## CAUTIONS REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements include, without limitation, statements concerning plans, objectives, goals, projections, strategies, core initiatives, future events or performance, and underlying assumptions and other statements, which are not statements of historical facts. When used in this discussion, the words "anticipate," "appears," "believe," "foresee," "intend," "should," "expect," "estimate," "project," "plan," "may," "could," "will," "are likely" and similar expressions are intended to identify forward-looking statements. These statements involve predictions of our future financial condition, performance, plans and strategies, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect. Specific factors that may impact performance or other predictions of future actions have, in many but not all cases, been identified in connection with specific forward-looking statements. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances, and we are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

A number of important factors exist that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to:

- macroeconomic and U.S. residential real estate market conditions;
- changes in prevailing interest rates and/or changes in home prices;
- our ability to maintain or grow the size of our servicing portfolio;
- our ability to maintain or grow our originations volume and profitability;
- our ability to recapture voluntary prepayments related to our existing servicing portfolio;
- our shift in the mix of our servicing portfolio to subservicing, which is highly concentrated;
- our ability to prevent cyber intrusions and mitigate cyber risks;
- delays in our ability to collect or be reimbursed for servicing advances;
- our ability to obtain sufficient liquidity and capital to operate our business;
- disruptions in the secondary home loans market;
- our ability to successfully implement our strategic initiatives and hedging strategies;
- our ability to realize anticipated benefits of our previous acquisitions;
- our ability to use our net operating loss, other tax carry forwards and certain built-in losses or deductions;
- changes in our business relationships or changes in servicing guidelines with Fannie Mae, Freddie Mac and Ginnie Mae;
- third-party credit, servicer and correspondent risks;
- our ability to pay down debt;

- our ability to manage legal and regulatory examinations and enforcement investigations and proceedings, compliance requirements and related costs;
- issues related to the development and use of artificial intelligence;
- health pandemics, hurricanes, earthquakes, fires, floods and other natural catastrophic events; and
- our ability to maintain our licenses and other regulatory approvals.

All of these factors are difficult to predict, contain uncertainties that may materially affect actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all such factors or to assess the effect of each such factor on our business. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and any of these statements included herein may prove to be inaccurate. Given the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved. Please refer to Item 1A, *Risk Factors,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* sections of this report for further information on these and other factors affecting our business.

## Item 1A. *Risk Factors*

You should carefully consider the following risk factors together with all of the other information included in this report, including the financial statements and related notes, when deciding to invest in us. The risks and uncertainties described below could materially adversely affect our business, financial condition and results of operations in future periods and are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and results of operations in future periods.

### Risk Factor Summary

### Market, Financial Reporting, Credit and Liquidity Risks

- Our revenues in Originations and Servicing are highly dependent on macroeconomic and U.S. residential real estate market conditions.
- Our earnings may decrease because of changes in prevailing interest rates and/or declines in home prices.
- We may be unable to obtain sufficient capital to operate our business, and our substantial indebtedness may limit our financial and operating activities and our ability to incur additional debt to fund future needs.
- A disruption in the secondary home loan market, including the MBS market, could have a detrimental effect on our business.
- If our estimates or assumptions in our financial models prove to be incorrect, it may affect our earnings.
- We may not realize all of the anticipated benefits of previous or potential acquisitions and dispositions.
- Our hedging strategies may not be successful in mitigating our risks associated with interest rates.
- We have third-party credit, servicer and correspondent risks.
- Changes in tax legislation and challenges from tax authorities may have an adverse impact on our financial condition.
- We may not be able to fully utilize our net operating loss ("NOL"), other tax carry forwards and certain built-in losses or deductions.

### Business & Operational Risks

<u>Servicing</u>

- A significant increase in delinquencies for the loans that we own and service could have a material impact on our revenues, expenses and liquidity and on the valuation of our MSRs.
- We may not maintain or grow our business if we do not acquire MSRs or enter into favorable subservicing agreements.
- We service higher risk loans which are more expensive to service than conventional mortgage loans.
- We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable.

- Our counterparties may terminate our servicing rights and subservicing contracts.
- We could have a downgrade in our servicer ratings.

Originations

- We may not be able to maintain the volumes in our loan originations business.
- We may be required to indemnify or repurchase loans we sold, or will sell, if these loans fail to meet certain criteria.
- We are highly dependent upon loan programs administered by the Agencies to generate revenues.

Corporate/Other

- Our Real Estate exchange business could be further impacted by delays in foreclosure sales, as well as economic slowdowns and recessions.

**General Business & Operational Risks**

- We may not be successful in implementing certain strategic initiatives.
- Technology failures or cyber-attacks against us or our vendors could damage our business operations, and new laws and regulations could increase our costs.
- Our capital investments in technology may not achieve anticipated returns.
- We and our vendors have operations in India that could be adversely affected by changes in political or economic stability or by government policies.
- Our vendor relationships subject us to a variety of risks.
- Our risk management policies and procedures may not be effective.
- We could have, appear to have or be alleged to have conflicts of interest with Xome.
- Our business could suffer if we fail to attract, or retain, highly skilled employees and changes in our executive management team may be disruptive to our business.
- Negative public opinion could damage our reputation and adversely affect our business.
- Issues related to the development and use of artificial intelligence could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.
- We may have lapses in disclosure controls and procedures or internal control over financial reporting.
- Our business is subject to the risks of natural catastrophic events and health pandemics.

**Regulatory, Compliance and Legal Risks**

- We operate within a highly regulated industry on federal, state and local levels.
- We are subject to numerous legal proceedings, federal, state or local governmental examinations and enforcement investigations.
- We are subject to state licensing and operational requirements that result in substantial compliance costs.
- Our business would be adversely affected if we lose our licenses.
- We may incur increased litigation costs and related losses if a court overturns a foreclosure or if a loan we are servicing becomes subordinate to a Home Owners Association lien.
- Delays in residential mortgage foreclosure proceedings could have a negative effect on our ability to liquidate loans timely and slow the recovery of advances and thus impact our earnings or liquidity.

**Risks Related to Owning our Stock**

- Our common stock is subject to transfer restrictions.
- Anti-takeover provisions in our charter and under Delaware law could limit certain stockholder actions.
- The market price of our common stock may decrease, resulting in a loss for investors.

## Market, Financial Reporting, Credit and Liquidity Risks

***Our revenues in Originations and Servicing are highly dependent on macroeconomic and U.S. residential real estate market conditions.***

Our success depends largely on the health of the U.S. residential real estate industry, which is seasonal, cyclical and affected by changes in general economic conditions beyond our control. Economic factors such as increased interest rates, inflation, slow economic growth or recessionary conditions, the pace of home price appreciation or the lack of it, changes in household debt levels, and increased unemployment or stagnant or declining wages affect our customers' income and thus their ability and willingness to make loan payments. Although inflation has slowed during 2023, it remains above the Federal Reserve's 2% target, and it is expected that interest rates will remain elevated for some time. Additionally, global events affect all such macroeconomic conditions. Instability in the global credit markets, the impact of uncertainty regarding global central bank monetary policy, the instability in the geopolitical environment in many parts of the world (including as a result of the on-going Ukraine-Russia conflict, China-Taiwan relations, and the recent eruption of hostilities in Israel and Gaza), global economic ramifications of the current economic challenges in China, and other disruptions may continue to put pressure on global economic conditions. Weak, or a significant deterioration in economic conditions, reduces the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential customers to take out loans. As a result, such economic factors affect loan origination volume. Additional macroeconomic factors including, but not limited to, rising government debt levels, the withdrawal or augmentation of government interventions into the financial markets, changing U.S. consumer spending patterns, changing expectations for inflation and deflation, and weak credit markets may create low consumer confidence in the U.S. economy or the U.S. residential real estate industry. Excessive home building or high foreclosure rates resulting in an oversupply of housing in a particular area may also increase the amount of losses incurred on defaulted mortgage loans. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit markets at any time and adversely affect our financial condition.

Any uncertainty or deterioration in market conditions that leads to a decrease in loan originations will result in lower revenue on loans sold into the secondary market. Lower loan origination volumes generally place downward pressure on margins, thus compounding the effect of the deteriorating market conditions. Companies focusing on mortgage originations may experience severe financial distress and this may result in numerous companies exiting the mortgage business or filing bankruptcy. This could cause a contagion effect resulting in the banks which provide us financing lines to reduce the lines or increase financing costs. Such events could be detrimental to our business. Moreover, any deterioration in market conditions that leads to an increase in loan delinquencies will result in lower revenue for loans we service for the GSEs and Ginnie Mae as servicing fees are collected only for current performing loans. While increased delinquencies generate higher ancillary revenues, including late fees, these fees are sometimes unrecoverable if the related loan is liquidated. Increased delinquencies may also increase the cost of servicing the loans for all market participants. The decreased cash flow from lower servicing fees or higher cost to service could decrease the estimated value of our MSRs, resulting in recognition of losses when we write down those values. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and increases our obligation to advance certain principal, interest, tax and insurance obligations owed by the delinquent mortgage loan borrower. An increase in delinquencies could therefore be detrimental to our business.

***Our earnings may decrease because of changes in prevailing interest rates and/or declines in home prices.***

Our profitability is directly impacted by changes in prevailing interest rates. Interest rates have risen further and faster than any time in modern history. The following are certain material risks we face related to changes in interest rates:

Servicing:

- a decrease in interest rates may increase prepayment speeds which lead to (i) increased amortization expense; (ii) decreased servicing fees; and (iii) decreased fair value of our MSRs;

- an increase in interest rates, together with an increase in monthly payments when an adjustable mortgage loan's interest rate adjusts upward from an initial fixed rate or a low introductory rate, may cause increased delinquency, default and foreclosure. Increased mortgage defaults and foreclosures may adversely affect our business as they increase our expenses and reduce the number of mortgages service fees that are collected. Additionally, payment savings on modifications are directly tied to market interest rates, and increasing interest rates may reduce the number of customers eligible to receive modifications or increase the likelihood of re-default for those who receive a modification. Loan modifications for government insured mortgages are more difficult in a high-rate environment, which may result in higher delinquency levels for loans in Ginnie Mae securities. An increase in interest rates also lowers unhedged early buyout ("EBO") revenues;

Originations:

- an increase in interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

- an increase in interest rates could also adversely affect our production margins due to increased competition among originators;

Other:

- an increase in interest rates could adversely affect Xome's Real Estate exchange property sales, particularly non-distressed sales, as financing may become less attractive to borrowers;

- an increase in interest rates could increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations and for borrowing for acquisitions; and

- a decrease in interest rates could reduce our earnings from our custodial deposit accounts.

Home prices in many areas of the country have risen dramatically. Home values may deflate significantly, especially in those areas with the highest rates of increase. Falling home prices may result in higher defaults, greater loss severity, increased foreclosures and losses to investors and stakeholders. The decrease in housing values may greatly affect mortgage loan originations for years, with dramatic decreases in volume due in part from borrowers' inability to sell or refinance their properties as a result of the lower values. In addition, as investors take losses and liquidity in capital markets evaporates, investors and originators may tighten underwriting criteria and scrutiny of loan production. These events could decrease our revenue from loan originations or loan purchases, and increase our expenses due to repurchases, the resources needed to validate claims, and servicing costs to manage higher defaults and foreclosures.

Any of the foregoing could adversely affect our business, financial condition and results of operations.

***A disruption in the secondary home loan market, including the MBS market, could have a detrimental effect on our business.*** Demand in the secondary market and our ability to complete the sale or securitization of our mortgage loans depends on a number of factors, many of which are beyond our control. This includes general economic conditions, general conditions in the banking system, the willingness of lenders to provide funding for mortgage loans, the willingness of investors to purchase mortgage loans and MBS, and changes in regulatory requirements. In September 2022, the U.S. Federal Reserve withdrew from the mortgage securities market and ceased purchasing MBS. Additionally, the yield on U.S. Treasury bonds, often referred to as one of the primary market indicator rates, remains high and the spread between mortgage rates and 10-year Treasury yield continues to remain at 2008 financial crisis levels. Customers have little to no rate incentive to refinance and there is minimal demand from buyers of MBS. Any continued significant disruption or period of illiquidity in the general MBS market could directly affect our liquidity because no existing alternative secondary market would likely be able to accommodate on a timely basis the volume of loans that we typically sell in any given period. Accordingly, if the MBS market experiences a period of illiquidity, we may be prevented from selling the loans that we produce into the secondary market in a timely manner or at favorable prices, which could be detrimental to our business.

***We may be unable to obtain sufficient capital to operate our business.***

Our financing strategy includes the use of significant leverage because, to make servicing advances and fund originations, we require liquidity in excess of the capital generated by our operations. Accordingly, our ability to finance our operations depends on our ability to secure financing on acceptable terms and to renew and/or replace existing financings as they expire. These financings may not be available on acceptable terms or at all. If we are unable to obtain these financings, we may need to raise the funds we require in the capital markets or through other means, any of which may increase our cost of funds.

We are generally required to renew a significant portion of our debt financing arrangements each year, which exposes us to refinancing and interest rate risks. Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors including:

- the available liquidity in the credit markets;
- prevailing interest rates;
- an event of default, a negative ratings action by a rating agency and limitations imposed on us under the indentures governing our current debt that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;
- the strength of the lenders from which we borrow; and
- limitations on borrowings on advance facilities imposed by the amount of eligible collateral pledged, which may be less than the borrowing capacity of the advance facility.

Additionally, the Basel III “endgame” regulations released in response to recent regional bank failures are expected to discourage banks from investing in MSRs and other mortgage assets, which may make it more difficult to secure or to obtain acceptable terms for our various debt facilities.

If we are unable to obtain sufficient capital on acceptable terms for any of the foregoing reasons, this could adversely affect our business, financial condition and results of operations.

***Our substantial indebtedness may limit our financial and operating activities and our ability to incur additional debt to fund future needs.***

As of December 31, 2023, the aggregate principal amount of our unsecured senior notes was $3,200 million. Although we and our subsidiaries have substantial indebtedness, we believe we have the ability to incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. These agreements generally restrict us and our restricted subsidiaries from incurring additional indebtedness; however, these restrictions are subject to important exceptions and qualifications. If we incur additional debt, the related risks could be magnified and could limit our financial and operating activities.

Our current and any future indebtedness could:

- require us to dedicate a substantial portion of cash flow from operations to the payment of principal and interest on our current indebtedness and any indebtedness we may incur in the future, thereby reducing the funds available for other purposes;
- make it more difficult for us to satisfy and comply with our obligations with respect to the unsecured senior notes;

- subject us to increased sensitivity to increases in prevailing interest rates;
- place us at a competitive disadvantage to competitors with relatively less debt in economic downturns, adverse industry conditions or catastrophic external events; or
- reduce our flexibility in planning for or responding to changing business, industry and economic conditions.

In addition, our substantial level of indebtedness could limit our ability to obtain financing or additional financing on acceptable terms to fund future acquisitions, working capital, capital expenditures, debt service requirements, and/or general corporate and other purposes, which could have a material adverse effect on our business and financial condition. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors outside of our control. Our substantial obligations could have other important consequences. For example, our failure to comply with the restrictive covenants in the agreements governing our indebtedness, which limit our ability to incur liens, to incur debt and to sell assets, could result in an event of default that, if not cured or waived, could harm our business or prospects and could result in our bankruptcy.

***We use financial models that rely heavily on estimates in determining the fair value of certain assets and liabilities, such as MSRs and MSR financing liabilities, and if our estimates or assumptions prove to be incorrect, it may affect our earnings.***

We use internal financial models that utilize, wherever possible, market participant data to value certain of our assets, including our MSRs and MSR financing liabilities and for purposes of financial reporting. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. In determining value for MSRs, we make certain assumptions, many of which are beyond our control, including, among other things:

- the rates of prepayment and repayment within the underlying pools of mortgage loans and our ability to recapture mortgage prepayments through the origination platform;
- projected rates of delinquencies, defaults and liquidations;
- future interest rates;
- cost to service the loans;
- ancillary revenues; and
- amounts of future servicing advances.

If these assumptions or relationships prove to be inaccurate, if market conditions change or if errors are found in our models, the value of certain assets and liabilities could materially vary, which could impact our ability to satisfy minimum net worth covenants and borrowing conditions in our debt agreements and adversely affect our business, financial condition and results of operations.

***We may not realize all of the anticipated benefits of previous or potential acquisitions and dispositions.***

Our ability to realize the anticipated benefits of previous or potential acquisitions, including the acquisition of assets, will depend, in part, on our ability to scale-up to appropriately service these assets and integrate the businesses of the acquired companies with our business.

The risks associated with acquisitions include, among others:

- unknown or contingent liabilities;

- unanticipated issues in integrating information, management style, controls and procedures, servicing practices, communications and other systems including information technology systems;
- the value of non-cash consideration received and its potential change in value;
- unanticipated incompatibility of purchasing, logistics, marketing and administration methods;
- not retaining key employees or clients; and
- inaccuracy of valuation and/or operating assumptions supporting our purchase price.

When we acquire a platform, we may elect to operate this platform in addition to our current platform for a period of time or indefinitely. Individually or collectively, these transactions could substantially increase the UPB, or alter the composition of our portfolio of mortgage loans that we service or have an otherwise significant impact on our business. Additionally, we may make potentially significant acquisitions which could expose us to greater risks than we currently experience in servicing our current portfolio and adversely affect our business, financial condition and results of operations.

The risks associated with disposition include, among other things:

- difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner;
- destabilization of the applicable operations;
- loss of key personnel;
- ability to obtain necessary governmental or regulatory approvals;
- post-disposal disputes and indemnification obligations;
- access by purchasers to certain of our systems and tools during transition periods;
- the migration of data and separation of systems; and
- data privacy matters.

We can provide no assurances that we will enter into any such agreements or as to the timing of any potential strategic transactions. The strategic transaction process may disrupt our business including diverting management’s attention from ongoing business concerns. We also may not realize all of the anticipated benefits of potential future strategic transactions, which could adversely affect our business, financial condition and results of operations.

***Our hedging strategies may not be successful in mitigating our risks associated with interest rates.***
We use various derivative financial instruments to provide a level of protection against interest rate risks related to our both our pipeline (LHFS and IRLCs spanning our Originations and Servicing segments) and our MSR portfolio (in our Servicing segment), but no hedging strategy can protect us completely. The nature and timing of hedging transactions influence the effectiveness of these strategies. Poorly designed strategies, improperly executed and documented transactions or inaccurate assumptions could increase our risks and losses. In addition, hedging strategies involve transaction and other costs. Our hedging strategies and the derivatives that we use may not be able to adequately offset the risks of interest rate volatility, and our hedging transactions may result in or magnify losses. Furthermore, interest rate derivatives may not be available on favorable terms or at all, particularly during periods of heightened volatility or economic downturns. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

***We have third-party credit, servicer and correspondent risks which could have a material adverse effect on our business, liquidity, financial condition and results of operation.***

*Consumer Credit Risk:* We provide representations and warranties to purchasers and insurers of the loans that we sell that range between three years and the life of the loan. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by us. Our loss estimates are affected by factors both internal and external in nature, including, level of loan sales, as well as to whom the loans are sold, the expectation of credit loss on repurchases and indemnifications, our success rate at appealing repurchase demands, our ability to recover any losses from third parties, the overall economic condition in the housing market, the economic condition of borrowers, the political environment at investor agencies and the overall U.S. and world economies. Many of the factors are beyond our control and may lead to judgments that are susceptible to change. In adverse market conditions, loans may decrease in value due to an increase in delinquencies, borrower defaults and non-payments. In addition, property values may experience losses at liquidation due to extensions in foreclosure and real estate owned ("REO") sales timelines, as well as home price depreciation.

*Counterparty Credit Risk:* We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements. Although certain credit facilities and warehouse lines are committed, we may experience a disruption in operations due to a lender withholding funds of a borrowing request on the respective credit facility.

*Prior Servicer Risk:* We service mortgage loans under guidelines set forth by regulatory agencies and GSEs. Failure to meet stipulations of the servicing guidelines can result in the assessment of fines and loss of reimbursement of loan related advances, expenses, interest and servicing fees. When the servicing of a portfolio is assumed either through purchase of servicing rights or through a subservicing arrangement, various loans in the acquired portfolio may have been previously serviced in a manner that will contribute towards our not meeting certain servicing guidelines. If not recovered from a prior servicer, such events frequently lead to the eventual realization of a loss to us. The recovery process against a prior servicer can be prolonged based upon the time required by us to meet minimum loss deductibles under the indemnification provisions in our agreements with the prior servicer and for the time requirements by the prior servicer to review underlying loss events and our request for indemnification. The amounts ultimately recovered from prior servicers may differ from our estimated recoveries recorded based on the prior servicer's interpretation of responsibility for loss, which could lead to our realization of additional losses.

*Correspondent Risk:* We purchase closed loans from correspondent lenders. The failure of these correspondent lenders to comply with any applicable laws, regulations and rules may subject us to monetary penalties or other losses. Although we have controls and procedures designed to assess areas of risk with respect to these acquired loans, including, without limitation, diligence regarding compliance with underwriting guidelines and applicable laws or regulations, we may not detect every violation of law by these correspondent lenders. In an economic downturn, a number of these correspondent lenders may not be financially viable, and any issues with respect to loans purchased from them and sold to Fannie Mae and Freddie Mac would transfer any manufacturing defect risk of origination to us. Additionally, we expect occupancy fraud and income fraud in the correspondent channel to increase. As housing prices and interest rates increase, loan terms become less favorable, and affordability becomes more challenging. As a result, borrowers may be more inclined to either inflate their income or misrepresent their occupancy intentions.

Any of the above could adversely affect our business, liquidity, financial condition and results of operations.

***Changes in tax legislation and challenges from tax authorities may have an adverse impact on our financial condition.***

U.S. federal and state tax authorities may periodically revise legislation that may result in changes to the interpretation of established tax concepts. Future revisions in tax legislation and interpretations thereof could adversely impact our provision for income taxes, cash flow and financial condition. In addition, challenges arising from taxing authorities, including the Internal Revenue Service (IRS) and state and local jurisdictions, on the interpretation of tax laws and regulations could result in adjustments to our effective tax rate, the amount of taxes due or otherwise have an adverse impact on our financial condition.

***We may not be able to fully utilize our NOLs, other tax carry forwards and certain built-in losses or deductions.***

As of December 31, 2023, we had U.S. federal NOLs of $354 million, of which $186 million were not subject to limitation under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"). Our ability to utilize NOLs, other tax carry forwards and certain built-in losses or deductions to reduce taxable income in future years could be limited for various reasons, including if projected future taxable income is insufficient to recognize the full benefit of such NOL carry forwards prior to their expiration. Although we have certain transfer restrictions in place under our Certificate of Incorporation, our Board could issue additional shares of stock or permit or effect future conversions, amendments or redemptions of our stock, which, depending on their magnitude, could result in ownership changes that would trigger the imposition of additional limitations on the utilization of our NOLs under Sections 382 and 383 of the Code. Similar provisions of state tax law may also apply. In an attempt to minimize the likelihood of an additional ownership change occurring, our Certificate of Incorporation contains transfer restrictions limiting the acquisition (and disposition) of our stock or any other instrument treated as stock for purposes of Section 382 by persons or group of persons treated as a single entity under Treasury Regulation Section 1.382-3 owning (actually or constructively), or who would own as a result of the transaction, 4.75% of the total value of our stock (including any other interests treated as stock for purposes of Section 382). Nevertheless, it is possible that we could undergo an ownership change, either by events within or outside of the control of our Board, e.g., indirect changes in the ownership of persons owning 5% of our stock. In the event of a subsequent ownership change, all or part of the NOLs or built-in losses that were not previously subject to limitations under Section 382 could also become subject to an annual limitation. Section 384 may also apply in the event of an ownership change resulting from an acquisition, which would limit the utilization of our NOLs to only certain income or gains generated from assets owned subsequent to the acquisition. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

**Business & Operational Risks**

***Servicing***

***A significant increase in delinquencies for the loans that we own and service could have a material impact on our revenues, expenses and liquidity and on the valuation of our MSRs.***

- *Revenue.* An increase in delinquencies will result in lower revenue for loans we service for GSEs and Ginnie Mae as servicing fees are collected only for current performing loans. Additionally, while increased delinquencies generate higher ancillary revenues, including late fees, these fees do not offset the higher cost to service a delinquent loan and are sometimes unrecoverable if the loan is liquidated. In addition, an increase in delinquencies reduces cash held in collections and other accounts and lowers the interest income we receive.

- *Expenses.* An increase in delinquencies will result in a higher cost to service due to the increased time and effort required to collect payments from delinquent borrowers and an increase in interest expense as a result of an increase in our advancing obligations.

- *Liquidity.* An increase in delinquencies could also negatively impact our liquidity because of an increase in servicing advances resulting in an increase in borrowings under advance facilities and/or insufficient financing capacity to fund increases in advances.

- *Valuation of MSRs.* We base the price we pay for MSRs on, among other things, our projections of the cash flows from the related pool of mortgage loans based on market participant assumptions. Expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies were significantly greater than expected, the estimated fair value of our MSRs could be diminished. If the estimated fair value of MSRs is reduced, we would record a loss which would adversely impact our ability to satisfy borrowing conditions in our debt agreements which could have a negative impact on our financial results.

An increase in delinquency rates could therefore adversely affect our business, financial condition and results of operations.

***We may not be able to maintain or grow our business if we do not acquire MSRs or enter into additional subservicing agreements on favorable terms.***

Our servicing portfolio is subject to "run off," meaning that mortgage loans serviced by us may be prepaid prior to maturity or repaid through standard amortization of principal. As a result, our ability to maintain the size of our servicing portfolio depends on our ability to acquire the right to service additional pools of residential mortgages, enter into additional subservicing agreements or to retain the servicing rights on newly originated mortgages. We have also shifted the mix of our servicing portfolio to a greater mix of subserviced loans. While we expect this strategy to have longer-term benefits, in the short-term, since subservicing revenues are earned on a fee per loan basis, this shift in our servicing portfolio to subservicing could reduce our revenue and earnings. In addition, we may not be able to maintain our pipeline of subservicing opportunities. and do not have control of whether a subservicing client sells off its portfolio or the volume and timing of such sales.

The Federal Housing Finance Agency ("FHFA") could enact more stringent requirements on the GSEs, or other federal or state agencies may enact additional requirements that are more stringent regarding the purchase or sale of MSRs. Additionally, if we do not comply with our seller/servicer obligations, the investors may not consent to approve future transfers of MSRs.

If we do not acquire MSRs or enter into additional subservicing agreements on terms favorable to us, our business, financial condition and results of operations could be adversely affected.

***Some of the loans we service are higher risk loans, which are more expensive to service than conventional mortgage loans and may lead to liquidity challenges.***

Some of the mortgage loans we service are higher risk loans, meaning that the loans are to less credit worthy borrowers, delinquent or for properties the value of which has decreased. These loans are more expensive to service because they require more frequent interaction with customers and greater monitoring and oversight. Additionally, in connection with the ongoing mortgage market reform and regulatory developments, servicers of higher risk loans are subject to increased scrutiny by state and federal regulators and will experience higher compliance and regulatory costs, which could result in a further increase in servicing costs. We may not be able to pass along any of the additional expenses we incur in servicing higher risk loans to our servicing clients. The greater cost of servicing higher risk loans, which may be further increased through regulatory reform, consent decrees or enforcement, could adversely affect our business, financial condition and results of operations. We have a portfolio of higher risk loans guaranteed by Ginnie Mae. In an adverse economic scenario or a pandemic similar to COVID-19, where defaults rise rapidly and unexpectedly, we may have funding challenges since Ginnie Mae does not allow the separate utilization of advances as a form of collateral, and we may not be able to secure financing for advances on acceptable terms or at all. If we are unable to obtain these financings, we may need to raise the funds we require in the capital markets or through other means, any of which may increase our cost of funds. Additionally, Ginnie Mae issued new guidelines on early buyouts of reperforming loans which could affect our liquidity.

As a result of the COVID pandemic, most investors have changed their loss mitigation program procedures and requirements. New program interpretation, implementation, and testing are time intensive and are subject to operational risk. While we have extensive validation in place to ensure timeliness and accuracy of these updated loss mitigation programs, the multitude of changes and differences in programs announced by each investor creates risk of error. The risk subjects us to loss indemnification requirements.

***We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.***

During any period in which a borrower is not making payments, we are required under most of our servicing agreements to advance our own funds to meet contractual principal and interest remittance requirements for investors, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties on behalf of investors. As home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances, and in certain situations our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, when a mortgage loan serviced by us defaults or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or liquidation occurs. Market disruptions where a temporary period of forbearance may be offered for customers unable to pay on certain mortgage loans may also increase the number of defaults, delinquencies or forbearances related to the loans we service, increasing the advances we make for such loans.

We have sold to a joint venture capitalized by certain entities formed and managed by Rithm Capital Corp. ("Rithm") and certain third-party investors the rights to mortgage servicing rights and servicer advances related to certain loan pools. In connection with these transactions, Rithm purchased the equity of wholly owned special purpose subsidiaries of Mr. Cooper Group that issued limited recourse funding to finance the advances. We continue to service these loans. In the event that Rithm receives requests for advances in excess of amounts that they or their co-investors are willing or able to fund, we are obligated to fund these advance requests. Since we have transferred the related advance facilities to Rithm, we may have to obtain other sources of financing which may not be available. Our inability to fund these advances could result in a termination event under the applicable servicing agreement, an event of default under the advance facilities and a breach of our purchase agreement with Rithm. Our inability to fund these advance requests could adversely affect our business, financial condition and results of operations.

***Our counterparties may terminate our servicing rights and subservicing contracts.***
The owners of the loans we service and the primary servicers of the loans we subservice may, under certain circumstances, terminate our MSRs or subservicing contracts, respectively.

*Agency Servicing*: We are party to seller/servicer agreements and/or subject to guidelines and regulations (collectively, seller/servicer obligations) with both of the GSEs, FHA and Ginnie Mae. As is standard in the industry, under the terms of these seller/servicer agreements, the agencies have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the MSRs to a third party.

We are subject to minimum financial eligibility requirements established by the Agencies. These minimum financial requirements, include net worth, capital ratio and/or liquidity criteria in order to set a minimum level of capital needed to adequately absorb potential losses and a minimum amount of liquidly needed to service Agency mortgage loans and MBS and cover the associated financial obligations and risks. To meet these minimum financial requirements, we are required to maintain cash and cash equivalents in amounts that could impede us from growing our business and place us at a competitive disadvantage in relation to federally chartered banks and certain other financial institutions. These seller/servicer obligations include financial covenants that include capital requirements related to tangible net worth. The FHFA and Ginnie Mae have updated their minimum financial eligibility requirements for GSE seller/servicers and Ginnie Mae issuers, the majority of which became effective on September 30, 2023. The updated minimum financial eligibility requirements modify the definitions of tangible net worth and eligible liquidity, modify their minimum standard measurement and include a new risk-based capital ratio, among other changes. On October 21, 2022, Ginnie Mae extended the compliance date for its risk-based capital requirements to December 31, 2024. Although we believe that we will be in compliance with these updated requirements, to the extent that these capital and liquidity requirements are not met, the applicable agency may suspend or terminate these agreements, which would prohibit us from further servicing these specific types of mortgage loans or being an approved servicer. If we are unable to meet these capital and liquidity requirements, this could adversely affect our business, financial condition and results of operations.

*Subservicing*: Our subservicing portfolio is highly concentrated with a small number of parties who may elect to transfer their subservicing relationship to other counterparties or may go out of business. As of December 31, 2023, 93% of our subservicing portfolio is with 6 counterparties. Under our subservicing contracts, the primary servicers for which we conduct subservicing activities have the right to terminate our subservicing contracts with or without cause, with limited notice and with no termination fee upon a change of control. Entering into additional subservicing contracts will expose us to similar risks with new counterparties.

If our servicing rights or subservicing contracts are terminated on a material portion of our servicing portfolio, this could adversely affect our business, financial condition and results of operations.

***We could have a downgrade in our servicer ratings.***
Standard & Poor's and Fitch rate us as a residential loan servicer. Favorable ratings from these agencies are important to the conduct of our loan servicing business. Downgrades in servicer ratings could:

- adversely affect our ability to finance servicing advances and maintain our status as an approved servicer by Fannie Mae, Freddie Mac, Ginnie Mae, and other investors;

- lead to the early termination of existing advance facilities and affect the terms and availability of advance facilities that we may seek in the future;

- cause our termination as servicer in our servicing agreements that require that we maintain specified servicer ratings; and

- further impair our ability to consummate future servicing transactions.

Any of the above could adversely affect our business, financial condition and results of operations.

***<u>Originations</u>***

***We may not be able to maintain the volumes in our loan originations business, which would adversely affect our ability to replenish our servicing business.***

The volume of loans funded within our loan originations business is subject to multiple factors, including changes in interest rates and availability of government programs. Volume in our originations business is based on the refinancing of existing mortgage loans that we service, which is highly dependent on interest rates and other macroeconomic factors, and originations through our Correspondent channel. Our loan origination volume may decline if interest rates increase, if government programs terminate and are not replaced with similar programs or if we cannot replace this volume with other loan origination channels such as Correspondent, new customer acquisitions or purchase money loans. Any such slowdown may materially decrease the number and volume of mortgages we originate. As interest rates have rapidly risen, our refinancing volumes have significantly decreased as fewer consumers are incentivized to refinance their mortgages. As a result, our Originations revenues have decreased substantially. In addition, consumers are increasingly completing the mortgage process using online and/or digital tools. The proliferation of these tools and their ease of use may present challenges in retaining and attracting new loan applicants if we are unable to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to consumers. Additionally, newer market participants, often called "disruptors," are reinventing aspects of the mortgage loan industry and capturing profit pools historically collected by existing market participants. As a result, the lending industry could become even more competitive if new market participants are successful in capturing market share from existing market participants such as ourselves. If we are unable to maintain our loan originations volume, our business, financial condition and results of operations could be adversely affected.

***We may be required to indemnify or repurchase loans we sold, or will sell, if these loans fail to meet certain criteria or characteristics or under other circumstances.***

The indentures governing our securitized pools of loans and our contracts with purchasers of our whole loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if:

- our representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning the licensing of a mortgage broker;

- we fail to secure adequate mortgage insurance within a certain period after closing;

- a mortgage insurance provider denies coverage;

- we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment; or

- the borrower fails to make certain initial loan payments due to the purchaser, or terminates employment between the time validation is performed and the time the loan funds.

We are subject to repurchase claims and may continue to receive claims in the future. If we are required to indemnify or repurchase loans that we originate or have previously originated and sell or securitize that result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

***We are highly dependent upon loan programs administered by Fannie Mae, Freddie Mac, the Federal Housing Administration, the Department of Veterans Affairs, the US Department of Agriculture and Ginnie Mae (collectively, the "Agencies") to generate revenues through mortgage loan sales to institutional investors.***

There are various proposals which deal with GSE reform, including winding down the GSEs and reducing or eliminating over time the role of the GSEs in guaranteeing mortgages and providing funding for mortgage loans, as well as proposals to implement reforms relating to borrowers, lenders and investors in the mortgage market, including reducing the maximum size of loans that the GSEs can guarantee, phasing in a minimum down payment requirement for borrowers, improving underwriting standards and increasing accountability and transparency in the securitization process. Uncertainty remains regarding the future of the GSE's, including with respect to the duration of conservatorship, the extent of their roles in the market and what forms they will have, and whether they will be government agencies, government-sponsored agencies or private for-profit entities. The extent and timing of any regulatory reform regarding the GSEs and the U.S. housing finance market, as well as any effect on our business operations and financial results, are uncertain. It is not yet possible to determine whether such proposals will be enacted and, if so, when, what form any final legislation or policies might take or how proposals, legislation or policies may impact our business.

Our ability to generate revenues through mortgage loan sales to institutional investors depends to a significant degree on programs administered by the Agencies that facilitate the issuance of mortgage-backed securities in the secondary market. These Agencies play a critical role in the residential mortgage industry, and we have significant business relationships with many of them. Almost all of the conforming loans we originate qualify under existing standards for inclusion in guaranteed mortgage securities backed by one of these Agencies. We also derive other material financial benefits from these relationships, including the assumption of credit risk on loans included in such mortgage securities in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures. If it is not possible for us to complete the sale or securitization of certain of our mortgage loans due to changes in Agency programs, we may lack liquidity under our mortgage financing facilities to continue to fund mortgage loans, and our revenues and margins on new loan originations would be materially and negatively impacted.

Our GNMA loan portfolio may experience higher default risk as these loans typically have high Loan to Value Ratios (LTV). In case of default, we may not recover all servicing expenses and experience losses due to limited collateral value. The loss can be higher if there is any structural damage to the property due to natural disasters such as floods, fire, hurricanes and other environmental factors from climate change. A requirement of FHA is to convey property in habitable condition, and damage from natural hazards may require us to repair properties to conveyable condition. Our loan originations business may not be able to sell these loans, and we may not recover all our capital which leads to higher losses. Additionally, we may not be able to recover all expenses related to damage caused by water and wind. Inflationary pressures may limit a borrower's disposable income which may lead to additional incumbrances on title, impeding our foreclosure efforts. Our REO portfolio from foreclosed government loans, may experience higher losses due to declines in market value and extended sale timelines. This may occur due to multiple factors beyond our control, such as higher interest rates, which would limit a potential buyer's capacity to purchase, inflationary pressure limiting surplus cash or economic deterioration of local neighborhoods where properties are located. Our servicing business may experience higher advance requirements, increasing our interest expense cost from credit lines.

We are largely reliant on Agency MBS issuances to sell the loans that we originate. In recent years, the Agencies have instituted periodic limits on products such as investor properties, second homes, and products with multiple risk characteristics such as borrowers with below average credit scores and high LTV. If these periodic limits for purchasing these loans become permanent, we must find other investors for loans within our pipeline, which may be at a material discount to the expected pricing.

Any discontinuation of, or significant reduction in, the operation of these Agencies or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these Agencies could materially and adversely affect our business, liquidity, financial position and results of operations.

***Corporate/Other***

***Our Real Estate exchange business could be further impacted by delays in foreclosure sales, as well as economic slowdowns and recessions.***

The foreclosure moratoriums instituted during the COVID-19 pandemic have impacted and are continuing to impact our REO exchange business. The Exchange business consists of the Xome.com auction platform that provides efficient execution for sales of foreclosed properties. States, agencies and regulators have previously issued forbearance programs and placed a moratorium on foreclosures and evictions. Many of the measures have been lifted; however, there has been a delay in the selling of FHA foreclosed properties, which adversely impacts our REO exchange revenues. A continued economic slowdown, recession, or declining consumer confidence in the economy could have a material adverse effect on values of residential real estate properties. The volume of residential real estate transactions is highly variable which is primarily affected by the average price of real estate sales, the availability of funds to finance purchases, mortgage interest rates, consumer confidence in the economy and general economic factors affecting the real estate markets. A decline in real estate transactions could materially and adversely affect our REO exchange business.

**General Business & Operational Risks**

***We may not be successful in implementing certain strategic initiatives.***

Certain strategic initiatives, which we discuss in our MD&A, are designed to improve our results of operations and drive long-term stockholder value.

There is no assurance that we will be able to successfully implement these strategic initiatives, that we will be able to realize all of the projected benefits of our plans or that we will be able to compete successfully in new markets and our efforts may be more expensive and time consuming than we expect, which could adversely affect our business, financial condition and results of operations.

***Technology failures or cyber-attacks against us or our vendors could damage our business operations, and new laws and regulations could increase our costs.***

The business industry as a whole is characterized by rapidly changing technologies, system disruptions and failures caused by fire, power loss, telecommunications failures, system misuse, unauthorized intrusion (cyber-attack), computer viruses and disabling devices, natural disasters, health pandemics and other similar events that may interrupt or delay our ability to provide services to our borrowers. As a part of conducting business, we receive, transmit and store a large volume of personally identifiable information and other user data. Additionally, Xome, which utilizes a real estate auction website, is reliant on information technology networks and systems to securely process, transmit and store sensitive electronic information. Cybersecurity risks for the financial services industry have increased significantly in recent years due to new technologies, the reliance on technology to conduct financial transactions and the increased sophistication of organized crime and hackers. Those parties also may attempt to misrepresent personal or financial information to obtain loans or other financial products from us or attempt to fraudulently induce employees, customers, or other users of our systems to disclose confidential information in order to gain access to our data or that of our customers. Additionally, cyberattacks on financial institutions are increasingly becoming a tactical risk of modern warfare. Cyberattacks performed as an act of war are typically excluded from insurance coverage and could result in material financial loss to the organization with limited recourse from insurance providers. We and others in our industry are regularly the subject of attempts by attackers to gain unauthorized access to our networks, systems, and data, or to obtain, change, or destroy confidential data (including personal identifying information of individuals) through a variety of means, including computer viruses, malware, phishing, ransomware and other attack vectors. These attacks may result in unauthorized individuals obtaining access to our confidential information or that of our customers, or otherwise accessing, damaging, or disrupting our systems or infrastructure. In particular, as initially disclosed on November 2, 2023, and supplemented in our disclosures on November 9, 2023, and December 15, 2023, on October 31, 2023, we experienced a cybersecurity incident in which an unauthorized third party gained access to certain of our technology systems and obtained personal information relating to substantially all of our current and former customers.

In addition, to access our products and services, including our Home Intelligence app, our customers may use personal smartphones, tablet PCs, and other mobile devices that are beyond our control systems. Third parties with which we do business or that facilitate our business activities or vendors that provide services or security solutions for our operations could also be sources of operational risk and information security risk to us, including from cyber-attacks, information breaches or loss, breakdowns, disruptions or failures of their own systems or infrastructure, or any deficiencies in the performance of their responsibilities. Additional security breaches, acts of vandalism and developments in computer intrusion capabilities could cause our financial, accounting, data processing or other operating systems and facilities to fail to operate properly or become disabled and could result in a compromise or breach of the technology that we or our vendors use to protect our borrowers' personal information and transaction data.

Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or implement effective preventive measures against additional internal and external security breaches, especially because the techniques used change frequently, are becoming more sophisticated and are not recognized until launched, and because security attacks can originate from a wide variety of sources. This is especially applicable in the shift to having most of our team members work in a home-centric environment, as our team members access our secure networks through their home networks. These risks may increase in the future as we continue to increase our reliance on telecommunication technologies (including mobile devices), the internet and use of web-based product offerings.

While we have implemented policies and procedures designed to help mitigate cybersecurity risks and cyber intrusions, there can be no assurance that cyber intrusions, whether external or internal, will not occur. An additional successful penetration or circumvention of the security of our or our vendors' systems or a defect in the integrity of our or our vendors' systems or cybersecurity could cause serious negative consequences for our business, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or operating systems and to those of our customers and counterparties. Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations. This risk is enhanced in certain jurisdictions with stringent data privacy laws. For example, the California Consumer Privacy Act of 2018 which went into effect in January 2020, as amended by the California Privacy Rights Act, which went into effect in January 2023 (collectively, the "Privacy Acts"), provides data privacy rights for consumers and operational requirements for us. The Privacy Acts include a statutory damages framework and private rights of action against businesses that fail to comply with certain Privacy Acts terms or implement reasonable security procedures and practices to prevent data breaches. Several other states have enacted similar legislation, and many other states are currently considering similar legislation, and there remains increased interest at the federal level as well. Additionally, while we have obtained insurance to cover us against certain cybersecurity risks and information theft, there can be no guarantee that all losses will be covered or that the insurance limits will be sufficient to cover such losses.

In addition, increasing attention is being paid by the media, regulators and legislators to matters relating to cybersecurity, and regulators and legislators may enact laws or regulations regarding cybersecurity. For example, the New York Department of Financial Services has adopted regulations that are far-ranging in scope, including not only specific technical safeguards but also requirements regarding governance, incident planning, data management and system testing, and the FTC promulgated a revised Safeguards Rule. New laws and regulations could result in significant compliance costs, which may adversely affect our cash flows and net income.

***Our capital investments in technology may not achieve anticipated returns.***

Our business is becoming increasingly reliant on technology investments, and the returns on these investments are less predictable. We are currently making, and will continue to make, significant technology investments to support our originations and servicing offerings by implementing improvements to our customer-facing technology and evolving our information processes and computer systems to run our business more efficiently and remain competitive and relevant to our customers. Additionally, we have sold certain intellectual property rights related to our proprietary, cloud-based technology platform for mortgage servicing and received an equity stake in the buyer. These technology initiatives might not provide the anticipated benefits or may provide them on a delayed schedule or at a higher cost. We must monitor and choose the right investments and implement them at the right pace. Failing to make the best investments or making an investment commitment significantly above or below our needs could result in the loss of our competitive position and adversely impact our financial condition and results of operations.

***We and our vendors have operations in India that could be adversely affected by changes in political or economic stability or by government policies.***

We currently have operations located in India, which is subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The political or regulatory climate in the United States, or elsewhere, also could change so that it would not be lawful or practical for us to use international operations in the manner in which we currently use them. If we or our vendors had to curtail or cease operations in these countries and transfer some or all of these operations to another geographic area, we would incur significant transition costs as well as higher future overhead costs that could materially and adversely affect our results of operations. In many foreign countries, particularly in those with developing economies, it may be common to engage in business practices that are prohibited by laws and regulations applicable to us, such as The Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). Any violations of the FCPA or local anti-corruption laws by us, our subsidiaries or our local agents could have an adverse effect on our business and reputation and result in substantial financial penalties or other sanctions.

***Our vendor relationships subject us to a variety of risks.***

We have significant vendors that, among other things, provide us with financial, technology and other services to support our businesses. With respect to vendors engaged to perform activities required by the applicable servicing criteria, we assess compliance with the applicable servicing criteria for the applicable vendor (or in certain cases require vendors to provide their own assessments and attestations) and are required to have procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with servicing criteria applicable to the vendor. In the event that a vendor’s activities do not comply with the servicing criteria, it could negatively impact our servicing agreements. Additionally, key vendors may misuse our data which could expose our customers to unauthorized transactions or other potential adverse events, which may adversely affect our business and reputation. In addition, if our current vendors were to stop providing services to us on acceptable terms, including as a result of one or more vendor bankruptcies, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition and results of operations.

***We could have, appear to have or be alleged to have conflicts of interest with Xome.***

Xome provides services to us which could create, appear to create or be alleged to create conflicts of interest. By obtaining services from a subsidiary, there is risk of possible claims of collusion or claims that such services are not provided by Xome upon market terms. We have adopted policies, procedures and practices that are designed to identify and address conflicts of interest. In addition, we undertake practices to identify and deal with potential conflicts. Further, we have engaged an independent third party to conduct a pricing study in an attempt to ensure that the fees charged are customary and reasonable. However, there can be no assurance that such measures will be effective in eliminating all conflicts of interest or that third parties will refrain from making such allegations. Appropriately identifying and dealing with conflicts of interest is complex and difficult, and our reputation, which is one of our most important assets, could be damaged and the willingness of counterparties to enter into transactions with us may be affected if we fail, or appear to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

***Our risk management policies and procedures may not be effective.***

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established policies and procedures intended to identify, monitor and manage the types of risk to which we are subject, including credit risk, market and interest rate risk, liquidity risk, cyber risk, regulatory, legal and reputational risk. Although we have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future, these policies and procedures, as well as our risk management techniques such as our hedging strategies, may not be fully effective. There may also be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. As regulations and markets in which we operate continue to evolve, our risk management framework may not always keep sufficient pace with those changes. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

***Our business could suffer if we fail to attract, or retain, highly skilled employees and changes in our executive management team may be disruptive to our business.***

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Many of the companies with which we compete for experienced employees are large banks who have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. We may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate our businesses and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us and this could materially affect our business, financial condition and results of operations. From time to time, we may have staffing reductions and may be exposed to unanticipated consequences of our staffing reductions, including attrition beyond the planned reductions, increased difficulties in our day-to-day operations, including a loss of continuity, loss of accumulated knowledge and/or efficiency, reduced employee morale and reduced ability to attract and retain qualified personnel. Employees who were not affected by our planned staffing reductions may seek alternate employment, which may harm our productivity.

Additionally, the experience of our executive management team is a valuable asset to us. Our executive management team has significant experience in the residential loan originations and servicing industry and would be difficult to replace. Disruptions in management continuity could result in operational or administrative inefficiencies and added costs, which could adversely impact our results of operations and stock price, and may make recruiting for future management positions more difficult or costly.

***Negative public opinion could damage our reputation and adversely affect our business.***

Reputational risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, technology failures, cyber attacks, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Additionally, the proliferation of social media websites as well as the personal use of social media by our employees and others, including personal blogs and social network profiles, also may increase the risk that negative, inappropriate or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences, including as a result of our employees interacting with our customers in an unauthorized manner in various social media outlets.

Our reputation may also be negatively impacted by our environmental, social and governance (“ESG”) practices and disclosures, including climate change practices and disclosures. In addition, various private third-party organizations have developed ratings processes for evaluating companies on their approach to ESG matters. These third party ESG ratings may be used by some investors to assist with their investment and voting decisions. Any unfavorable ESG ratings may lead to reputational damage and negative sentiment among our investors and other stakeholders.

These factors could impair our working relationships with government agencies and investors, expose us to litigation and regulatory action, negatively affect our ability to attract and retain customers and employees, and adversely affect our results of operations.

***Issues related to the development and use of artificial intelligence (AI) could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.***

We currently incorporate generative AI driven automation in our call centers. We also developed a mortgage-centric AI platform to onboard loan portfolios that we use internally and market to third parties. Our research and development of such technology remains ongoing, and we may begin to use AI in other areas in our business operations. AI presents risks, challenges, and unintended consequences that could affect our and our customers’ adoption and use of this technology. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving. While we aim to develop and use

AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, deficiencies and/or failures could (i) give rise to legal and/or regulatory action, including as a result of new applications of existing data protection, privacy, intellectual property, and other laws; (ii) damage our reputation; or (iii) otherwise materially harm our business.

***Lapses in disclosure controls and procedures or internal control over financial reporting could materially and adversely affect our operations, profitability or reputation.***

Our disclosure controls and procedures may not be effective in every circumstance. Similarly, we may experience a material weakness or significant deficiency in internal control over financial reporting. Any lapses or deficiencies may materially and adversely affect our business and results of operations or financial condition, restrict our ability to access the capital markets, require us to spend significant resources to correct the lapses or deficiencies, expose us to regulatory or legal proceedings, subject us to fines, penalties or judgments, harm our reputation, or otherwise cause a decline in investor confidence.

***Our business is subject to the risks of earthquakes, hurricanes, fires, floods, health pandemics and other natural catastrophic events.***

Earthquakes, hurricanes, fires, floods, health pandemics, and similar events could have a material adverse effect on the macro economy and affect our loan servicing costs, increase our servicing advances, increase servicing defaults and negatively affect the value of our MSRs and loans in our pipeline.

**Regulatory, Compliance and Legal Risks**

***We operate within a highly regulated industry on federal, state and local levels and our business results are significantly impacted by the laws and regulations to which we are subject, as well as scrutiny from governmental or regulatory agencies.***

Our businesses are subject to extensive, complex and comprehensive regulation under federal, state and local laws in the United States, as well as governmental scrutiny from regulators and law enforcement agencies. These laws, regulations and governmental inquiries can significantly affect the way that we do business, can restrict the scope of our existing businesses, limit our ability to expand our product offerings or to pursue acquisitions, or can make our costs to service or originate loans higher, which could impact our financial results.

Federal, state and local governments have proposed or enacted numerous laws, regulations and rules related to mortgage loans and registered investment advisors. Due to the highly regulated nature of the residential mortgage industry, we are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our servicing, originations and ancillary business, including Xome and Roosevelt Management Company, and the fees we may charge. These regulations directly impact our business and require constant compliance, which includes enhancing our compliance program, procedures and controls, monitoring and internal and external audits. A failure in maintaining an effective compliance program or a material failure to comply with any of these laws or regulations could subject us to lawsuits or governmental actions, which could materially adversely affect our business, financial condition and results of operations. In addition, there continue to be changes in legislation and licensing, which require technology changes and additional implementation costs for loan originators and new state and federal privacy legislation could impact mortgage operations, marketing, and data governance. We expect legislative changes will continue in the foreseeable future, which may increase our operating expenses. For example, on December 30, 2022 the state of New York signed into law a new measure which strictly enforces the state statute of limitations period to foreclose on a mortgage lien before losing the ability to enforce the security instrument. The law has not yet had sufficient time to be tested or challenged, but could subject the company to substantial losses for investors in properties in New York which could increase the potential of losses to the company. Furthermore, there continue to be changes in state laws that are adverse to mortgage servicers that increase costs and operational complexity of our business and impose significant penalties for violation. Any of these changes in law could adversely affect our business, financial condition and results of operations.

Regulatory requirements or changes to existing requirements that the CFPB or other federal or state agencies, including HUD and the FCC, related to our business may result in increased compliance and operational costs and impair the profitability of such business. For example, Regulation C of the Home Mortgage Disclosure Act (“HMDA”) requires us to collect and report certain mortgage data for every loan application. These requirements for gathering and submitting large amounts of data regarding loan applications to regulators and the public are complex. Thus, any inadvertent errors in our gathering or reporting the data could result in fines or penalties being levied by the CFPB or other regulators against us. In addition, the authority of state attorneys general to bring actions to enforce federal consumer protection legislation, as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), could be expanded and we could be subject to additional state lawsuits and enforcement actions, thereby further increasing our legal and compliance costs. The cumulative effect of these changes could result in a material impact on our earnings. The implementation of the originations and servicing rules by the CFPB and the CFPB's continuing examinations of our business, could increase our regulatory compliance burden and associated costs and place restrictions on our operations, which could in turn adversely affect our business, financial condition and results of operations. Additionally, our sub-servicing of loans for federally regulated depositories creates indirect regulatory risk with the OCC, FDIC, and the U.S. Federal Reserve. Recent enforcement actions by these regulators over competitors in the mortgage servicing business increases our risks with both the CFPB and indirectly through our subservicing business partners.

We could be subject to additional regulatory requirements or changes under the Dodd-Frank Act beyond those currently proposed, adopted or contemplated. There also continues to be discussion of potential GSE reform which would likely affect markets for mortgages and mortgage securities in ways that cannot be predicted. In addition, FHFA initiatives may be implemented by the GSEs that could materially affect the market for conventional and/or government insured loans. Further, on November 3, 2023, the Financial Stability Oversight Council (the "FSOC") unanimously voted to issue final versions of a new analytic framework for financial stability risks and updated guidance on the FSOC's nonbank financial company determinations process. The updated guidance for Nonbank Financial Company Determinations sets forth the FSOC's procedures for considering whether to designate a nonbank financial company for Federal Reserve supervision and prudential standards under section 113 of the Dodd-Frank Act.

Individual states have also been active in regulatory enforcement, as have other regulatory organizations such as the Multi-State Mortgage Committee, as well as various state Attorneys General. We also believe there has been a shift among certain regulators towards a broader view of the scope of regulatory oversight responsibilities with respect to mortgage originators and servicers. In addition to their traditional focus on consumer protection laws, licensing and examination matters, certain regulators have begun to make observations, recommendations or demands with respect to such areas as corporate governance, low-to-moderate income lending requirements, safety and soundness, and risk and compliance management.

Certain regulators took steps to block the acquisition of MSRs by one of our competitors. It is possible that we could become subject to similar actions with respect to our acquisition of MSRs or other key business operations such as entering into subservicing contracts, which could adversely affect our business, financial condition and results of operations.

The influx of new laws, regulations, and other directives adopted in response to the COVID-19 pandemic exemplifies the ever-changing and increasingly complex regulatory landscape we operate in. While some regulatory reactions to COVID-19 may have relaxed certain compliance obligations (e.g., relaxing work location requirements for loan personnel working remotely during COVID-19 emergency declarations) other updates related to servicing delinquent mortgages and providing new mortgage assistance programs have substantially increased mortgage servicers responsibilities and risks. While some regulators have granted permanent ability to work away from a licensed location, those that have not may determine that prior leniency surrounding work locations may no longer apply. We have received, and may continue to receive, inquiries from various federal and state lawmakers, attorneys general and regulators seeking information on our COVID-19 response and its impact on our business, team members, and clients. Future regulatory scrutiny and enforcement resulting from COVID-19 is unknown.

Additionally, the CFPB iteratively adopted rules over the course of several years regarding mortgage servicing practices that required us to make modifications and enhancements to our mortgage servicing processes and systems. While the CFPB announced its flexible supervisory and enforcement approach during the COVID-19 pandemic on certain consumer communications required by the mortgage servicing rules, managing to the CFPB's loss mitigation rules is challenging. If we are unable to comply with, or face allegations that we are in breach of, applicable laws, regulations or other requirements, we may face regulatory action, including fines, penalties, and restrictions on our business. In addition, we could face increased litigation, including class action lawsuits, and reputational damage.

***We are subject to numerous legal proceedings, federal, state or local governmental examinations and enforcement investigations. Some of these matters are highly complex and slow to develop, and results are difficult to predict or estimate.***

*Legal Proceedings*: We are routinely and currently involved in a significant number of legal proceedings concerning matters that arise in the ordinary course of our business. There is no assurance that the number of legal proceedings will not increase in the future, including certified class or mass actions. These legal proceedings range from actions involving a single plaintiff to putative class action lawsuits. These actions and proceedings are generally based on alleged violations of consumer protection, securities, employment, contract, tort, common law fraud and numerous other laws, including, but not limited to, the Equal Credit Opportunity Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Real Estate Settlement Procedures Act, National Housing Act, Homeowners Protection Act, Servicemember's Civil Relief Act, Telephone Consumer Protection Act, Truth in Lending Act, Financial Institutions Reform, Recovery, and Enforcement Act of 1989, unfair, deceptive or abusive acts or practices in violation of the Dodd-Frank Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Home Mortgage Disclosure Act, the Bankruptcy Code, False Claims Act, the CARES Act and Making Home Affordable loan modification programs (while MHA programs have ended, claims may continue to arise). Additionally, along with others in our industry, we are subject to repurchase and indemnification claims and may continue to receive claims in the future, regarding alleged breaches of representations and warranties relating to the sale of mortgage loans, the placement of mortgage loans into securitization trusts or the servicing of mortgage loan securitizations. We are also subject to legal actions or proceedings related to loss sharing and indemnification provisions of our various acquisitions. Additionally, third parties may assert claims against us that our content, website processes or software applications infringe their intellectual property rights. Certain of the pending or threatened legal proceedings include claims for substantial compensatory, punitive and/or, statutory damages or claims for an indeterminate amount of damages.

Litigation and other proceedings may require that we pay settlement costs, legal fees, damages, including punitive damages, penalties or other charges, or be subject to injunctive relief affecting our business practices, any or all of which could adversely affect our financial results. In particular, ongoing and other legal proceedings brought under federal or state consumer protection statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities and that could have a material adverse effect on our liquidity, financial position and results of operations. The costs of responding to the investigations can be substantial.

*Regulatory Matters*: We operate within highly regulated industries on a federal, state and local level. In the normal and ordinary course of our business, we are routinely subject to extensive examinations, investigations, subpoenas, inquiries and reviews by various federal, state and local governmental, regulatory and enforcement agencies, including CFPB, the Securities and Exchange Commission, the Department of Justice, the Office of the Special Inspector General for the Troubled Asset Relief Program, the U.S. Department of Housing and Urban Development, various State mortgage banking regulators and various State Attorneys General, related to our residential loan servicing and origination practices, our financial reporting and other aspects of our businesses. For example, in 2020, we resolved certain legacy regulatory matters with the CFPB, the multi-state committee of mortgage banking regulators and various State Attorneys General, and the Executive Office of the United States Trustee, all of which involved findings from examinations and discussions that were completed in 2014 and 2015, and related to certain loan servicing practices which occurred during 2010 through 2015. Several large mortgage originators or servicers have been subject to similar matters, which have resulted in the payment of fines and penalties, changes to business practices and the entry of consent decrees or settlements. The trend of large settlements with governmental entities may adversely affect the outcomes for other financial institutions, including us. We continue to manage our response to each matter, but it is not possible for us to reliably predict the outcome of any of them, including predicting any possible losses resulting from any judgments or fines, which can lead to substantial disparities between legal reserves and subsequent settlements or penalties.

Responding to these matters requires us to devote substantial legal and regulatory resources, resulting in higher costs and lower net cash flows. Adverse results in any of these matters could further increase our operating expenses and reduce our revenues, require us to change business practices, limit our ability to grow and otherwise materially and adversely affect our business, reputation, financial condition and results of operation. To the extent that an examination or other regulatory engagement reveals a failure by us to comply with applicable law, regulation or licensing requirement this could lead to (i) loss of our licenses and approvals to engage in our businesses, (ii) damage to our reputation in the industry and loss of client relationships, (iii) governmental investigations and enforcement actions, (iv) administrative fines and penalties and litigation, (v) civil and criminal liability, including class action lawsuits, and actions to recover incentive and other payments made by governmental entities, (vi) enhanced compliance requirements, (vii) breaches of covenants and representations under our servicing, debt or other agreements, (viii) inability to raise capital and (ix) inability to execute on our business strategy. Any of these occurrences could further increase our operating expenses and reduce our revenues, require us to change business practices and procedures and limit our ability to grow or otherwise materially and adversely affect our business, reputation, financial condition and results of operation.

Moreover, regulatory changes established under the Dodd-Frank Act, which continue to be expanded, other regulatory changes such as the CFPB having its own examination and enforcement authority and the "whistleblower" provisions of the Dodd-Frank Act and guidance on whistleblowing programs issued by the NYDFS could further increase the number of legal and regulatory enforcement proceedings against us. In addition, while we take numerous steps to prevent and detect employee misconduct, such as fraud, employee misconduct cannot always be deterred or prevented and could subject us to additional liability.

We establish reserves for pending or threatened legal proceedings when it is probable that a liability has been incurred and the amount of such loss can be reasonably estimated. Legal proceedings are inherently uncertain, and our estimates of loss are based on information available at that time. Our estimates may change from time to time for various reasons, including factual or legal developments in these matters. There cannot be any assurance that the ultimate resolution of our litigation and regulatory matters will not involve losses, which may be material, in excess of our recorded accruals or estimates of reasonably possible losses.

***Unlike competitors that are national banks, we are subject to state licensing and operational requirements that result in substantial compliance costs.***

Because we are not a depository institution, we do not benefit from a federal exemption to state mortgage banking, loan servicing or debt collection licensing and regulatory requirements. We must comply with state licensing requirements and varying compliance requirements in all 50 states, the District of Columbia and other U.S. territories, and we are sensitive to regulatory changes that may increase our costs through stricter licensing laws, disclosure laws or increased fees or that may impose conditions to licensing that we or our personnel are unable to meet. In addition, we are subject to periodic examinations by state regulators, which can result in refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by state regulators due to compliance errors. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary revenues, including late fees that we may charge to borrowers. This could make our business cost-prohibitive in the affected state or states and could materially affect our business.

***Our business would be adversely affected if we lose our licenses.***

Our operations are subject to regulation, supervision and licensing under numerous federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to mortgage servicing companies, mortgage originations companies and real estate brokers and auctioneers. These rules and regulations generally provide for licensing as a mortgage servicing Company, mortgage originations Company or third-party debt default specialist, licensed auctioneer, and other similar types of requirements as to the form and content of contracts and other documentation, licensing of our employees and employee hiring background checks, licensing of independent contractors with which we contract, restrictions on certain practices, disclosure and record-keeping requirements and enforcement of borrowers' rights. We are subject to periodic examination by state regulatory authorities.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local laws, rules, regulations and ordinances. We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could result in a default under our servicing or other agreements and have a material adverse effect on our operations. The states that currently do not provide extensive regulation of our businesses may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could adversely affect our business, financial condition and results of operations.

***We may incur increased litigation costs and related losses if a court overturns a foreclosure or if a loan we are servicing becomes subordinate to a Home Owners Association lien.***

We may incur costs if we are required to, or if we elect to, execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. In addition, if a court rules that the lien of a Home Owners Association takes priority over the lien we service, we may incur legal liabilities and costs to defend such actions. If a court dismisses or overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to the loan owner, a borrower, title insurer or the purchaser of the property sold in foreclosure. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. A significant increase in litigation costs could adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition and results of operations.

***Residential mortgage foreclosure proceedings in certain states have been delayed due to lack of judicial resources and legislation, all of which could have a negative effect on our ability to liquidate loans timely and slow the recovery of advances and thus impact our earnings or liquidity.***

In some states, such as New York, our industry has faced, and may continue to face, increased delays and costs caused by state law and local court rules and processes. In addition, California and Nevada have enacted Homeowner's Bill of Rights legislation to establish complex mandatory loss mitigation practices for homeowners which cause delays in foreclosure proceedings. Delays in foreclosure proceedings could also require us to make additional servicing advances by drawing on our servicing advance facilities, or delay the recovery of advances, all or any of which could materially affect our earnings and liquidity and increase our need for capital.

**Risks Related to Owning our Stock**

***Our common stock, and any other instruments treated as stock for purposes of Section 382, is subject to transfer restrictions under our Certificate of Incorporation which, if not complied with, could result in the forfeiture of such stock and related distributions.***

Our Certificate of Incorporation contains significant transfer restrictions in relation to the transfer of our common stock and any other instruments treated as stock for purposes of Section 382. These transfer restrictions have been adopted in order to minimize the likelihood that we will be deemed to have an "ownership change" within the meaning of Section 382 that could limit our ability to utilize our NOLs under and in accordance with regulations promulgated by the IRS.

In particular, without the approval of our Board, (i) no person or group of persons treated as a single entity under Treasury Regulation Section 1.382-3 will be permitted to acquire, whether directly or indirectly, and whether in one transaction or a series of related transactions, any of our common stock or any other instrument treated as stock for purposes of Section 382, to the extent that after giving effect to such purported acquisition (a) the purported acquirer or any other person by reason of the purported acquirer's acquisition would become a Substantial Holder (as defined below), or (b) the percentage stock ownership of a person that, prior to giving effect to the purported acquisition, is already a Substantial Holder would be increased; and (ii) no Substantial Holder may dispose, directly or indirectly, of any class of stock or any other instrument treated as stock for purposes of Section 382. A "Substantial Holder" is a person that owns (as determined for purposes of Section 382) at least 4.75% of the total value of our stock, including any instrument treated as stock for purposes of Section 382.

Because of the complexity of applying Section 382, and because the determination of ownership for purposes of Section 382 does not correspond to SEC beneficial ownership reporting on Schedules 13D and 13G, holders and potential acquirers of our securities should consult with their legal and tax advisors prior to making any acquisition or disposition of our securities. Pursuant to Article VIII of our Certificate of Incorporation, the Board has the sole power to determine compliance with the transfer restrictions, and we cannot assure you that the Board will concur with any conclusions reached by any holder of our securities or their respective advisors, and/or approve or ratify any proposed acquisitions or dispositions of our securities. Under Article VIII, Section 3(b), of our Certificate of Incorporation, if the Board determines that a Prohibited Transfer (as defined in our Certificate of Incorporation) has occurred, such Prohibited Transfer shall, to the fullest extent permitted by law, be *void ab initio* and have no legal effect, and upon written demand by us, the Purported Transferee (as defined in our Certificate of Incorporation) shall disgorge or cause to be disgorged our securities, together with any dividends or distributions received, with respect to such securities.

***Anti-takeover provisions in our Certificate of Incorporation and Amended and Restated Bylaws ("Bylaws") and under Delaware law, as well as certain existing contractual arrangements, make a third-party acquisition of us difficult.***

Our Certificate of Incorporation, including Article VIII thereof, and Bylaws contain provisions that make it difficult for a third party to acquire us, even if doing so might be deemed beneficial by our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

***The market price of our common stock may decrease, and you may lose all or part of your investment.***

The market price of our common stock could decrease, and you may not be able to resell your shares at or above the price at which your shares were acquired. Those fluctuations could be based on various factors, including:

- our operating performance and the performance of our competitors and fluctuations in our operating results;
- macro-economic trends, including changes in interest rates and economic growth and unemployment;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;
- global, national or local economic, legal and regulatory factors unrelated to our performance;
- announcements of negative news by us or our competitors, such as announcements of poorer than expected results of operations, data breaches or significant litigation;
- actual or anticipated variations in our or our competitors' operating results, and our or our competitors' growth rates;
- failure by us or our competitors to meet analysts' projections or guidance we or our competitors may give the market;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the departure of key personnel;
- the number of shares publicly traded; and
- other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes, may cause declines in the market price of our common stock, and you may not realize any return on your investment in us and may lose some or all of your investment.

**Item 1B. *Unresolved Staff Comments***

None.

**Item 1C**. ***Cybersecurity***

***Cyber Risk Management and Strategy***

Our cyber risk management and strategy has been incorporated into our compliance and risk management program across a number of verticals. For example, information security risk assessments are performed across our business processes, including, but not limited to, third-party services, vendors and systems that process sensitive data. We undergo external annual penetration assessments to evaluate susceptibility to attack, for example, through social engineering, application websites and system/network vulnerabilities. We aim to continuously evolve our information security program in response to the ever-changing landscape of best practices, industry-specific risks, company-specific risks, and potential threats. This evolution is also driven by validation tests in an effort to ensure our program remains robust and effective. In the wake of the October 2023 cybersecurity incident, we prioritized implementation of enhanced safeguards consistent with our incident response process and further fortifying our commitment to information security.

We also have a process to evaluate third-party providers, which is designed to understand the potential risks and impact of threats to our supply chains as well as potential privacy risks associated with external data management. This process has multiple components and is designed to assess our providers performance across several domains, including data security, asset management, communications and operations management, access control, business continuity management, financial, and legal compliance.

Considering the complexity and evolving nature of cybersecurity threats, we engage with a range of external experts, including cybersecurity assessors, consultants, and auditors, in evaluating and testing our risk management systems. These engagements allow us to leverage specialized knowledge and insights, including leading industry practices, to better inform our cybersecurity strategies and processes. Our collaboration with these third parties includes audits, threat assessments, and consultations to enhance our security measures.

In addition, we undergo several compliance audits annually, which include a SOX compliance audit, and a SOC1 audit. Our approach to managing compliance-related risks includes maintaining a data loss prevention program, centralized compliance management, an identity management platform, ongoing Managed Security monitoring, threat and vulnerability monitoring, and information security risk insurance.

***Governance Related to Cybersecurity Risks***

The full Board of Directors conducts several reviews throughout the year in an effort to ensure that our cyber strategy and risk management is appropriate and prudent. It is the responsibility of the Board of Directors to understand and oversee our strategic plans, the associated risks, and the steps that our senior management team is taking to manage and mitigate those risks. Principle responsibility in this domain is shared by our Chief Risk and Compliance Officer, who has approximately 20 years of leadership experience in the financial services sector with an extensive background in the mortgage industry, and our Chief Information Officer who has approximately 20 years of experience leading technology and product engineering functions.

Our Enterprise Risk Committee reviews and discusses cybersecurity, information security and data privacy risks at regular intervals. A quarterly Enterprise Risk Committee meeting is chaired by our Chief Risk and Compliance Officer and includes information security briefings led by the Chief Information Security Officer.

We also hold quarterly Audit and Risk Committee meetings, during which our Board of Directors receives briefings on information security matters. Risks that are identified during these processes are reviewed by executive leadership and corrective action plans are established to address and manage the issues, as applicable and appropriate.

We believe in a proactive approach to enterprise risk management. A major tenet of our cybersecurity program includes training to educate and inform team members on cyber hygiene and threat management as well as regular testing to check for understanding. We have invested in technology and dedicated internal resources to facilitate training for application developers, conduct tabletop exercises, run anti-phishing campaigns, and train on privacy regulations. These training activities, along with other key risk indicators, are tracked and reported to our Enterprise Risk Committee on a quarterly basis.

***Recent Cybersecurity Activity***

As previously disclosed on a Form 8-K dated November 2, 2023, as amended by the Form 8-K/As dated, November 9, 2023, and December 15, 2023, on October 31, 2023, we experienced a cybersecurity incident in which an unauthorized third party gained access to certain of our technology systems and obtained personal information relating to substantially all of our current and former customers. Following detection of this incident, we initiated response protocols that included deploying containment measures involving shutting down certain systems as a precautionary measure. We notified law enforcement, regulatory authorities, and other stakeholders. We worked with our existing cybersecurity firms and retained additional cybersecurity experts to support our actions.

Our engagement with law enforcement and regulators, and defense of litigation is ongoing. To assist our customers, we have offered identity protection services, including credit monitoring, to all of our current and former customers for two years.

The cybersecurity incident did not result in a misstatement to the interim consolidated financial statements previously filed or included in this Annual Report on Form 10-K. In addition, while we cannot presently quantify the full extent of remediation and legal expenses associated with this cyber-attack, we do not believe the incident has materially affected or is reasonably likely to materially affect, our business strategy, results of operations, or financial condition.

## Item 2. ***Properties***

We lease and maintain our principal executive office in one building totaling approximately 176,000 square feet in Coppell, Texas. Our business operations and support offices are in leased facilities in various other locations in the United States, as well as locations in India. Our locations in the United States include (i) Texas and California, which houses our Servicing and Originations segments, and (ii) Arizona, Michigan, Florida, and Colorado, which house the remainder of our Servicing segment. Our India locations include Chennai, which supports our Servicing and Originations segments, and Bengaluru, which supports our Servicing segment. We believe that our facilities are adequate for our current requirements and are being appropriately utilized. We periodically review our space requirements, and we believe we will be able to acquire new space and facilities as and when needed on reasonable terms. We also look to consolidate and dispose of facilities we no longer need, as and when appropriate.

## Item 3. ***Legal Proceedings***

We are routinely and currently involved in a number of legal proceedings, including, but not limited to, judicial, arbitration, regulatory and governmental proceedings related to matters that arise in connection with the conduct of our business. While it is not possible to predict the outcome of any of these matters, based on our assessment of the facts and circumstances, we do not believe any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows. For a description of our material legal proceedings, see *Note 20, Commitments and Contingencies* in the Notes to Consolidated Financial Statements within Item 8. *Financial Statements and Supplementary Data*, of this Form 10-K.

## Item 4. ***Mine Safety Disclosures***

Not applicable.

**PART II.**

## Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

*Market Information and Stockholders*

Our common stock has been traded on the Nasdaq Stock Market under the ticker symbol "COOP."

As of February 22, 2024, there were 1,629 stockholders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

*Dividends*

We have not declared or paid cash dividends on our common stock, and we currently do not expect to declare or pay any cash dividends in the foreseeable future. The timing and amount of any future dividends, if any, will be determined by the Board of Directors and will depend, among other factors, upon our earnings, financial condition, cash requirements, the capital requirements of subsidiaries and investment opportunities at the time any such transaction is considered.

*Issuer Purchases of Equity Securities*

In October 2022, our Board of Directors authorized a new repurchase plan of $200 million of our outstanding common stock. In July 2023, our Board of Directors authorized an additional $200 million of our outstanding common stock. The stock repurchase program may be suspended, modified or discontinued at any time at our discretion. As of December 31, 2023, $137 million of common stock remain available for repurchase. During the three months ended December 31, 2023, we repurchased shares of our common stock at a total cost of $72 million under our share repurchase program. The number and average price of shares purchased are set forth in the table below:

| Period | (a) Total Number of Shares Purchased (in thousands) | (b) Average Price Paid per Share[1] | (c) Total Number of Shares Purchased as Part of Publicly Announced Plan or Program (in thousands) | (d) Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program (in millions)[1] |
|---|---|---|---|---|
| October 2023 | **419** | **$ 54.82** | **419** | **$ 186** |
| November 2023 | **547** | **$ 57.59** | **547** | **$ 155** |
| December 2023 | **277** | **$ 63.36** | **277** | **$ 137** |
| Total | **1,243** | | **1,243** | |

(1) Excludes excise tax.

*Stockholder Return Performance*

The following graph shows a comparison of the cumulative total stockholder return for our common stock, the S&P 500 Index and the S&P Composite 1500 Financials Index from December 31, 2018 through December 31, 2023. This data assumes an investment of $100 on December 31, 2018.


Comparison of Cumulative Total Return
(12/31/2018 to 12/31/2023)
600
500
400
300
200
100
-
2018
2019
2020
2021
2022
2023
Mr. Cooper (formerly WMIH)
S&P 500 Index
S&P Composite 1500 Financials

Comparative results for our common stock, the S&P 500 Index and the S&P Composite 1500 Financials Index are presented below:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
| Mr. Cooper | 100 | 107 | 266 | 357 | 344 | 558 |
| S&P 500 Index | 100 | 129 | 150 | 190 | 153 | 190 |
| S&P Composite 1500 Financials Index | 100 | 128 | 123 | 162 | 142 | 156 |

**Item 6. [RESERVED]**

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the information contained in our consolidated financial statements, including the notes thereto. The following discussion contains, in addition to the historical information, forward-looking statements that include risks and uncertainties (see discussion of "Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K). Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those factors set forth under Item 1A, *Risk Factors,* and elsewhere in this Annual Report on Form 10-K.

All dollar amounts presented herein are in millions, except per share data and other key metrics, unless otherwise noted.

We have provided a glossary of terms, which defines certain industry-specific and other terms that are used herein, at the end of the MD&A section.

## Basis of Presentation

The below presentation discusses the results of the operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a discussion of results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations,* in our Annual Report on Form 10-K for the year ended December 31, 2022.

## Overview

We are a leading servicer and a major originator of residential mortgage loans. Our purpose is to keep the dream of homeownership alive, and we do this by helping mortgage borrowers (our customers) manage what is typically their largest financial asset, and by helping our investors maximize the returns from their portfolios of residential mortgages. We have a track record of significant growth, having expanded our servicing portfolio UPB from $10 billion in 2006 to $992 billion as of December 31, 2023. We believe this track record reflects our strong operating capabilities, strong loss mitigation skills, a commitment to compliance, a customer-centric culture, a demonstrated ability to retain customers, growing origination capabilities, and significant investment in technology.

Our strategy to position the Company for continued, sustainable long-term growth includes initiatives to improve profitability and generate a return on tangible equity of 12% or higher. Key strategic initiatives include the following:

- Strengthen our balance sheet by building capital and liquidity, and managing interest rate and other forms of risk;
- Improve efficiency by driving continuous improvement in unit costs for Servicing and Originations segments, as well as by taking corporate actions to eliminate costs throughout the organization;
- Grow our servicing portfolio to $1 trillion in UPB by acquiring new customers and retaining existing customers;
- Achieve and sustain a refinance recapture rate of 60%;
- Delight our customers and keep Mr. Cooper a great place for our team members to work;
- Reinvent the customer experience by acting as the customer’s advocate and by harnessing technology to deliver digital solutions that are personalized and friction-less;
- Sustain the talent of our people and the culture of our organization; and
- Maintain strong relationships with agencies, investors, regulators, and other counterparties and a strong reputation for compliance and customer service.

## Anticipated Trends

In the fourth quarter of 2023, our Servicing segment generated income before income tax expense of $184, and our servicing portfolio grew to $992 billion, bringing us very close to our $1 trillion UPB target. We anticipate achieving this target during the first quarter of 2024, once boarding of a $90 billion subservicing portfolio for a new client is complete. We expect growth conditions to remain favorable, especially for MSR bulk purchases, which are coming to market with attractive margins. Overall, we expect our Servicing segment income to lag our servicing portfolio growth, as we anticipate lower interest rates in 2024, which increase prepayment speeds and amortization expense and lower net interest income.

In the fourth quarter of 2023, our Originations segment generated income before income tax expense of $9 on funded volume of $2,661. We expect the Originations segment to operate at higher levels of profitability during the first quarter of 2024 compared to the fourth quarter of 2023 due to business interruptions caused by the cybersecurity incident in 2023. Refer to Item 1C. *Cybersecurity*, for more information on the cybersecurity incident.

On February 1, 2024, we completed an offering of $1,000 unsecured senior notes due 2032 at 7.125%, and used the proceeds from the offering to repay a portion of the MSR facilities, which have a higher run rate than the new unsecured senior notes. The offering will result in incremental corporate interest expense going forward, partially offset by a decrease in interest expense for our Servicing segment.

While the recent inflation rate increase appears to have subsided, the inflation rate remains relatively high. Inflationary pressures may limit a borrower's disposable income, which can decrease a borrowers' ability to enter into mortgage transactions. Inflationary pressures may also increase our operating costs. However, historically changes in interest rates have a greater impact on our financial results than changes in inflation. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or extent as the inflation rate.

## Results of Operations

**Table 1. Consolidated Operations**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **Change** |
| Revenues - operational[1] | **$ 1,769** | $ 1,643 | $ 126 |
| Revenues - mark-to-market | **25** | 821 | (796) |
| Total revenues | **1,794** | 2,464 | (670) |
| Total expenses | **1,172** | 1,274 | (102) |
| Total other income, net | **32** | 24 | 8 |
| Income before income tax expense | **654** | 1,214 | (560) |
| Less: Income tax expense | **154** | 291 | (137) |
| Net income from continuing operations | **$ 500** | $ 923 | $ (423) |

[1] Revenues - operational consists of total revenues, excluding mark-to-market.

Income before income tax expense decreased during the year ended December 31, 2023 compared to 2022 primarily due to a decrease in total revenues, partially offset by lower total expenses. The decrease in total revenues was primarily attributable to lower favorable MTM adjustment as the increase in mortgage rates was greater in 2022 compared to 2023. The MTM adjustment was partially offset by the increase in operational revenues in our Servicing segment driven by a larger servicing UPB portfolio in 2023, partially offset by decreased origination revenues due to lower origination volumes. The decrease in total expenses was primarily driven by lower salaries, wages and benefits in our Originations segment due to lower headcount in both the direct-to-consumer and correspondent channels as a result of reducing headcount commensurate with lower origination volumes in 2022. Partially offsetting the decrease in total expenses was cybersecurity incident related costs of $27 in 2023. Refer to Item 1C. *Cybersecurity*, for more information on the cybersecurity incident.

Income tax expense was $154 with an effective tax rate of 23.5% in the year ended December 31, 2023 compared with $291 with an effective tax rate of 24.0% in 2022. For further information on income taxes, please refer to *Note 17, Income Taxes*, in the Notes to Consolidated Financial Statements.

**Segment Results**

Our operations are conducted through two segments: Servicing and Originations.

- The Servicing segment performs operational activities on behalf of investors or owners of the underlying mortgages and mortgage servicing rights, including collecting and disbursing borrower payments, investor reporting, customer service, modifying loans where appropriate to help borrowers stay current, and, when necessary, performing collections, foreclosures, and the sale of REO. In 2023, we expanded our special servicing product offering with the acquisition of Rushmore Loan Management Services.
- The Originations segment originates residential mortgage loans through our direct-to-consumer channel, which provides refinance options for our existing customers, and through our correspondent channel, which purchases or originates loans from mortgage bankers.

Refer to *Note 21, Segment Information*, in the Notes to Consolidated Financial Statements for a summary of segment results.

## Servicing Segment

The Servicing segment's strategy is to generate income by growing the portfolio and maximizing servicing margin. We believe several competitive strengths have been critical to our long-term growth as a servicer and subservicer, including our low-cost platform that creates operating leverage, our skill in mitigating losses for investors and clients, our commitment to strong customer service, industry leading compliance management, our history of successfully boarding new loans, and the ability to retain existing customers by offering attractive purchase and refinance options. We believe that our operational capabilities are reflected in our strong servicer ratings and recent agency recognition.

**Table 2. Servicer Ratings**

| | Fitch[1] | Moody's[2] | S&P[3] |
|---|---|---|---|
| *Rating date* | *January/February 2024* | *May 2023* | *January 2024* |
| Residential | RPS2 | SQ2- | Above Average |
| Master Servicer | RMS2+ | SQ2+ | Above Average |
| Special Servicer | RSS2 | SQ2- | Above Average |
| Subprime Servicer | RPS2 | SQ2- | Above Average |
| Rushmore Special Servicer[4] | RSS2 | SQ3+ | Above Average |

(1) Fitch Rating Scale of 1 (Highest Performance) to 5 (Low/No Proficiency)

(2) Moody's Rating Scale of SQ1 (Strong Ability/Stability) to SQ5 (Weak Ability/Stability)

(3) S&P Rating Scale of Strong to Weak

(4) In connection with the acquisition of Roosevelt in 2023, the Company acquired Rushmore Loan Management Services, LLC, which is a residential mortgage servicer with services that focuses on special servicing.

The following table sets forth the results of operations for the Servicing segment:

**Table 3. Servicing Segment Results of Operations**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | Change | |
| | Amt | bps[1] | Amt | bps[1] | Amt | bps |
| Revenues | | | | | | |
| Operational | **$ 1,917** | **22** | $ 1,530 | 19 | $ 387 | 3 |
| Amortization, net of accretion | **(563)** | **(6)** | (693) | (9) | 130 | 3 |
| Mark-to-market adjustments - Servicing | **25** | **—** | 821 | 10 | (796) | (10) |
| Total revenues | **1,379** | **16** | 1,658 | 20 | (279) | (4) |
| Expenses | | | | | | |
| Salaries, wages and benefits | **340** | **4** | 324 | 4 | 16 | — |
| General and administrative | | | | | | |
| Servicing support fees | **91** | **1** | 76 | 1 | 15 | — |
| Corporate and other general and administrative expenses | **194** | **2** | 125 | 2 | 69 | — |
| Foreclosure and other liquidation related expenses, net | **27** | **1** | 16 | — | 11 | 1 |
| Depreciation and amortization | **12** | **—** | 18 | — | (6) | — |
| Total general and administrative expenses | **324** | **4** | 235 | 3 | 89 | 1 |
| Total expenses | **664** | **8** | 559 | 7 | 105 | 1 |
| Other income (expense) | | | | | | |
| Other interest income | **491** | **6** | 208 | 3 | 283 | 3 |
| | | | | | | |
| Advance interest expense | **(55)** | **(1)** | (31) | (1) | (24) | — |
| Other interest expense | **(269)** | **(3)** | (190) | (2) | (79) | (1) |
| Interest expense | **(324)** | **(4)** | (221) | (3) | (103) | (1) |
| Total other income (expenses), net | **167** | **2** | (13) | — | 180 | 2 |
| Income from continuing operations before income tax expense | **$ 882** | **10** | $ 1,086 | 13 | $ (204) | (3) |
| | | | | | | |
| Weighted average cost - advance and MSR facilities | **7.9 %** | | 4.6 % | | 3.3 % | |
| Weighted average cost - excess spread financing | **8.7 %** | | 8.8 % | | (0.1)% | |

(1) Calculated basis points ("bps") are as follows: Annual dollar amount/Total average UPB X 10000.

**Table 4. Servicing - Revenues**

| | Year Ended December 31, | | | | Change | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | | |
| | Amt | bps[1] | Amt | bps[1] | Amt | bps |
| **MSR Operational Revenue** | | | | | | |
| Base servicing fees | **$ 1,466** | **16** | $ 1,227 | 15 | $ 239 | 1 |
| Modification fees | **19** | **—** | 13 | — | 6 | — |
| Late payment fees | **63** | **1** | 59 | 1 | 4 | — |
| Other ancillary revenues | **117** | **2** | 53 | 1 | 64 | 1 |
| Total MSR operational revenue | **1,665** | **19** | 1,352 | 17 | 313 | 2 |
| Subservicing-related revenue | **323** | **3** | 283 | 3 | 40 | — |
| Total servicing fee revenue | **1,988** | **22** | 1,635 | 20 | 353 | 2 |
| MSR financing liability costs | **(30)** | **1** | (19) | — | (11) | 1 |
| Excess spread payments and portfolio runoff | **(41)** | **(1)** | (86) | (1) | 45 | — |
| Total operational revenue | **1,917** | **22** | 1,530 | 19 | 387 | 3 |
| **Amortization, Net of Accretion** | | | | | | |
| MSR amortization | **(604)** | **(7)** | (779) | (10) | 175 | 3 |
| Excess spread accretion | **41** | **1** | 86 | 1 | (45) | — |
| Total amortization, net of accretion | **(563)** | **(6)** | (693) | (9) | 130 | 3 |
| **Mark-to-Market Adjustments - Servicing** | | | | | | |
| MSR MTM | **121** | **2** | 1,328 | 17 | (1,207) | (15) |
| Loss on MSR hedging activities | **(68)** | **(1)** | (332) | (4) | 264 | 3 |
| Gain (loss) on MSR sales | **23** | **—** | (3) | — | 26 | — |
| Reclassifications[2] | **(33)** | **(1)** | (30) | (1) | (3) | — |
| Excess spread / financing MTM | **(18)** | **—** | (142) | (2) | 124 | 2 |
| Total MTM adjustments - Servicing | **25** | **—** | 821 | 10 | (796) | (10) |
| Total revenues - Servicing | **$ 1,379** | **16** | $ 1,658 | 20 | $ (279) | (4) |

(1) Calculated basis points ("bps") are as follows: Annual dollar amount/Total average UPB X 10000.

(2) Reclassifications include the impact of negative modeled cash flows which have been transferred to reserves on advances and other receivables. The negative modeled cash flows relate to advances and other receivables associated with inactive and liquidated loans that are no longer part of the MSR portfolio.

**Servicing Segment Revenues**

The following provides the changes in revenues for the Servicing segment:

***Servicing*** - Operational revenue increased during the year ended December 31, 2023 compared to 2022, primarily due to an increase in base servicing fees as a result of a higher average MSR UPB portfolio in 2023 and an increase in other ancillary revenues due to a $67 gain from the sale of mortgage loans that were acquired in connection with the collapse of a securitization trust due to over-collateralization.

MSR amortization decreased for the year ended December 31, 2023 as compared to 2022, primarily due to lower prepayments driven by higher mortgage rates in 2023, partially offset by a higher average MSR UPB portfolio and higher average MSR fair value.

MSR MTM, excess spread/financing MTM and loss on MSR hedging activities decreased during the year ended December 31, 2023 compared to 2022, as the increase in mortgage rates was greater in 2022 compared to 2023.

***Subservicing*** - Subservicing fees increased during the year ended December 31, 2023 as compared to 2022, primarily due to subservicing UPB portfolio acquisitions, including the specialty UPB portfolio acquired from Rushmore during the second quarter of 2023, which was fully operational beginning in the third quarter of 2023, partially offset by the deboarding of a few subservicing clients.

**Servicing Segment Expenses**

Total expenses increased during the year ended December 31, 2023 as compared to 2022, primarily driven by an increase in corporate and other general and administrative expenses and salaries, wages, and benefits. The increase in corporate and other general administrative expenses was primarily driven by the growth in our MSR UPB portfolio and an increase in allocated cost in 2023 due to a higher percentage of total headcount in the Servicing segment following the workforce reduction in the Originations segment in 2022. Salaries, wages and benefits increased primarily due to a higher headcount driven by the growth in our MSR UPB portfolio.

**Servicing Segment Other Income (Expenses), net**

Total other income (expenses), net changed during the year ended December 31, 2023 as compared to 2022, primarily due to higher interest income attributable to higher interest rates, partially offset by higher interest expenses from MSR and advance financing.

**Table 5. Servicing Portfolio - Unpaid Principal Balances**

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **Average UPB** | | |
| MSRs | **$ 476,442** | $ 383,809 |
| Subservicing and other[1] | **416,153** | 425,255 |
| Total average UPB | **$ 892,595** | $ 809,064 |

| | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | **UPB** | **Fair Value** | **bps** | **UPB** | **Fair Value** | **bps** |
| **MSRs** | | | | | | |
| Agency | **$ 561,656** | **$ 8,774** | **156** | $ 380,502 | $ 6,322 | 166 |
| Non-agency | **26,286** | **316** | **120** | 30,880 | 332 | 108 |
| Total MSRs | **587,942** | **9,090** | **155** | 411,382 | 6,654 | 162 |
| | | | | | | |
| **Subservicing and other[1]** | | | | | | |
| Agency | **355,915** | **N/A** | | 437,491 | N/A | |
| Non-agency | **47,863** | **N/A** | | 21,562 | N/A | |
| Total subservicing and other | **403,778** | **N/A** | | 459,053 | N/A | |
| | | | | | | |
| Total ending balance | **$ 991,720** | **$ 9,090** | | $ 870,435 | $ 6,654 | |

| **MSRs UPB Encumbrance** | **December 31, 2023** | **December 31, 2022** |
|---|---|---|
| MSRs - unencumbered | **$ 513,672** | $ 327,598 |
| MSRs - encumbered[2] | **74,270** | 83,784 |
| Total MSRs UPB | **$ 587,942** | $ 411,382 |

(1) Subservicing and other includes (i) loans we service for others, (ii) residential mortgage loans originated but have yet to be sold, and (iii) agency REO balances for which we own the mortgage servicing rights.

(2) Encumbered MSRs consist of residential mortgage loans included within our excess spread financing transactions and MSR financing liability.

The following table provides a rollforward of our MSR and subservicing and other portfolio UPB:

**Table 6. Servicing and Subservicing and Other Portfolio UPB Rollforward**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | |
| | MSR | Subservicing and Other | Total | MSR | Subservicing and Other | Total |
| Balance - beginning of year | **$ 411,382** | **$ 459,053** | **$ 870,435** | $ 339,208 | $ 370,520 | $ 709,728 |
| Additions: | | | | | | |
| Originations | **12,624** | **—** | **12,624** | 27,381 | — | 27,381 |
| Acquisitions / Increase in subservicing[1] | **229,910** | **97,372** | **327,282** | 121,471 | 196,759 | 318,230 |
| Deductions: | | | | | | |
| Dispositions/ Decrease in subservicing[2] | **(25,239)** | **(124,621)** | **(149,860)** | (20,902) | (57,127) | (78,029) |
| Principal reductions and other | **(18,279)** | **(11,849)** | **(30,128)** | (16,525) | (13,132) | (29,657) |
| Voluntary reductions[2] | **(20,936)** | **(15,400)** | **(36,336)** | (38,444) | (37,754) | (76,198) |
| Involuntary reductions[3] | **(1,392)** | **(777)** | **(2,169)** | (608) | (213) | (821) |
| Net changes in loans serviced by others | **(128)** | **—** | **(128)** | (199) | — | (199) |
| Balance - end of year | **$ 587,942** | **$ 403,778** | **$ 991,720** | $ 411,382 | $ 459,053 | $ 870,435 |

(1) Amount for Subservicing and Other UPB includes transfers from MSR for MSRs sold with subservicing rights retained.

(2) Amount for MSR UPB includes transfers to Subservicing and Other for MSRs sold with subservicing rights retained.

(3) Voluntary reductions are related to loan payoffs by customers.

(4) Involuntary reductions refer to loan chargeoffs.

The table below summarizes the overall performance of the servicing and subservicing portfolio:

**Table 7. Key Performance Metrics - Servicing and Subservicing Portfolio**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Loan count | **4,559,578** | 4,149,116 |
| Average loan amount[1] | **$ 217,269** | $ 209,284 |
| Average coupon - agency | **3.9 %** | 3.6 % |
| Average coupon - non-agency | **4.9 %** | 4.5 % |
| 60+ delinquent (% of loans)[2] | **1.9 %** | 2.6 % |
| 90+ delinquent (% of loans)[2] | **1.6 %** | 2.2 % |
| 120+ delinquent (% of loans)[2] | **1.4 %** | 2.0 % |

| | Year Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Total prepayment speed (12-month constant prepayment rate) | **4.7 %** | 9.6 % |

(1) Average loan amount is presented in whole dollar amounts.

(2) Loan delinquency is based on the current contractual due date of the loan. In the case of a completed loan modification, delinquency is based on the modified due date of the loan. Loan delinquency includes loans in forbearance.

Delinquency is an assumption in determining the mark-to-market adjustment and is a key indicator of MSR portfolio performance. Delinquent loans contribute to lower MSR values due to higher costs to service and increased carrying costs of advances.

**Table 8. MSRs Loan Modifications and Workout Units**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | Change |
| Modifications[1] | **22,850** | 42,131 | (19,281) |
| Workouts[2] | **48,766** | 47,559 | 1,207 |
| Total modification and workout units | **71,616** | 89,690 | (18,074) |

(1) Modifications consist of agency programs designed to adjust the terms of the loan (e.g., reduced interest rates).

(2) Workouts consist of other loss mitigation options designed to assist borrowers and keep them in their homes, but do not adjust the terms of the loan.

Total modifications during the year ended December 31, 2023 decreased compared to 2022 primarily due to a decrease in modifications related to loans impacted by the COVID-19 pandemic and rising mortgage rates. Total workouts during the year ended December 31, 2023 increased compared to 2022 primarily due to the extension of the COVID-19 Recovery Loss Mitigation Options, which expanded the options to include additional eligible borrowers and resulted in an increase in workouts in 2023.

**Servicing Portfolio and Liabilities**

The following table sets forth the activities of MSRs:

**Table 9. MSRs - Fair Value Rollforward**

| | Year Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Fair value - beginning of year | **$ 6,654** | $ 4,223 |
| Additions: | | |
| Servicing retained from mortgage loans sold | **273** | 554 |
| Purchases and acquisitions of servicing rights | **3,189** | 1,595 |
| Dispositions: | | |
| Sales of servicing assets and excess yield | **(573)** | (294) |
| Changes in fair value: | | |
| Due to changes in valuation inputs or assumptions used in the valuation model (MSR MTM): | | |
| Agency | **118** | 1,316 |
| Non-agency | **3** | 12 |
| Changes in valuation due to amortization: | | |
| Scheduled principal payments | **(248)** | (176) |
| Prepayments | | |
| Voluntary prepayments | | |
| Agency | **(325)** | (556) |
| Non-agency | **(11)** | (38) |
| Involuntary prepayments | | |
| Agency | **(20)** | (9) |
| Other changes[1] | **30** | 27 |
| Fair value - end of year | **$ 9,090** | $ 6,654 |

(1) Amounts primarily represent negative fair values reclassified from the MSR asset to reserves as underlying loans are removed from the MSR and other reclassification adjustments.

See *Note 5, Mortgage Servicing Rights and Related Liabilities* and *Note 18, Fair Value Measurements*, in the Notes to Consolidated Financial Statements, for additional information regarding the range of assumptions and sensitivities related to the fair value measurement of MSRs as of December 31, 2023 and 2022.

**Excess Spread Financing**

As further disclosed in *Note 5, Mortgage Servicing Rights and Related Liabilities*, in the Notes to Consolidated Financial Statements, we have entered into sale and assignment agreements treated as financing arrangements whereby the acquirer has the right to receive a specified percentage of the excess cash flow generated from an MSR.

The servicing fees associated with an MSR can be segregated into (i) a base servicing fee and (ii) an excess servicing fee. The base servicing fee, along with ancillary income and other revenues, is designed to cover costs incurred to service the specified pool plus a reasonable margin. The remaining servicing fee is considered excess. We sell a percentage of the excess fee, as a method for efficiently financing acquired MSRs and the purchase of loans, however we have not done so in recent years due to the availability of lower cost sources of funding.

Excess spread financings are recorded at fair value, and the impact of fair value adjustments on future revenues and capital resources varies primarily due to prepayment speeds and option-adjusted spread levels. See *Note 5, Mortgage Servicing Rights and Related Liabilities* and *Note 18, Fair Value Measurements*, in the Notes to Consolidated Financial Statements, for additional information regarding the range of assumptions and sensitivities related to the fair value measurement of the excess spread financing liability as of December 31, 2023 and 2022.

During 2022, the Company entered into an assignment agreement to repurchase excess spread liabilities for a total purchase price of $277.

The following table sets forth the change in the excess spread financing:

**Table 10. Excess Spread Financing - Rollforward**

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Fair value - beginning of year | **$ 509** | $ 768 |
| Additions: | | |
| New financings | **—** | — |
| Deductions: | | |
| Repayments | **(9)** | (293) |
| Settlements | **(71)** | (99) |
| Changes in fair value: | | |
| Agency | **5** | 113 |
| Non-Agency | **3** | 20 |
| Fair value - end of year | **$ 437** | $ 509 |

# Originations Segment

The strategy of our Originations segment is to originate or acquire new MSRs for the servicing portfolio at a more attractive cost than purchasing MSRs in bulk transactions and to retain or recapture our existing customers by providing them with attractive refinance and purchase options. The Originations segment plays a strategically important role because its profitability is typically counter cyclical to that of the Servicing segment. Furthermore, by originating or acquiring MSRs at a more attractive cost than bulk MSR acquisitions, the Originations segment improves our overall profitability and cash flow. Our Originations segment is one way that we help underserved consumers access the financial markets. In 2023, our total originations included loans for 9,561 customers with low FICOs (<660), 10,242 customers with income below the U.S. median household income, 12,139 first-time homebuyers, and 2,928 veterans. The originations during this period included 14,534 Ginnie Mae loans, which are designed for first-time homebuyers, low- and moderate-income borrowers, and veterans, comprising $4 billion in total proceeds. Once these loans are originated, the underserved borrowers become our servicing customers.

The Originations segment includes two channels:

- Our direct-to-consumer ("DTC") lending channel relies on our call centers, website and mobile apps, specially trained teams of licensed mortgage originators, predictive analytics and modeling utilizing proprietary data from our servicing portfolio to reach our existing customers who may benefit from a new mortgage. Depending on borrower eligibility, we will refinance existing loans into conventional, government or non-agency products. Through lead campaigns and direct marketing, the direct-to-consumer channel seeks to convert leads into loans and ultimately MSRs in a cost-efficient manner.

- Our correspondent lending channel facilitates the acquisition of MSRs through purchasing newly originated residential mortgage loans that have been underwritten to investor guidelines. This includes both conventional and government-insured loans that qualify for inclusion in securitizations that are guaranteed by the GSEs. Our correspondent lending channel enables us to replenish servicing portfolio run-off typically at a better rate of return than traditional bulk or flow acquisitions.

The following table sets forth the results of operations for the Originations segment:

**Table 11. Originations Segment Results of Operations**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **Change** |
| Revenues | | | |
| Service related, net - Originations[1] | **$ 61** | $ 98 | $ (37) |
| Net gain on mortgage loans held for sale | | | |
| Net gain on loans originated and sold[2] | **16** | 139 | (123) |
| Capitalized servicing rights[3] | **255** | 493 | (238) |
| Total net gain on mortgage loans held for sale | **271** | 632 | (361) |
| Total revenues | **332** | 730 | (398) |
| Expenses | | | |
| Salaries, wages and benefits | **143** | 329 | (186) |
| General and administrative | | | |
| Loan origination expenses | **30** | 59 | (29) |
| Corporate and other general and administrative expenses | **33** | 54 | (21) |
| Marketing and professional service fees | **18** | 33 | (15) |
| Depreciation and amortization | **8** | 16 | (8) |
| Total general and administrative | **89** | 162 | (73) |
| Total expenses | **232** | 491 | (259) |
| Other income (expenses) | | | |
| Interest income | **36** | 53 | (17) |
| Interest expense | **(37)** | (43) | 6 |
| Total other (expenses) income, net | **(1)** | 10 | (11) |
| Income from continuing operations before income tax expense | **$ 99** | $ 249 | $ (150) |
| | | | |
| Weighted average note rate - mortgage loans held for sale | **6.8 %** | 4.2 % | 2.6 % |
| Weighted average cost of funds - warehouse facilities (excluding facility fees) | **6.7 %** | 3.6 % | 3.1 % |

(1) Service related, net - Originations refers to fees collected from customers for originated loans and from other lenders for loans purchased through the correspondent channel, and includes loan application, underwriting, and other similar fees.

(2) Net gain on loans originated and sold (excluding capitalized servicing rights) represents the unrealized and realized gains and losses from the origination, purchase, and sale of loans as well as the unrealized and realized gains and losses from related derivative instruments. Gains from the origination and sale of loans are affected by the volume and margin of our originations activity which can vary based upon mortgage interest rates.

(3) Capitalized servicing rights represent the fair value attributed to mortgage servicing rights at the time in which they are retained in connection with the sale of loans during the period.

**Table 12. Originations - Key Metrics**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **Change** |
| **Key Metrics** | | | |
| DTC locked PTA volume[1] | **$ 5,704** | $ 14,823 | $ (9,119) |
| Correspondent locked PTA volume[1] | **7,060** | 10,067 | (3,007) |
| Total PTA lock volume | **$ 12,764** | $ 24,890 | $ (12,126) |
| | | | |
| DTC funded volume | **$ 5,940** | $ 17,857 | $ (11,917) |
| Correspondent funded volume | **6,694** | 10,393 | (3,699) |
| Total funded volume[2] | **$ 12,634** | $ 28,250 | $ (15,616) |
| | | | |
| DTC volume of loans sold | **$ 5,850** | $ 19,200 | $ (13,350) |
| Correspondent volume of loans sold | **6,657** | 10,863 | (4,206) |
| Total volume of Originations loans sold | **$ 12,507** | $ 30,063 | $ (17,556) |
| | | | |
| Recapture percentage[3] | **24.0 %** | 31.8 % | (7.8) % |
| Refinance recapture percentage[4] | **77.1 %** | 58.7 % | 18.4 % |
| Purchase as a percentage of funded volume | **57.2 %** | 33.0 % | 24.2 % |
| Value of capitalized servicing on retained settlements | **219 bps** | 191 bps | 28 bps |
| | | | |
| **Originations Margin** | | | |
| Revenue | **$ 332** | $ 730 | $ (398) |
| PTA lock volume | **$ 12,764** | $ 24,890 | $ (12,126) |
| Revenue as a percentage of PTA lock volume[5] | **2.60 %** | 2.93 % | (0.33) % |
| | | | |
| Expenses[6] | **$ 233** | $ 481 | $ (248) |
| Funded volume | **$ 12,634** | $ 28,250 | $ (15,616) |
| Expenses as a percentage of funded volume[7] | **1.84 %** | 1.70 % | 0.14 % |
| | | | |
| Originations Margin | **0.76 %** | 1.23 % | (0.47) % |

(1) Pull through adjusted ("PTA") volume represents the expected funding from locks taken during the period.

(2) Funded volume for the period could include pull through adjusted lock volume from prior periods.

(3) Recapture percentage includes new loan originations from both purchase and refinance transactions where borrower retention and/or property retention occurs as a result of a loan payoff from our servicing portfolio. Excludes loans we are contractually unable to solicit.

(4) Refinance recapture percentage includes new loan originations from refinance transactions where borrower retention and property retention occurs as a result of a loan payoff from our servicing portfolio. Excludes loans we are contractually unable to solicit.

[5] Calculated on pull-through adjusted lock volume as revenue is recognized at the time of loan lock.
[6] Expenses include total expense and total other income (expenses), net.
[7] Calculated on funded volume as expenses are incurred based on closing of the loan.

**Originations Segment Revenues**

Total revenues decreased for the year ended December 31, 2023 compared to 2022 primarily driven by lower originations volume in 2023 that resulted in a decrease in capitalized servicing rights and a decline in net gain on loans originated and sold.

**Originations Segment Expenses**

Total expenses for the year ended December 31, 2023 decreased when compared to 2022 primarily due to a decline in salaries, wages and benefits expense, and loan origination expenses. Salaries, wages and benefits expense declined in 2023 primarily due to decreased headcount and lower origination volumes in both DTC and correspondent channels. Loan origination expenses declined in 2023 primarily due to cost reduction initiatives in connection with decreased origination volumes.

**Originations Segment Other (Expenses) Income, Net**

Interest income relates primarily to mortgage loans held for sale. Interest expense is associated with the warehouse facilities utilized to finance newly originated loans. Due to lower originations volume, both interest income and interest expense declined, partially offset by higher interest rates, resulting in immaterial changes for total other (expenses) income, net, during the year ended December 31, 2023 as compared to 2022.

**Originations Margin**

The Originations Margin for the year ended December 31, 2023 decreased as compared to 2022 primarily due to lower revenue as a percentage of pull through adjusted lock volume driven by lower margins from a shift in channel mix from higher margin direct-to-consumer to lower margin correspondent and decline in total revenues as a result of lower originations volume from both the direct-to-consumer and correspondent channels. Direct-to-consumer channel mix was 45% and 60% for the years ended December 31, 2023, and 2022, respectively.

## Corporate/Other

Corporate/Other includes the results of Xome's and Roosevelt Management Company's operations, the Company's unallocated overhead expenses (which include the costs of executive management and other corporate functions that are not directly attributable to our operating segments), changes in equity investments and interest expense on our unsecured senior notes. In addition, Corporate/Other includes eliminations related to intersegment hedge fair value changes.

The following tables set forth the selected financial results for Corporate/Other:

**Table 13. Corporate/Other Selected Financial Results**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | Change |
| **Corporate/Other - Operations** | | | |
| Total revenues | **$ 83** | $ 76 | $ 7 |
| Total expenses | **276** | 224 | 52 |
| Interest income | **1** | — | 1 |
| Interest expense | **176** | 160 | 16 |
| Other income, net | **41** | 187 | (146) |
| | | | |
| **Key Metrics** | | | |
| Average exchange inventory under management | **27,120** | 19,663 | 7,457 |

Total revenues increased during the year ended December 31, 2023 as compared to 2022 primarily due to increased revenue from Xome driven by greater sales volume in connection with exchange inventory growth.

Total expenses increased during the year ended December 31, 2023 as compared to 2022 due to cybersecurity incident related expenses of $26 and an increase in allocated costs in 2023, driven by higher percentage of total headcount in Corporate/Other following the workforce reduction in the Originations segment in 2022. Refer to Item 1C. *Cybersecurity*, for more information on the cybersecurity incident.

Interest expense increased during the year ended December 31, 2023 as compared to 2022 primarily due to the senior note assumed from the acquisition of Home Point Capital Inc.

The change in other income, net during the year ended December 31, 2023 as compared to 2022 was primarily due to a gain of $223 recorded in 2022 upon completion of the mortgage servicing platform sale to Sagent M&C, LLC, partially offset by a preliminary bargain purchase gain of $96 recorded in 2023 in connection with the acquisition of Home Point Capital Inc.

## Liquidity and Capital Resources

We measure liquidity by unrestricted cash and availability of borrowings on our MSR and other facilities. We held cash and cash equivalents on hand of $571 as of December 31, 2023 compared to $527 as of December 31, 2022. During the year ended December 31, 2023, we generated net cash of $896 from operating activities and bought back 5.6 million shares of our outstanding common stock for a total cost of $276, excluding excise tax, as part of our stock repurchase program. We have sufficient borrowing capacity to support our operations. As of December 31, 2023, total borrowing capacity for advance, warehouse, and MSR facilities was $11,301 of which $1,848 was collateralized and immediately available to draw. During the year ended December 31, 2023, we increased capacity on our MSR facilities by $2,550. Additionally, on February 1, 2024, we completed an offering of $1,000 7.125% unsecured senior notes due 2032. We repaid a portion of the amounts outstanding on our MSR facilities with the net proceeds of the offering. For more information on our advance, warehouse, and MSR facilities, see *Note 13, Indebtedness*, in the Notes to Consolidated Financial Statements.

***Sources and Uses of Cash***

Our primary sources of funds for liquidity include: (i) servicing fees and ancillary revenues; (ii) advance, warehouse and MSR facilities, other secured borrowings and unsecured senior notes; (iii) payments received in connection with the sale of excess spread.

Our primary uses of funds for liquidity include: (i) funding of servicing advances; (ii) originations of loans; (iii) payment of interest expenses; (iv) payment of operating expenses; (v) repayment of borrowings and repurchases or redemptions of outstanding indebtedness; (vi) payments for acquisitions of MSRs; (vii) payment of our technology expenses.

We believe that our cash flows from operating activities, as well as capacity through existing facilities, provide adequate resources to fund our anticipated ongoing cash requirements. We rely on these facilities to fund operating activities. As the facilities mature, we anticipate renewal of these facilities will be achieved. Future debt maturities will be funded with cash and cash equivalents, cash flow from operating activities and, if necessary, future access to capital markets. We continue to optimize the use of balance sheet cash to avoid unnecessary interest carrying costs.

In addition, derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates related to originations and servicing. As part of the Company's economic hedging strategy, the Company hedges interest rate risk related to the pipeline in Originations (comprised of IRLCs and newly originated mortgage loans held for sale) and MSR portfolio in Servicing primarily using third-party derivative instruments. See *Note 12, Derivative Financial Instruments*, in the Notes to Consolidated Financial Statements within Item 8, *Financial Statements and Supplementary Data,* which is incorporated herein for a summary of our derivative transactions.

In the normal course of business, we enter into various types of on- and off-balance sheet transactions with special purpose entities ("SPEs") determined to be variable interest entities ("VIEs"), which primarily consist of securitization trusts established for a limited purpose. Generally, these SPEs are formed for the purpose of securitization transactions in which we transfer assets to an SPE, which then issues to investors various forms of debt obligations supported by those assets. In these securitization transactions, we typically receive cash and/or other interests in the SPE as proceeds for the transferred assets. See *Note 14, Securitizations and Financings*, in the Notes to Consolidated Financial Statements within Item 8, *Financial Statements and Supplementary Data,* which is incorporated herein for a summary of our transactions with VIEs and unconsolidated balances, and details of their impact on our consolidated financial statements.

***Cash Flows***

The table below presents cash flows information:

**Table 14. Cash Flows**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **Change** |
| Net cash attributable to: | | | |
| Operating activities | **$ 896** | $ 3,767 | $ (2,871) |
| Investing activities | **(1,836)** | (1,322) | (514) |
| Financing activities | **978** | (2,784) | 3,762 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | **$ 38** | $ (339) | $ 377 |

<u>Operating activities</u>

Cash generated from operating activities decreased to $896 during the year ended December 31, 2023 from $3,767 in 2022. The decrease was primarily due to a decline of $4,827 in cash generated from originations net sales activities driven by higher mortgage rates, partially offset by a decrease of $1,833 in cash used for the repurchase of loan assets out of Ginnie Mae securitizations.

<u>Investing activities</u>

Cash used in investing activities increased to $1,836 during the year ended December 31, 2023 from $1,322 in 2022. The increase was primarily due to cash used of $522 for the acquisitions of Roosevelt and Home Point in 2023, and an increase of $255 in cash used for the purchase of mortgage servicing rights in 2023, partially offset by an increase of $313 in cash generated from the proceeds on sale of mortgage servicing rights in 2023.

<u>Financing activities</u>

Our financing activities generated cash of $978 during the year ended December 31, 2023 compared to cash used of $2,784 in 2022. The change was primarily due to a net borrowing of $1,375 in 2023 compared to net repayment of $2,113 in 2022 on our advance, warehouse and MSR facilities.

## Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

### Market Risk

Our principal market exposure is to interest rate risk due to the impact on our mortgage-related assets and commitments.

***Interest Rate Risk***

Changes in interest rates negatively affect our operations primarily as follows:

*Servicing Segment*

- a decrease in mortgage rates may increase prepayment speeds which may impact earnings through (i) increased amortization expense; (ii) decrease in servicing fees; and (iii) decrease in the fair value of our MSRs;

- a decrease in interest rates could reduce our earnings from our custodial deposit accounts;

- an increase in interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and for borrowing for acquisitions;

- an increase in interest rates, together with an increase in monthly payments when an adjustable mortgage loan's interest rate adjusts upward from an initial fixed rate or a low introductory rate, may cause increased delinquency, default and foreclosure. Increased mortgage defaults and foreclosures may adversely affect our business as they increase our expenses and reduce the number of mortgages we service;

- an increase in interest rates could also adversely affect our redelivery margins on EBO loans and consequently reduce the volume of EBO repurchases.

*Originations Segment*

- an increase in interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

- an increase in interest rates could also adversely affect our production margins due to increased competition among originators;

Our Investment Committee establishes and maintains policies that govern our risk appetite and associated hedging programs. Factors considered include such factors as market volatility, duration and interest rate sensitivity measures, limits, targeted hedge ratios, the type of hedge instruments used in our hedging activities and our liquidity risk profile. Management actively manages interest rate exposure associated with the MSR portfolio and the pipeline through the usage of hedge instruments in accordance with the Investment Committee policies, which specify that the MSR portfolio and the pipeline should be hedged separately. Hedge instruments permitted by our aggregate hedge strategy include highly liquid market instruments such as Forward MBS trades, Swap futures, and Treasury futures. See *Note 12, Derivative Financial Instruments* to the Consolidated Financial Statements for additional information regarding our use of derivatives.

***MSR Hedging Strategy***

MSRs are measured at fair value with changes in fair value being recorded in earnings in the period in which the changes occur. The MSR hedge strategy is focused on mitigating interest-rate risk associated with the MSR portfolio excluding PLS MSRs (referred to herein as "MSR portfolio exposure").

Our MSR hedge strategy's objective is to provide partial hedge coverage of our MSR portfolio exposure, considering market and liquidity conditions. The hedge coverage ratio defined as the ratio of hedge and asset rate sensitivity (referred to as DV01) is targeted at 75% of the MSR portfolio modeled interest rate risk, subject to change at the discretion of the Investment Committee. Accordingly, the changes in fair value of our hedging instruments may not fully offset the changes in fair value of our net MSR portfolio exposure attributable to interest rate changes. We periodically evaluate the coverage ratio to determine if it warrants adjustment based on market conditions and the symmetry of interest rate risk exposure and liquidity impacts of the hedge and asset profile under shock scenarios. In addition, while DV01 measures remain within the range of our hedging strategy's objective, actual changes in fair value of the derivatives and MSR portfolio may not offset to the same extent, due to non-parallel changes in the interest rate curve and the basis risk inherent in the MSR profile and hedging instruments. We continuously evaluate the use of hedging instruments to strive to enhance the effectiveness of our interest rate hedging strategy.

The changes in value on the derivative instruments associated with the MSR hedging strategy are recorded in earnings as a component of "revenues - service related, net" on the consolidated statements of operations within the Servicing segment and in "loss (gain) on MSR hedging activities" on the consolidated statements of cash flows.

***Pipeline Hedging Strategy - Loans Held For Sale and IRLCs***
We are exposed to interest rate risk and related price risk during the period from the date of the interest rate lock commitment through (i) the lock commitment cancellation or expiration date or (ii) through the date of sale of the resulting loan into the secondary mortgage market for both the Originations segment for newly originated mortgage loans and the Servicing segment related to repurchased EBO mortgage loans held for sale. IRLCs generally range to 90 days and mortgage loans held for sale are generally funded and sold within 30 days. The objective of the pipeline hedging strategy is to economically hedge the entire pipeline interest rate exposure of both IRLCs and mortgage loans held for sale within certain hedge coverage tolerance levels. The net daily market risk position of net pull-though adjusted IRLCs and mortgage loans held for sale is monitored daily and its tolerance is +/- 10% of the estimated base value risk.

The changes in value on the derivative instruments associated with the pipeline hedging strategy are recorded in earnings as a component of "revenues - net gain on mortgage loans held for sale" on the consolidated statements of operations and consolidated statements of cash flows within the Originations and Servicing segments.

***Sensitivity Analysis***
We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our loan portfolio, certain other interest-bearing liabilities measured at fair value and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a discounted cash flow analysis to determine the fair value of MSRs and the impact of parallel interest rate shifts on MSRs. The discounted cash flow model incorporates prepayment speeds, OAS, costs to service, delinquencies, ancillary revenues, recapture rates and other assumptions that management believes are consistent with the assumptions that other similar market participants use in valuing the MSRs. The key assumptions to determine fair value include prepayment speed, OAS and cost to service. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between MBS, swaps and U.S. Treasury rates and changes in primary and secondary mortgage market spreads. For mortgage loans, IRLCs, forward delivery commitments on MBS and treasury futures, we rely on a model in determining the impact of interest rate shifts. In addition, the primary assumption used for IRLCs, is the borrower's propensity to close their mortgage loans under the commitment.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2023 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2023 given hypothetical instantaneous parallel shifts in the yield curve. Actual results could differ materially.

**Table 17. Change in Fair Value**

| | December 31, 2023 | |
|---|---|---|
| | Down 25 bps | Up 25 bps |
| Increase (decrease) in assets | | |
| Mortgage servicing rights at fair value | $ (130) | $ 116 |
| Mortgage loans held for sale at fair value | 2 | (2) |
| Derivative financial instruments: | | |
| Interest rate lock commitments | 4 | (4) |
| Forward MBS trades | 76 | (72) |
| Treasury futures | — | — |
| Total change in assets | (48) | 38 |
| Increase (decrease) in liabilities | | |
| Mortgage servicing rights liabilities at fair value | (2) | 2 |
| Excess spread financing at fair value | (3) | 3 |
| Derivative financial instruments: | | |
| Interest rate lock commitments | — | — |
| Forward MBS trades | 6 | (4) |
| Treasury futures | — | — |
| Total change in liabilities | 1 | 1 |
| Total net change | $ (49) | $ 37 |

**Capital Resources**

***Capital Structure and Debt***

We require access to external financing resources from time to time depending on our cash requirements, assessments of current and anticipated market conditions and after-tax cost of capital. If needed, we believe additional capital could be raised through a combination of issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations. Our access to capital markets can be impacted by factors outside our control, including economic conditions.

*Financial Covenants*

Our credit facilities contain various financial covenants which primarily relate to required tangible net worth amounts, liquidity reserves, leverage requirements, and profitability requirements, which are measured at our operating subsidiary, Nationstar Mortgage, LLC, as well as Rushmore Loan Management Services, LLC, which was acquired during the third quarter of 2023 in connection with the acquisition of Roosevelt. As of December 31, 2023, we were in compliance with our required financial covenants.

*Seller/Servicer Financial Requirements*

We are also subject to net worth, liquidity and capital ratio requirements established by the Federal Housing Finance Agency ("FHFA") for Fannie Mae and Freddie Mac ("Enterprises") Seller/Servicers, and Ginnie Mae for single family issuers, as summarized below. These requirements apply to our operating subsidiary, Nationstar Mortgage, LLC, and Rushmore Loan Management Services, LLC.

*Minimum Net Worth*

- FHFA - a net worth base of $2.5 plus a dollar amount equal to or exceeding the sum of (i) 25 basis points of the sellers/servicer's residential first lien mortgage servicing UPB, serviced for the Enterprises, plus (ii) 25 basis points of non-agency serviced UPB, plus (iii) 35 basis points of the sellers/servicer's residential first lien mortgage servicing UPB serviced for Ginnie Mae.

- Ginnie Mae - a net worth equal to the sum of $2.5, plus (i) 35 basis points of the issuer's total effective Ginnie Mae single-family outstanding obligations, plus (ii) 25 basis points of the issuer's total Enterprises single family outstanding servicing portfolio balance, plus (iii) 25 basis points of the issuer's total non-agency single family servicing portfolio.

*Minimum Liquidity*

- FHFA - a base Liquidity of eligible assets equal to or exceeding*:*
    - 7 basis points of sellers/servicer's residential first lien mortgage servicing UPB serviced for the Enterprises, if the seller/servicer remits (or an Enterprise draws) interest or principal, or both, as scheduled, regardless of whether principal or interest has been collected from the borrower, plus
    - 3.5 basis points of the sellers/servicer's residential first lien mortgage servicing UPB serviced for the Enterprises, if the seller/servicer remits (or an Enterprise draws) the interest and principal only as actually collected from the borrower, plus
    - 3.5 basis points of the seller/servicer's non-agency servicing UPB, plus
    - 10 basis points of the seller/servicer's residential first lien mortgage servicing UPB serviced for Ginnie Mae.
    - In addition, an origination liquidity equal to or exceeding 50 basis points of the sum of the following:
        i. Residential first lien mortgages held for sale, at lower of cost or market
        ii. Residential first lien mortgages held for sale, at fair value, plus
        iii. UPB of interest rate lock commitments after fallout adjustments
    - Supplemental liquidity at all time equal to or exceeding the sum of:
        i. 2 basis points of the sellers/servicer's residential mortgage servicing UPB serviced for the Enterprises, plus
        ii. 5 basis points of the sellers/servicer's residential mortgage servicing UPB serviced for Ginnie Mae
- Ginnie Mae – the greater of $1 or the sum of:
    - 10 basis points of the issuer's outstanding Ginnie Mae single-family servicing UPB, plus
    - 3.5 basis points of the issuer's outstanding Enterprises single family servicing UPB, if the issuer remits (or the Enterprise draws) the principal and interest only as actually collected from the borrower, plus
    - 7 basis points of the Issuer's outstanding Enterprises single-family servicing UPB, if the issuer remits (or the Enterprise draws) the principal or interest, or both, as scheduled, regardless of whether principal or interest has been collected from the borrower, plus
    - 3.5 basis points of the issuer's outstanding non-agency single-family servicing UPB.
- Ginnie Mae - issuers that originated more than $1 billion in UPB of any residential first mortgage in the recent four-quarter period must have liquid assets equal to the greater of at least $1 or the sum of the points listed immediately above, plus:
    - 50 basis points of loans held for sale, plus
    - 50 basis points of the issuer's UPB of IRLCs after fallout adjustments

*Financial Reporting Requirements*

- FHFA – must obtain an assessment of the seller/servicer's performance and creditworthiness by a qualified, independent third party on an annual basis and meet the following criteria:
    - One primary servicer rating or master servicer rating, as applicable for large non-depository institutions that have greater than or equal to $50 billion in servicing UPB, and
    - One primary servicer rating or master servicer rating, as applicable, and one third party long-term senior unsecured debt rating or long-term corporate family rating, for large non-depository institutions that have greater than $100 billion in servicing UPB, and
    - One primary servicer rating or master servicer rating, as applicable, and issued by two rating agencies, each of which must issue either a third party long-term unsecured debt rating or long-term corporate family rating for large non-depository institutions that have greater than or equal to $150 billion in servicing UPB.

*Minimum Capital Ratio*

- FHFA and Ginnie Mae - a ratio of Tangible Net Worth to Total Assets greater than 6%.

*Secured Debt to Gross Tangible Asset Ratio*

- Ginnie Mae - a secured debt to gross tangible asset ratios no greater than 60%.

As of December 31, 2023, Nationstar Mortgage, LLC and Rushmore Loan Management Services, LLC were in compliance with our seller/servicer financial requirements for FHFA and Ginnie Mae.

In 2022, the FHFA and Ginnie Mae revised its Seller/Servicers and single-family issuers minimum financial eligibility requirements. All revisions are effective in 2024, as summarized below. The Company is currently evaluating the impact of the revised requirements.

*Capital and Liquidity Plan (effective March 31, 2024)*

- FHFA - Require annual capital and liquidity plan that includes MSR stress tests as part of the plan.

*Capital Requirements (effective December 31, 2024)*

- Ginnie Mae – a Risk-based Capital Ratio (“RBCR”) of at least 6%. RBCR is adjusted net worth less excess MSRs divided by total risked-based assets.

Since our Ginnie Mae single-family servicing portfolio exceeds $75 billion in UPB, we are also required to obtain an external primary servicer rating and issuer credit ratings from two different rating agencies and receive a minimum rating of a B or its equivalent. We met this requirement for all financial periods presented.

In addition, Fannie Mae or Freddie Mac may require capital ratios in excess of stated requirements. Refer to *Note 19, Capital Requirements*, in the Notes to Consolidated Financial Statements for additional information.

**Table 15. Debt**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Advance facilities principal amount | **$ 682** | $ 669 |
| Warehouse facilities principal amount | **822** | 817 |
| MSR facilities principal amount | **2,814** | 1,410 |
| Unsecured senior notes principal amount | **3,200** | 2,700 |

Advance Facilities

As part of our normal course of business, we borrow money to fund servicing advances. Our servicing agreements require that we advance our own funds to meet contractual principal and interest payments for certain investors, and to pay taxes, insurance, foreclosure costs and various other items that are required to preserve the assets being serviced. Delinquency rates and prepayment speeds affect the size of servicing advance balances, and we exercise our ability to stop advancing principal and interest where the pooling and servicing agreements permit, where the advance is deemed to be non-recoverable from future proceeds. These servicing requirements affect our liquidity. We rely upon several counterparties to provide us with financing facilities to fund a portion of our servicing advances. As of December 31, 2023, we had a total borrowing capacity of $950, of which we could borrow an additional $268. The maturity dates of our advance facilities range from October 2024 to September 2025. As of December 31, 2023, we had $432 of borrowings outstanding under facilities maturing within less than one year and $250 of borrowings outstanding under facilities maturing within the next two years.

Warehouse and MSR Facilities

Loan origination activities generally require short-term liquidity in excess of amounts generated by our operations. The loans we originate are financed through several warehouse lines on a short-term basis. We typically hold the loans for approximately 30 days and then sell or place the loans in government securitizations in order to repay the borrowings under the warehouse lines. Our ability to fund current operations depends upon our ability to secure these types of short-term financings on acceptable terms and to renew or replace the financings as they expire. As of December 31, 2023, we had a total borrowing capacity of $5,101 and $5,250 for warehouse and MSR facilities, of which we could borrow an additional $4,279 and $2,436, respectively. The maturity dates for our warehouse facilities range from February 2024 to September 2025. As of December 31, 2023, we had $664 of borrowings outstanding under warehouse facilities maturing within less than one year and $158 of borrowings outstanding under warehouse facilities maturing within the next two years. Our MSR facilities provide financing for our servicing portfolio and investments. The maturity dates for our MSR facilities range from November 2024 to September 2025. As of December 31, 2023, we had $329 of borrowings under MSR facilities maturing within less than one year and $2,485 of borrowings outstanding under MSR facilities maturing within the next two years.

*Unsecured Senior Notes*

In 2021 and 2022, we completed offerings of unsecured senior notes with maturity dates ranging from 2027 to 2031. In connection with the acquisition of Home Point in the third quarter of 2023, we assumed an unsecured senior note with a maturity date in 2026. We pay interest semi-annually to the holders of these notes at interest rates ranging from 5.000% to 6.000%. We are scheduled to pay a total of $940 of interest payments from these notes over the next eight years, of which $176 is due within less than one year.

As of December 31, 2023, the expected maturities of our unsecured senior notes based on contractual maturities are presented below:

**Table 16. Contractual Maturities - Unsecured Senior Notes**

| Year Ending December 31, | | Amount |
|---|---|---|
| 2024 through 2025 | $ | — |
| 2026 | | 500 |
| 2027 | | 600 |
| 2028 | | 850 |
| Thereafter | | 1,250 |
| Unsecured senior notes principal amount | | 3,200 |
| Purchase discount and unamortized debt issuance costs | | (49) |
| Unsecured senior notes, net | $ | 3,151 |

*Other contractual obligations*

Our operating lease obligations were primarily incurred for office space and equipment. The average lease terms are generally for 1 to 8 years. As of December 31, 2023, the total future minimum lease payments for our operating lease obligations was $102, of which $23 is due within less than a year. For more information regarding lease obligations, see *Note 9, Leases,* in the Notes to Consolidated Financial Statements.

## Critical Accounting Policies and Estimates

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified the following policies that, due to the judgment, estimates and assumptions inherent in those policies, are critical to an understanding of our consolidated financial statements. These policies relate to fair value measurements, particularly those determined to be Level 3 as discussed in *Note 18, Fair Value Measurements*, in Notes to Consolidated Financial Statements and valuation and realization of deferred tax assets. We believe that the judgment, estimates and assumptions used in the preparation of our consolidated financial statements are appropriate given the factual circumstances at the time. However, given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition. Fair value measurements considered to be Level 3 representing estimated values based on significant unobservable inputs include (i) the valuation of MSRs and (ii) the valuation of excess spread financing.

***MSRs at Fair Value***

We generally retain the servicing rights for existing residential mortgage loans transferred to a third party. We recognize MSRs recorded on the balance sheet in such transfers that meet the accounting requirements for sale treatment at fair value. Additionally, we may acquire the rights to service residential mortgage loans from third parties. We have elected to measure all MSRs at fair value subsequent to capitalization or acquisition, with all changes in fair value recorded within "revenues - service related, net" in the consolidated statements of operations. We estimate the fair value of these MSRs using a discounted cash flow model, which incorporates prepayment speeds, option adjusted spread, costs to service, delinquencies, ancillary revenues, recapture rates and other assumptions that management believes are consistent with the assumptions that other similar market participants use in valuing the MSRs. The key assumptions to determine fair value include prepayment speeds, option adjusted spread ("OAS"), and cost to service. However, the discounted cash flow model is complex and uses asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs. We obtain third-party valuations, industry surveys and other available market data quarterly to assess the reasonableness of the fair value calculated by the cash flow model. For the impact of changes in estimates on MSRs at fair value, see Item 7A. Quantitative and Qualitative Disclosures about Market Risk and *Note 5, Mortgage Servicing Rights and Related Liabilities*, in the Notes to Consolidated Financial Statements.

***Excess Spread Financing***

In conjunction with the acquisition of certain MSRs on various pools of residential mortgage loans (the "Portfolios"), we have entered into sale and assignment agreements related to its right to servicing fees, under which we sell to third parties the right to receive a portion of the excess cash flow generated from the Portfolios after receipt of a fixed base servicing fee per loan. We measure these financing arrangements at fair value to accurately represent the future performance of the acquired MSRs and related excess servicing financing, with all changes in fair value recorded as a charge or credit to "revenues - service related, net" in the consolidated statements of operations. The fair value on excess spread financing is based on the present value of future expected discounted cash flows. The cash flow assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds and option adjusted spread. However, the discounted cash flow model is complex and uses asset-specific collateral data and market inputs. In addition, our total market risk is influenced by a wide variety of factors including market volatility and liquidity of the markets. We obtain a third-party valuation, industry surveys and other available market data quarterly to assess the reasonableness of the fair value calculated by the cash flow model. For the impact of changes in estimates on excess spread financing, see Item 7A. *Quantitative and Qualitative Disclosures about Market Risk* and *Note 5, Mortgage Servicing Rights and Related Liabilities*, in the Notes to Consolidated Financial Statements.

***Realization of Deferred Tax Assets***

Our provision for income taxes is calculated using the balance sheet method, which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in the valuation allowance. We provide a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the adequacy of the valuation allowance, we consider all forms of evidence, including: (1) historic earnings or losses; (2) anticipated taxable income resulting from the reversal of taxable temporary differences; (3) tax planning strategies; and (4) anticipated future earnings exclusive of the reversal of taxable temporary differences. Of all of the sources of taxable income, we generally rely upon reversals of existing deferred tax liabilities, tax planning strategies, and future taxable income excluding reversing differences. In determining the appropriate amount of valuation allowance required, we consider (1) internal forecasts of our future pre-tax income exclusive of reversing temporary differences and carryforwards, (2) the nature and timing of future reversals of existing deferred tax assets and liabilities, (3) future originating temporary and permanent differences, and (4) NOL carryforward expiration dates, among others.

## Other Matters

**Recent Accounting Developments**

Below provides recently issued accounting pronouncements applicable to us but not yet effective.

Accounting Standards Update 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), provides updates to qualitative and quantitative reportable segment disclosure requirements, including enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker included within each reported measure of segment profit or loss and increased interim disclosure requirements, among others. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted, and the amendments should be applied retrospectively. We are currently evaluating the impact this ASU may have on our financial statement disclosures. The Company does not expect ASU 2023-07 to have a material impact on our consolidated financial statements.

Accounting Standards Update 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information for income taxes paid by jurisdiction. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. We are currently evaluating the impact this ASU may have on our financial statement disclosures. The Company does not expect ASU 2023-09 to have a material impact on our consolidated financial statements.

See *Note 1, Nature of Business and Basis of Presentation*, in the Notes to Consolidated Financial Statements within Item 8 for information on recent accounting guidance adopted in 2023.

## GLOSSARY OF TERMS

This Glossary of Terms defines some of the terms that are used throughout this report and does not represent a complete list of all defined terms used.

*Advance Facility.* A secured financing facility to fund advance receivables which is backed by a pool of mortgage servicing advance receivables made by a servicer to a certain pool of mortgage loans.

*Agency.* Government entities guaranteeing the mortgage investors that the principal amount of the loan will be repaid; the Federal Housing Administration, the Department of Veterans Affairs, the US Department of Agriculture and Ginnie Mae (and collectively, the "*Agencies*").

*Agency Conforming Loan.* A mortgage loan that meets all requirements (loan type, maximum amount, LTV ratio and credit quality) for purchase by Fannie Mae, Freddie Mac, or insured by the FHA, USDA or guaranteed by the VA or sold into Ginnie Mae.

*Asset-Backed Securities ("ABS").* A financial security whose income payments and value is derived from and collateralized (or "backed") by a specified pool of underlying receivables or other financial assets.

*Bulk acquisitions or purchases.* MSR portfolio acquired on non-retained basis through an open market bidding process.

*Base Servicing Fee.* The servicing fee retained by the servicer, expressed in basis points, in an excess MSR arrangement in exchange for the provision of servicing functions on a portfolio of mortgage loans, after which the servicer and the co-investment partner share the excess fees on a pro rata basis.

*Client.* Owner of the underlying mortgage servicing rights on behalf of whom we service loans.

*Conventional Mortgage Loans.* A mortgage loan that is not guaranteed or insured by the FHA, the VA or any other government agency. Although a conventional loan is not insured or guaranteed by the government, it can still follow the guidelines of GSEs and be sold to the GSEs.

*Correspondent lender, lending channel or relationship.* A correspondent lender is a lender that funds loans in their own name and then sells them off to larger mortgage lenders. A correspondent lender underwrites the loans to the standards of an investor and provides the funds at close.

*Customer.* Residential mortgage borrower.

*Delinquent Loan.* A mortgage loan that is 30 or more days past due from its contractual due date.

*Department of Veterans Affairs ("VA").* The VA is a cabinet-level department of the U.S. federal government, which guarantees certain home loans for qualified borrowers eligible for securitization with GNMA.

*Direct-to-consumer originations ("DTC").* A type of mortgage loan origination pursuant to which a lender markets refinancing and purchase money mortgage loans directly to selected consumers through telephone call centers, the Internet or other means.

*Excess Servicing Fees.* In an excess MSR arrangement, the servicing fee cash flows on a portfolio of mortgage loans after payment of the base servicing fee.

*Excess Spread.* MSRs with a co-investment partner where the servicer receives a base servicing fee and the servicer and co-investment partner share the excess servicing fees. This co-investment strategy reduces the required upfront capital from the servicer when purchasing or investing in MSRs.

*Excess Yield*. The remaining servicing fees above the minimum servicing fee ("GSE Base Servicing Fee"), as defined by the agencies, whereby the rights to the excess fees are separated, securitized by the GSE's and sold, while we retain the obligation to service the loan and therefore continue to receive the GSE Base Servicing Fee.

*Exchange inventory.* Consists of Xome's real estate inventory ranging from pre-foreclosure to bank-owned properties.

*Federal National Mortgage Association ("Fannie Mae" or "FNMA").* FNMA was federally chartered by the U.S. Congress in 1938 to support liquidity, stability, and affordability in the secondary mortgage market, where existing mortgage-related assets are purchased and sold. Fannie Mae buys mortgage loans from lenders and resells them as mortgage-backed securities in the secondary mortgage market.

*Federal Housing Administration ("FHA").* The FHA is a U.S. federal government agency within the Department of Housing and Urban Development (HUD). It provides mortgage insurance on loans made by FHA-approved lenders in compliance with FHA guidelines throughout the United States.

*Federal Housing Finance Agency ("FHFA").* A U.S. federal government agency that is the regulator and conservator of Fannie Mae and Freddie Mac and the regulator of the 12 Federal Home Loan Banks.

*Federal Home Loan Mortgage Corporation ("Freddie Mac" or "FHLMC").* Freddie Mac was chartered by Congress in 1970 to stabilize the nation's residential mortgage markets and expand opportunities for homeownership and affordable rental housing. Freddie Mac participates in the secondary mortgage market by purchasing mortgage loans and mortgage-related securities for investment and by issuing guaranteed mortgage-related securities.

*Forbearance*. An agreement between the mortgage servicer or lender and borrower for a temporary postponement of mortgage payments. It is a form of repayment relief granted by the lender or creditor in lieu of forcing a property into foreclosure.

*Government National Mortgage Association ("Ginnie Mae" or "GNMA").* GNMA is a self-financing, wholly owned U.S. Government corporation within HUD. Ginnie Mae guarantees the timely payment of principal and interest on MBS backed by federally insured or guaranteed loans - mainly loans insured by the FHA or guaranteed by the VA. Ginnie Mae securities are the only MBS to carry the full faith and credit guarantee of the U.S. federal government.

*Government-Sponsored Enterprise ("GSE").* Certain entities established by the U.S. Congress to provide liquidity, stability and affordability in residential housing. These agencies are Fannie Mae, Freddie Mac and the 12 Federal Home Loan Banks.

*Interest Rate Lock Commitments ("IRLC").* Agreements under which the interest rate and the maximum amount of the mortgage loan are set prior to funding the mortgage loan.

*Investors.* Our investors include agency investors and non-agency investors. Agency investors primarily consist of Government National Mortgage Association ("Ginnie Mae" or "GNMA") and the GSEs, Federal National Mortgage Association ("Fannie Mae" or "FNMA") and Federal Home Loan Mortgage Corp ("Freddie Mac" or "FHLMC"). Non-agency investors consist of investors in private-label securitizations.

*Loan Modification.* Temporary or permanent modifications to loan terms with the borrower, including the interest rate, amortization period and term of the borrower's original mortgage loan. Loan modifications are usually made to loans that are in default, or in imminent danger of defaulting.

*Loan-to-Value Ratio ("LTV").* The unpaid principal balance of a mortgage loan as a percentage of the total appraised or market value of the property that secures the loan. An LTV over 100% indicates that the UPB of the mortgage loan exceeds the value of the property.

*Lock period.* A set of periods of time that a lender will guarantee a specific rate is set prior to funding the mortgage loan.

*Loss Mitigation.* The range of servicing activities provided by a servicer in an attempt to minimize the losses suffered by the owner of a defaulted mortgage loan. Loss mitigation techniques include short-sales, deed-in-lieu of foreclosures and loan modifications, among other options.

*Mortgage-Backed Securities ("MBS").* A type of asset-backed security that is secured by a group of mortgage loans.

*Mortgage Servicing Right ("MSRs").* The right and obligation to service a loan or pool of loans and to receive a servicing fee as well as certain ancillary income. MSRs may be bought and sold, resulting in the transfer of loan servicing obligations. MSRs are designated as such when the benefits of servicing the loans are expected to more than adequately compensate the servicer for performing the servicing.

*MSR Facility.* A line of credit backed by mortgage servicing rights that is used for financing purposes. In certain cases, these lines may be a sub-limit of another warehouse facility or alternatively exist on a stand-alone basis. These facilities allow for same or next day draws at the request of the borrower.

*Non-Conforming Loan.* A mortgage loan that does not meet the standards of eligibility for purchase or securitization by Fannie Mae, Freddie Mac or Ginnie Mae.

*Option adjusted spread ("OAS").* The incremental spread added to the risk-free rate to reflect embedded (prepayment) optionality and other risk inherent in the MSRs or excess spread financing used to discount future cash flows for fair value purposes.

*Originations.* The process through which a lender provides a mortgage loan to a borrower.

*Pull through adjusted lock volume.* Represents the expected funding from locks taken during the period.

*Prepayment Speed.* The rate at which voluntary mortgage prepayments occur or are projected to occur. The statistic is calculated on an annualized basis and expressed as a percentage of the outstanding principal balance.

*Primary Servicer.* The servicer that owns the right to service a mortgage loan or pool of mortgage loans. This differs from a subservicer, which has a contractual agreement with the primary servicer to service a mortgage loan or pool of mortgage loans in exchange for a subservicing fee based upon portfolio volume and characteristics.

*Prime Mortgage Loan.* Generally, a high-quality mortgage loan that meets the underwriting standards set by Fannie Mae or Freddie Mac and is eligible for purchase or securitization in the secondary mortgage market. Prime Mortgage loans generally have lower default risk and are made to borrowers with excellent credit records and a monthly income at least three to four times greater than their monthly housing expenses (mortgage payments plus taxes and other debt payments) as well as significant other assets. Mortgages not classified as prime mortgage loans are generally called either sub-prime or Alt-A.

*Private Label Securitizations ("PLS").* Securitizations that do not meet the criteria set by Fannie Mae, Freddie Mac or Ginnie Mae.

*Real Estate Owned ("REO").* Property acquired by the servicer on behalf of the owner of a mortgage loan or pool of mortgage loans, usually through foreclosure or a deed-in-lieu of foreclosure on a defaulted loan. The servicer or a third-party real estate management firm is responsible for selling the REO. Net proceeds of the sale are returned to the owner of the related loan or loans. In most cases, the sale of REO does not generate enough to pay off the balance of the loan underlying the REO, causing a loss to the owner of the related mortgage loan.

*Recapture.* Voluntarily prepaid loans that are expected to be refinanced by the related servicer.

*Refinancing.* The process of working with existing borrowers to refinance their mortgage loans. By refinancing loans for borrowers we currently service, we retain the servicing rights, thereby extending the longevity of the servicing cash flows.

*Servicing.* The performance of contractually specified administrative functions with respect to a mortgage loan or pool of mortgage loans. Duties of a servicer typically include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic monthly statements to the borrower and monthly reports to the loan owners or their agents, managing insurance, monitoring delinquencies, executing foreclosures (as necessary), and remitting fees to guarantors, trustees and service providers. A servicer is generally compensated with a specific fee outlined in the contract established prior to the commencement of the servicing activities.

*Servicing Advances.* In the course of servicing loans, servicers are required to make advances that are reimbursable from collections on the related mortgage loan or pool of loans. There are typically three types of servicing advances: P&I Advances, T&I Advances and Corporate Advances.

(i) P&I Advances cover scheduled payments of principal and interest that have not been timely paid by borrowers. P&I Advances serve to facilitate the cash flows paid to holders of securities issued by the residential MBS trust. The servicer is not the insurer or guarantor of the MBS and thus has the right to cease the advancing of P&I, when the servicer deems the next advance nonrecoverable.

(ii) T&I Advances pay specified expenses associated with the preservation of a mortgaged property or the liquidation of defaulted mortgage loans, including but not limited to property taxes, insurance premiums or other property-related expenses that have not been timely paid by borrowers in order for the lien holder to maintain its interest in the property.

(iii) Corporate Advances pay costs, fees and expenses incurred in foreclosing upon, preserving defaulted loans and selling REO, including attorneys' and other professional fees and expenses incurred in connection with foreclosure and liquidation or other legal proceedings arising in the course of servicing the defaulted mortgage loans.

Servicing Advances are reimbursed to the servicer if and when the borrower makes a payment on the underlying mortgage loan at the time the loan is modified or upon liquidation of the underlying mortgage loan but are primarily the responsibility of the investor/owner of the loan. The types of servicing advances that a servicer must make are set forth in its servicing agreement with the owner of the mortgage loan or pool of mortgage loans. In some instances, a servicer is allowed to cease Servicing Advances, if those advances will not be recoverable from the property securing the loan.

*Servicing Fee.* A servicing fee is the percentage of each mortgage payment made by a borrower to a mortgage servicer as compensation for keeping a record of payments, collecting, and making escrow payments, passing principal and interest payments along to the note holder.

*Subservicing.* Subservicing is the process of outsourcing the duties of the primary servicer to a third-party servicer. The third-party servicer performs the servicing responsibilities for a fee and is typically not responsible for making servicing advances, which are subsequently reimbursed by the primary servicer. The primary servicer is contractually liable to the owner of the loans for the activities of the subservicer.

*Unpaid Principal Balance ("UPB").* The amount of principal outstanding on a mortgage loan or a pool of mortgage loans. UPB is used together with the servicing fees and ancillary incomes as a means of estimating the future revenue stream for a servicer.

*U.S. Department of Agriculture ("USDA").* The USDA is a cabinet-level department of the U.S. federal government, which guarantees certain home loans for qualified borrowers.

*Warehouse Facility.* A type of line of credit facility used to temporarily finance mortgage loan originations to be sold in the secondary market. Pursuant to a warehouse facility, a loan originator typically agrees to transfer to a counterparty certain mortgage loans against the transfer of funds by the counterpart, with a simultaneous agreement by the counterpart to transfer the loans back to the originator at a date certain, or on demand, against the transfer of funds from the originator.

**Item 8.** ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements:

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mr. Cooper Group Inc.

### Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mr. Cooper Group Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 28, 2024 expressed an unqualified opinion thereon.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relates.

***Valuation of Forward Mortgage Servicing Rights and the Excess Spread Financing Liability***

| | |
|---|---|
| *Description of the Matter* | The estimated fair values of mortgage servicing rights (MSRs) and the excess spread financing liability were $9.1 billion and $437 million, respectively, as of December 31, 2023. The excess spread financing liability is accounted for as a secured borrowing whereby the Company sold to third parties the right to receive a portion of excess cash flow generated from various pools of MSRs. As described in Note 2 and 5 to the consolidated financial statements, the Company measures MSRs and the excess spread financing liability at fair value on a recurring basis with changes in fair value recorded in the statement of operations. Such fair values are based on the present value of future cash flows from servicing the underlying loans. The significant unobservable assumptions used to estimate the fair value of MSRs are prepayment speeds, option adjusted spread, and cost to service. The significant unobservable assumptions used to estimate the fair value of the excess spread financing liability are prepayment speeds and option adjusted spread.<br><br>Auditing management's estimate of the fair value of MSRs and the excess spread financing liability is complex and required judgment due to the subjectivity of the significant unobservable assumptions utilized in the calculation of the fair value. Changes to any of these assumptions could have a material impact on the fair value of the MSRs and the excess spread financing liability. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's process for estimating the fair value of MSRs and the excess spread financing liability, including management's internal controls over the development of the significant unobservable assumptions and determination of the fair value of MSRs and the excess spread financing liability. This included, among others, testing internal controls over management's review of: 1) historical results and market-based information considered in developing these assumptions; 2) comparing independent fair value ranges and assumptions obtained from third-party valuation firms to the internally developed fair value estimate and assumptions; 3) the completeness and accuracy of data used in determining the assumptions and the fair value estimate.<br><br>To test the fair value of the MSRs and the excess spread financing liability, our audit procedures included, among others, testing the reasonableness of the significant unobservable assumptions and the fair value estimate. We tested the reasonableness of the assumptions by comparing to historical Company results and independent, market-based information. We tested the completeness and accuracy of the data underlying the assumptions and historical results. We utilized an internal valuation specialist to assist in testing management's assumptions and the fair value estimate by developing and comparing to independent expectations. We identified potential sources of corroborating and contrary information. We also compared the significant unobservable assumptions and the fair value estimate developed by management to those from the third-party valuation firms utilized by management and evaluated the competence and objectivity of these firms. |

***Accounting for the Acquisition of Home Point Capital, Inc.***

| | |
|---|---|
| *Description of the Matter* | The Company completed its acquisition of Home Point Capital, Inc. (Home Point) in the third quarter of 2023, for total consideration of approximately $658 million, including $335 million for a bulk purchase of a portion of Home Point's mortgage servicing rights (MSRs) portfolio and $323 million for the tender offer to acquire the outstanding shares of common stock of Home Point. As described in Note 2 and Note 3 to the consolidated financial statements, the acquisition was accounted for as a business combination under ASC 805 which resulted in recording a $96 million preliminary bargain purchase gain.<br><br>Auditing the Company's accounting for the Home Point acquisition was complex due to the subjectivity required in determining the fair value of the acquired MSRs related to Home Point's total servicing portfolio and the assumed repurchase reserve liability related to Home Point's historical mortgage loan sales. The subjectivity was primarily due to determining the significant assumptions used in determining the fair value. Selecting and applying audit procedures to address the subjectivity involves auditor judgment and industry-specific knowledge including the current market conditions considered by a market participant.<br><br>The acquisition date fair value of the MSR assets were determined using market participant assumptions to estimate the present value of future cash flows from servicing the underlying loans. The significant unobservable assumptions used to estimate the fair value of the MSRs were prepayment speeds, option adjusted spread, and cost to service. The acquisition date fair value of the repurchase reserve liability was estimated using: i) historical loss rates; ii) secondary market pricing of loans; iii) the quality of underwriting procedures; and iv) borrower delinquency and default patterns. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's internal controls over its accounting for Home Point acquisition, including development of the significant assumptions and determination of the fair value of acquired MSRs and assumed repurchase reserves. This included, among others, testing internal controls over management's review of: 1) historical results and market-based information considered in developing these assumptions; 2) comparing independent fair value ranges and assumptions to third-party sources, where available, to the internally developed fair value estimates and assumptions; 3) the completeness and accuracy of data used in determining the assumptions and the fair value estimates.<br><br>To test the acquisition date fair value of the MSRs and repurchase reserves, our audit procedures included, among others, testing the reasonableness of the significant assumptions and the fair value estimate. We tested the reasonableness of the assumptions by comparing to historical Company results and independent, market-based information. We tested the completeness and accuracy of the data underlying the assumptions and historical results. We also performed a sensitivity analysis of the significant unobservable assumptions to evaluate the changes in fair value of the MSRs as well changes in the repurchase reserve liability resulting from changes in the significant assumptions. We utilized internal valuation specialists to assist in testing management's assumptions and the fair value estimates and to identify potential sources of corroborating and contrary information. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Dallas, Texas
February 28, 2024

**MR. COOPER GROUP INC.**
**CONSOLIDATED BALANCE SHEETS**
(millions of dollars, except share data)

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | **$ 571** | $ 527 |
| Restricted cash | **169** | 175 |
| Mortgage servicing rights at fair value | **9,090** | 6,654 |
| Advances and other receivables, net of reserves of $170 and $137, respectively | **996** | 1,019 |
| Mortgage loans held for sale at fair value | **927** | 893 |
| Property and equipment, net of accumulated depreciation of $141 and $122, respectively | **53** | 65 |
| Deferred tax assets, net | **472** | 703 |
| Other assets | **1,918** | 2,740 |
| Total assets | **$ 14,196** | $ 12,776 |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| Unsecured senior notes, net | **$ 3,151** | $ 2,673 |
| Advance, warehouse and MSR facilities, net | **4,302** | 2,885 |
| Payables and other liabilities | **1,995** | 2,633 |
| MSR related liabilities - nonrecourse at fair value | **466** | 528 |
| Total liabilities | **9,914** | 8,719 |
| Commitments and contingencies (Note 20) | | |
| Common stock at $0.01 par value - 300 million shares authorized, 93.2 million shares issued | **1** | 1 |
| Additional paid-in-capital | **1,087** | 1,104 |
| Retained earnings | **4,302** | 3,802 |
| Treasury shares at cost - 28.6 million and 24.0 million shares, respectively | **(1,108)** | (850) |
| Total stockholders' equity | **4,282** | 4,057 |
| Total liabilities and stockholders' equity | **$ 14,196** | $ 12,776 |

*See accompanying Notes to Consolidated Financial Statements.*

**MR. COOPER GROUP INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
(millions of dollars, except for earnings per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Revenues:** | | | |
| Service related, net | **$ 1,440** | $ 1,865 | $ 1,067 |
| Net gain on mortgage loans held for sale | **354** | 599 | 2,251 |
| Total revenues | **1,794** | 2,464 | 3,318 |
| **Expenses:** | | | |
| Salaries, wages and benefits | **634** | 789 | 1,036 |
| General and administrative | **538** | 485 | 626 |
| Total expenses | **1,172** | 1,274 | 1,662 |
| Interest income | **528** | 261 | 231 |
| Interest expense | **(537)** | (424) | (478) |
| Other income (expense), net | **41** | 187 | 528 |
| Total other income (expenses), net | **32** | 24 | 281 |
| Income from continuing operations before income tax expense | **654** | 1,214 | 1,937 |
| Less: Income tax expense | **154** | 291 | 471 |
| Net income from continuing operations | **500** | 923 | 1,466 |
| Net loss from discontinued operations | **—** | — | (12) |
| Net income | **500** | 923 | 1,454 |
| Less: Undistributed earnings attributable to participating stockholders | **—** | — | 8 |
| Less: Premium on retirement of preferred stock | **—** | — | 28 |
| Net income attributable to common stockholders | **$ 500** | $ 923 | $ 1,418 |
| | | | |
| Earnings from continuing operations per common share attributable to Mr. Cooper: | | | |
| Basic | **$ 7.46** | $ 12.84 | $ 17.39 |
| Diluted | **$ 7.30** | $ 12.50 | $ 16.67 |
| | | | |
| Earnings from discontinuing operations per common share attributable to Mr. Cooper: | | | |
| Basic | **$ —** | $ — | $ (0.15) |
| Diluted | **$ —** | $ — | $ (0.14) |
| | | | |
| Earnings per common share attributable to Mr. Cooper: | | | |
| Basic | **$ 7.46** | $ 12.84 | $ 17.24 |
| Diluted | **$ 7.30** | $ 12.50 | $ 16.53 |

*See accompanying Notes to Consolidated Financial Statements.*

## MR. COOPER GROUP INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(millions of dollars, except share data)

| | Preferred Stock | | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares (in thousands) | Amount | Shares (in thousands) | Amount | Additional Paid-in Capital | Retained Earnings | Treasury Shares Amount | Total Mr. Cooper Stockholders' Equity | Non-controlling Interests | Total Stockholders' Equity |
| **Balance at January 1, 2021** | 1,000 | $ — | 89,457 | $ 1 | $ 1,126 | $ 1,434 | $ (58) | $ 2,503 | $ 1 | $ 2,504 |
| Shares issued / (surrendered) under incentive compensation plan | — | — | 1,244 | — | (20) | — | — | (20) | — | (20) |
| Share-based compensation | — | — | — | — | 29 | — | — | 29 | — | 29 |
| Repurchase of common stock | — | — | (16,924) | — | — | — | (572) | (572) | — | (572) |
| Retirement of preferred stock | (1,000) | — | — | — | (19) | (9) | — | (28) | — | (28) |
| Net income | — | — | — | — | — | 1,454 | — | 1,454 | — | 1,454 |
| **Balance at December 31, 2021** | — | — | 73,777 | 1 | 1,116 | 2,879 | (630) | 3,366 | 1 | 3,367 |
| Shares issued / (surrendered) under incentive compensation plan | — | — | 906 | — | (41) | — | 19 | (22) | — | (22) |
| Share-based compensation | — | — | — | — | 29 | — | — | 29 | — | 29 |
| Dividends paid to noncontrolling interests | — | — | — | — | — | — | — | — | (1) | (1) |
| Repurchase of common stock | — | — | (5,417) | — | — | — | (239) | (239) | — | (239) |
| Net income | — | — | — | — | — | 923 | — | 923 | — | 923 |
| **Balance at December 31, 2022** | **—** | **—** | **69,266** | **1** | **1,104** | **3,802** | **(850)** | **4,057** | **—** | **4,057** |
| Shares issued / (surrendered) under incentive compensation plan | **—** | **—** | **910** | **—** | **(45)** | **—** | **20** | **(25)** | **—** | **(25)** |
| Share-based compensation | **—** | **—** | **—** | **—** | **28** | **—** | **—** | **28** | **—** | **28** |
| Repurchase of common stock, including excise tax | **—** | **—** | **(5,577)** | **—** | **—** | **—** | **(278)** | **(278)** | **—** | **(278)** |
| Net income | **—** | **—** | **—** | **—** | **—** | **500** | **—** | **500** | **—** | **500** |
| **Balance at December 31, 2023** | **—** | **$ —** | **64,599** | **$ 1** | **$ 1,087** | **$ 4,302** | **$ (1,108)** | **$ 4,282** | **$ —** | **$ 4,282** |

*See accompanying Notes to Consolidated Financial Statements.*

**MR. COOPER GROUP INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
(millions of dollars)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Operating Activities** | | | |
| Net income | $ **500** | $ 923 | $ 1,454 |
| Less: Net loss from discontinued operations | **—** | — | (12) |
| Net income from continuing operations | **500** | 923 | 1,466 |
| Adjustments to reconcile net income to net cash attributable to operating activities: | | | |
| Deferred tax expense | **135** | 289 | 351 |
| Net gain on mortgage loans held for sale | **(354)** | (599) | (2,251) |
| Provision for servicing and non-servicing reserves | **40** | 30 | 34 |
| Fair value changes in mortgage servicing rights | **483** | (549) | 506 |
| Fair value changes in MSR related liabilities | **18** | 142 | (33) |
| Depreciation and amortization for property and equipment and intangible assets | **38** | 37 | 57 |
| Bargain purchase gain | **(96)** | — | — |
| Loss on MSR hedging activities | **68** | 332 | 86 |
| (Gain) loss on MSR sales | **(23)** | 3 | (7) |
| Gain on disposition of assets | **—** | (223) | — |
| Gain on sale of business | **—** | — | (528) |
| Other operating activities | **105** | 96 | 58 |
| Repurchases of loan assets out of Ginnie Mae securitizations | **(1,234)** | (3,067) | (10,156) |
| Mortgage loans originated and purchased for sale, net of fees | **(12,805)** | (28,309) | (84,684) |
| Sales proceeds and loan payment proceeds for mortgage loans held for sale | **14,130** | 34,461 | 97,461 |
| Changes in assets and liabilities: | | | |
| Advances and other receivables | **28** | 153 | (380) |
| Other assets | **(6)** | 278 | 286 |
| Payables and other liabilities | **(131)** | (230) | (259) |
| Net cash attributable to operating activities - continuing operations | **896** | 3,767 | 2,007 |
| Net cash attributable to operating activities - discontinued operations | **—** | — | 625 |
| Net cash attributable to operating activities | **896** | 3,767 | 2,632 |
| | | | |
| **Investing Activities** | | | |
| Acquisitions of business, net of cash acquired | **(522)** | — | — |
| Acquisition of assets | **(34)** | — | — |
| Purchase of mortgage servicing rights | **(1,850)** | (1,595) | (922) |
| Proceeds on sale of mortgage servicing rights and excess yield | **603** | 290 | 61 |
| Property and equipment additions, net of disposals | **(18)** | (17) | (41) |
| Sale of business, net of cash divested | **—** | — | 465 |
| Other investing activities | **(15)** | — | 2 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Net cash attributable to investing activities - continuing operations | **(1,836)** | (1,322) | (435) |
| Net cash attributable to investing activities - discontinued operations | **—** | — | 1,627 |
| Net cash attributable to investing activities | **(1,836)** | (1,322) | 1,192 |
| | | | |
| **Financing Activities** | | | |
| Increase (decrease) in advance, warehouse and MSR facilities | **1,375** | (2,113) | (1,272) |
| Settlements and repayment of excess spread financing | **(80)** | (392) | (156) |
| Repurchase of common stock | **(276)** | (239) | (572) |
| Issuance of unsecured senior debt | **—** | — | 600 |
| Retirement of preferred stock | **—** | — | (28) |
| Other financing activities | **(41)** | (40) | (42) |
| Net cash attributable to financing activities - continuing operations | **978** | (2,784) | (1,470) |
| Net cash attributable to financing activities - discontinued operations | **—** | — | (2,226) |
| Net cash attributable to financing activities | **978** | (2,784) | (3,696) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | **38** | (339) | 128 |
| Cash, cash equivalents and restricted cash - beginning of year | **702** | 1,041 | 913 |
| Cash, cash equivalents and restricted cash - end of year[(1)] | **$ 740** | $ 702 | $ 1,041 |
| | | | |
| **Supplemental Disclosures of Cash Activities** | | | |
| Cash paid for interest expense from unsecured senior notes, excess spread financing, and advance, warehouse and MSR facilities | **$ 441** | $ 303 | $ 347 |
| Net cash paid for income taxes | **26** | 17 | 159 |
| | | | |
| **Supplemental Disclosures of Non-cash Investing and Financing Activities** | | | |
| Purchase of mortgage servicing rights holdback | **$ 149** | $ 11 | $ 6 |
| Sale of mortgage servicing rights holdback | **16** | 15 | 2 |
| Excise tax from repurchase of common stock | **2** | — | — |
| Equity consideration received from disposition of assets | **—** | 250 | — |
| Equity consideration received from sale of business | **—** | — | 58 |

(1) The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets.

| | **December 31, 2023** | **December 31, 2022** | **December 31, 2021** |
|---|---|---|---|
| Cash and cash equivalents | **$ 571** | $ 527 | $ 895 |
| Restricted cash | **169** | 175 | 146 |
| Total cash, cash equivalents and restricted cash | **$ 740** | $ 702 | $ 1,041 |

*See accompanying Notes to Consolidated Financial Statements.*

(millions of dollars, unless otherwise stated)

## 1. Nature of Business and Basis of Presentation

***Nature of Business***

Mr. Cooper Group Inc. collectively with its consolidated subsidiaries, ("Mr. Cooper," the "Company," "we," "us" or "our") provides servicing, origination and transaction-based services related to single family residences throughout the United States with operations under its primary brands: Mr. Cooper® and Xome®. Mr. Cooper is one of the largest home loan servicers and originators in the country focused on delivering a variety of servicing and lending products, services and technologies. The Company has provided a glossary of terms, which defines certain industry-specific and other terms that are used herein, in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Form 10-K.

***Basis of Presentation***

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with the other notes that follow, are an integral part of the consolidated financial statements.

***Basis of Consolidation***

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, other entities in which the Company has a controlling financial interest, and those variable interest entities ("VIE") where the Company's wholly owned subsidiaries are the primary beneficiaries. Assets and liabilities of VIEs and their respective results of operations are consolidated from the date that the Company became the primary beneficiary through the date the Company ceases to be the primary beneficiary. The Company applies the equity method of accounting to investments where it is able to exercise significant influence, but not control, over the policies and procedures of the entity and owns less than 50% of the voting interests. Investments in certain companies over which the Company does not exert significant influence are recorded at fair value, or at cost upon election of measurement alternative, at the end of each reporting period. Intercompany balances and transactions on consolidated entities have been eliminated.

***Use of Estimates***

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates, and such differences could be material, due to factors such as adverse changes in the economy, changes in interest rates, secondary market pricing for loans held for sale and derivatives, strength of underwriting and servicing practices, changes in prepayment assumptions, declines in home prices or discrete events adversely affecting specific borrowers.

***Reclassifications***

Certain reclassifications have been made in the 2022 and 2021 consolidated statements of cash flows to conform to 2023 presentation. Such reclassifications were not material and did not affect total revenues, net income or cash attributable to operating activities.

***Recent Accounting Guidance Adopted***

Accounting Standards Update ("ASU") 2020-04, 2021-01 and 2022-06, collectively implemented as Accounting Standards Codification Topic 848 ("ASC 848"), Reference Rate Reform provides temporary optional expedients and exceptions for applying generally accepted accounting principles to contract modifications, hedge accounting and other transactions affected by the transitioning away from reference rates that are expected to be discontinued, such as interbank offered rates and the London Inter-Bank Offered Rate ("LIBOR"). This guidance became effective on March 12, 2020, and can be adopted no later than December 31, 2024, with early adoption permitted. All of the Company's facilities have transitioned away from LIBOR to alternative reference rates in 2023. In addition, the Company's derivative financial instruments are not tied to LIBOR rates. The Company adopted ASU 2020-04, as amended by ASU 2021-01 and ASU 2022-06, in the fourth quarter of 2023. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

## 2. Significant Accounting Policies

***Cash and Cash Equivalents***

Cash and cash equivalents include unrestricted cash on hand and other interest-bearing investments with original maturity dates of 90 days or less.

***Restricted Cash***

Restricted cash includes collected funds pledged to certain advance and warehouse facilities, collected fees payable to third parties, and certain contractual escrow funds.

***Mortgage Servicing Rights ("MSR")***

The Company recognizes the rights to service mortgage loans for others, or MSRs, whether acquired or as a result of the sale of loans the Company originates with servicing retained, as assets. The Company initially records all MSRs at fair value. The Company has elected to subsequently measure MSRs at fair value.

The fair value of the MSRs is based upon the present value of the expected future net cash flows related to servicing the underlying loans. The Company determines the fair value of the MSRs using a discounted cash flow model which incorporates prepayment speeds, option adjusted spread, costs to service, delinquencies, ancillary revenues, recapture rates and other assumptions that management believes are consistent with the assumptions that other similar market participants use in valuing the MSRs. Beginning in the second quarter of 2023, the Company valued MSRs using a stochastic option adjusted spread instead of a static discount rate.

The key assumptions to determine fair value include prepayment speeds, option adjusted spread and cost to service. The credit quality and stated interest rates of the loans underlying the MSRs affect the assumptions used in the cash flow models. The Company obtains third-party valuations quarterly to assess the reasonableness of the fair value calculated by the cash flow model. Fair value adjustments are recorded within "revenues - service related, net" in the consolidated statements of operations.

***Advances and Other Receivables, Net***

The Company advances funds to or on behalf of the investors when the borrower fails to meet contractual payments (e.g., loan principal and interest, property taxes, insurance) in accordance with terms of its servicing agreements. Other receivables consist of advances funded to maintain and market underlying loan collateral through foreclosure and ultimate liquidation on behalf of the investors. Advances are recovered from borrowers for performing loans and from the investors and loan proceeds for non-performing loans.

The Company may also acquire servicer advances in connection with the acquisition of MSRs through asset acquisitions or business combinations. These advances are recorded at their relative fair value amounts upon acquisition, which may result in a purchase discount or premium. The Company records receivables upon determining that collection of amounts due from loan proceeds, investors, mortgage insurers, or prior servicers is probable. Reserves related to recoverability of advances and other receivables are discussed below in Reserves for Servicing Activity.

***Mortgage Loans Held for Sale***

The Company originates prime residential mortgage loans with the intention of selling such loans on a servicing-retained basis in the secondary market. As these loans are originated with intent to sell, the loans are classified as held for sale and the Company has elected to measure these loans held for sale at fair value. The Company estimates fair value of mortgage loans held for sale using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. In connection with the Company's election to measure originated mortgage loans held for sale at fair value, the Company records the loan origination fees when earned, net of direct loan originations costs associated with these loans. Loan origination fees and underwriting fees are recorded in “revenues - service related, net” in the consolidated statements of operations. Gains or losses recognized upon sale of loans and fair value adjustments are recorded in “revenues - net gain on mortgage loans held for sale” in the consolidated statements of operations.

*Repurchased Loans*
From time to time the Company is required to repurchase loans from various investors related to originations or servicing defects. Such defects include, but are not limited to, breaches in seller representations and warranties made upon sale or demands for servicing repurchase due certain situations (such as modification). Such loans are repurchased by the Company as required with the intent of resale in the secondary market. If the defect is something that can be cured, the Company may seek to cure the issue and re-sell the loan to the investor and retain servicing. However, the nature of the defect may preclude the Company from curing in which case the Company may elect to sell such loans, servicing released, through a whole loan (or “scratch and dent sale"). Due to the Company’s intent to sell these loans, these repurchases are appropriately classified as mortgage loans held for sale, with any gains or losses recorded in “revenues - net gain on mortgage loans held for sale” in the consolidated statements of operations.

***Loans Subject to Repurchase from Ginnie Mae***
For certain loans originated and sold into GNMA mortgage-backed securities, the Company, as servicer/transferor, has the unilateral right to repurchase, without GNMA’s prior authorization, any individual loan in a GNMA securitization pool if that loan meets certain criteria, including payment not being received from the borrower for greater than 90 days (“delinquent status”). For loans in delinquent status, the Company must recognize in its consolidated balance sheets the right to repurchase the loan and a corresponding repurchase liability, regardless of whether the Company intends to repurchase the loan. The Company records these rights to repurchase in “other assets” at the unpaid principal balance and a corresponding liability in “payables and other liabilities” in its consolidated balance sheets.

From time to time, the Company exercises this right to repurchase individual delinquent loans in GNMA securitization pools to minimize interest spread losses, re-pool into new GNMA securitizations or otherwise sell to third-party investors. The majority of GNMA repurchased loans are repurchased in connection with loan modifications and loan resolution activity with the intent to re-pool into new GNMA securitizations upon re-performance of the loan or otherwise sell to third-party investors. Therefore, the Company classifies such loans as loans held for sale and has elected to measure these repurchased loans at fair value.

***MSR Related Liabilities - Nonrecourse***
*Excess Spread Financing*
In conjunction with the acquisition of certain MSRs on various pools of residential mortgage loans (the “Portfolios”), the Company entered into sale and assignment agreements related to its right to servicing fees, under which the Company sells to third parties the right to receive a portion of the excess cash flow generated from the Portfolios after receipt of a fixed base servicing fee per loan. The excess cash flow payments to third parties are considered counterparty payments, which are recorded as an adjustment to “revenues - service related, net” in the consolidated statements of operations. The agreements consist of two components - current excess spread, or remittance of a percentage of excess spread on currently serviced loans, and future excess spread, or the obligation to transfer currently serviced loans that have been refinanced into current excess spread or a replacement loan of similar economic characteristics into the Portfolios. The new or replacement loan will be governed by the same terms set forth in the sale and assignment agreement described above. The sale of these rights is accounted for as a secured borrowing under Accounting Standards Codification (“ASC”) 860, with the total proceeds received being recorded as a component of “MSR related liabilities - nonrecourse at fair value” in the consolidated balance sheets. The Company determines the effective interest rate on these liabilities and allocates total repayments between interest expense and the outstanding liability.

The Company has elected to measure the outstanding financings related to the excess spread financing agreements at fair value with all changes in fair value recorded to “revenues - service related, net” in the consolidated statements of operations. The fair value on excess spread financing is based on the present value of future expected discounted cash flows. The cash flow assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds and option adjusted spread.

Changes to excess spread financing other than payments and fair value measurements include accretion, which results from changes in the portfolio. Changes related to accretion are recorded to "revenues - service related, net" with an offset to excess spread financing liability on the consolidated balance sheet.

*Mortgage Servicing Rights Financing*

The Company has historically entered into transactions with third parties to sell a contractually specified base fee component of certain MSRs and servicer advances under specified terms. The Company evaluates these transactions to determine if they were sales or secured borrowings. When a transaction qualifies for sale treatment, the Company derecognizes the transferred assets in its consolidated balance sheets. If the Company determines that the related MSRs sales are contingent on the receipt of consents from various third parties, for accounting purposes, legal ownership of the MSRs continues to reside with the Company. The Company continues to account for the MSRs in its consolidated balance sheets. In addition, the Company records an MSR financing liability associated with this financing transaction. The Company continues to account for the sold specified base fee cash flows within MSRs in its consolidated balance sheets. Counterparty payments related to this financing arrangement are recorded as an adjustment to the Company's "revenues - service related, net" in the consolidated statements of operations.

The Company has elected to measure the mortgage servicing rights financing liabilities at fair value with all changes in fair value recorded to "revenues - service related, net" in the consolidated statements of operations. The fair value on mortgage servicing right financings is based on the present value of future expected discounted cash flows. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being advance financing rates and advance recovery rates.

***Property and Equipment, Net***

Property and equipment is comprised of furniture, fixtures, leasehold improvements, computer software, and computer hardware. These assets are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred which is included in "expenses - general and administrative" in the consolidated statements of operations. Depreciation, which includes depreciation and amortization on finance leases, is recorded using the straight-line method over the estimated useful lives of the related assets. Cost and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and any resulting gains or losses are recognized at such time through a charge or credit to "expenses - general and administrative." Costs to internally developed computer software are capitalized during the development stage and include internal and external costs incurred to develop software.

Long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. The Company performs a quarterly evaluation to determine whether such events have occurred. If events and circumstances indicate the carrying values exceed the fair value of the fixed assets, the Company will proceed with impairment testing. Impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

***Leases***

If the Company determines an arrangement contains a lease or lease components, then the lease will be accounted for under ASC 842 and classified as either a finance or operating lease. At the lease commencement date, the Company recognizes a leased right-of-use ("ROU") asset and corresponding lease liability based on the present value of the lease payments over the lease term. Leased ROU assets are tested for impairment in accordance with ASC 360, *Property, Plant, and Equipment*. The Company did not have material finance leases for the periods presented.

ASC 842 provides for two policy elections. The first refers to leases with a term of 12 months or less and the second relates to separating lease components from non-lease components. The Company elected not to recognize lease assets and lease liabilities for leases with a term of 12 months or less and not to separate lease components from non-lease components.

Leases primarily consist of various corporate and other office facilities. Operating leases in which the Company is the lessee are recorded as operating lease ROU assets and operating lease liabilities, which are included in "other assets" and "payables and other liabilities," respectively, on the consolidated balance sheets. Operating lease ROU assets represent the Company's right to use an underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents the Company's incremental borrowing rate at the lease commencement date, as most of the Company's leases do not provide an implicit rate. ROU assets are further adjusted for lease incentives. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in "expenses - general and administrative" in the consolidated statements of operations. Operating lease activity is included in operating activities within the consolidated statements of cash flows.

***Derivative Financial Instruments***

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rate risks related to Pipeline (including mortgage loans held for sale and interest rate lock commitments ("IRLCs")) and the MSR portfolio. The Company recognizes all derivatives at fair value on a recurring basis in "other assets" and "payables and other liabilities" on its consolidated balance sheets. The Company treats all of its derivative instruments as economic hedges, therefore none of its derivative instruments are designated as accounting hedges.

Derivative instruments utilized by the Company primarily include IRLCs, loan purchase commitments ("LPCs"), forward Mortgage Backed Securities ("MBS"), Treasury futures, interest rate swap agreements and interest rate caps. IRLCs and LPCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, respectively, whereby the interest rate and loan amount is set prior to funding. The Company has the ability and intent to fund the loan for purpose of selling in the secondary market, accordingly, upon funding these IRLCs or LPCs will be mortgage loans held for sale for which the Company has selected the fair value option. Similar to the fair values of mortgage loans held for sale; held in inventory awaiting sale into the secondary market. IRLCs and LPCs are subject to changes in mortgage interest rates from the date of the commitment through the date of funding and ultimately through sale of the loan into the secondary market. As a result, the Company is exposed to interest rate risk during the period from the date of the lock commitment through (i) the lock commitment cancellation or expiration date; or (ii) the date of sale into the secondary mortgage market. IRLCs are considered freestanding derivatives and are recorded at fair value at inception inclusive of the inherent value of servicing. Loan commitments generally range between 30 days and 90 days, and the Company typically sells mortgage loans within 30 days of origination. Changes in fair value subsequent to inception are based on changes in the fair value of the underlying loan, inherent value of servicing of the loan (future MSR value), and adjustments for the estimated pull-through rate. Any changes in fair value are recorded in earnings as a component of "revenues - net gain on mortgage loans held for sale" on the consolidated statements of operations and consolidated statements of cash flows.

The Company uses other derivative financial instruments (mentioned above), primarily forward MBS purchase and sales commitments (also referred to as TBA securities), to manage exposure to interest rate risk and changes in the fair value of IRLCs and mortgage loans held for sale (both in Originations and Servicing) and MSRs. These commitments are recorded at fair value based on pricing of similar instruments in the secondary market based upon the investor/Agency, coupon, and estimated sale or delivery month. The forward MBS commitments fix the forward price that will be realized in the secondary market and thereby reduce the interest rate and price risk to the Company. The Company's expectation of the amount of its IRLCs that will ultimately close is a key factor in determining the notional amount of derivatives used in economically hedging the position. The changes in value of all derivative instruments related to the Pipeline are recorded as "revenues - net gain on mortgage loans held for sale." The changes in the value of forward MBS for the MSR portfolio are recorded in "revenues - service related, net."

The Company may elect to purchase other derivative instruments, such as interest rate swaps and Treasury futures to mitigate exposure to interest rate risk related to cash flows on securitized mortgage borrowings.

***Business Combinations and Asset Acquisitions***

The Company evaluates whether a transaction meets the definition of a business. The Company first applies a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, the Company further considers whether the set of assets or acquired entities have at a minimum, inputs and processes that have the ability to create outputs in the form of revenue. If the assets or acquired entities meet this criteria, the transaction is accounted for as a business combination.

Acquisitions that qualify as a business combination are accounted for using the acquisition method of accounting. The fair value of consideration transferred for an acquisition is allocated to the assets acquired and liabilities assumed based on their fair value as of the acquisition date. The excess of the consideration transferred over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Conversely, in the event the fair value of assets acquired and liabilities assumed is greater than the consideration transferred, a bargain purchase gain is recognized.

Determining the fair value of assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions. The Company estimates the fair value of the intangible assets acquired generally by using a discounted cash flow analysis (the income approach). For the income approach, the Company uses inputs and assumptions to develop these estimates on a market participant perspective which include estimates of projected revenues, discount rates, economic lives and income tax rates, among others, all of which require significant management judgment. The Company engages third-party valuation firms when appropriate to assist in the fair value determination of assets acquired and liabilities assumed. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

The Company may adjust the amounts recognized in an acquisition during a measurement period not to exceed one year from the date of acquisition, as a result of subsequently obtaining additional information that existed at the acquisition date.

***Goodwill***

Goodwill is not amortized but is instead subject to impairment testing. The Company evaluates its goodwill for impairment annually as of October 1 of each year or more frequently if impairment indicators arise in accordance with ASC 350, *Intangibles - Goodwill and Other*. When testing goodwill for impairment, the Company may elect to perform either a qualitative test or a quantitative test to determine if it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value.

During a qualitative analysis, the Company considers the impact of any changes to the following factors: macroeconomic, industry and market factors, cost factors, and changes in overall financial performance, as well as any other relevant events and uncertainties impacting a reporting unit. If the qualitative assessment does not conclude that it is more likely than not that the estimated fair value of the reporting unit is greater than the carrying value, the Company performs a quantitative analysis. In a quantitative test, the carrying value of the reporting unit is compared to its estimated fair value.

In a quantitative test, the fair value of a reporting unit is determined based on a discounted cash flow analysis and further analyzed using other methods of valuation. A discounted cash flow analysis requires the Company to make various assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company's long-term projections by reporting unit. In addition, an assumed terminal value is used to project future cash flows beyond base years. Assumptions used in the Company's impairment testing are consistent with its internal forecasts and operating plans. The discount rate is based on the Company's debt and equity balances, adjusted for current market conditions and investor expectations of return on the Company's equity. If the fair value of a reporting unit exceeds its carrying amount, there is no impairment. If not, the Company compares the fair value of the reporting unit with its carrying amount. To the extent the carrying amount of the reporting unit exceeds its fair value, a write-down of the reporting unit's goodwill would be necessary.

### *Intangible Assets*

Intangible assets primarily consist of customer relationships and technology acquired through business combinations. Those intangible assets are deemed to have finite useful lives and are amortized either on a straight-line basis over their estimated useful lives (trade name, technology and internally developed software), or on a basis more representative of the time pattern over which the benefit is derived (customer relationships). Intangible assets are recorded at their estimated fair value at the date of acquisition.

Intangible assets with finite useful lives are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable by comparing the carrying value of the assets to the estimated future undiscounted cash flows to be generated by the asset. If an impairment is determined to exist for intangible assets, the carrying value of the asset is reduced to the estimated fair value.

### *Investment in Unconsolidated Entities*

The Company accounts for investments in unconsolidated entities using the equity method when the Company holds a significant, but less than controlling, ownership interest and has the ability to exercise significant influence over operating and financial decisions of the investee. These investments include our investment in Sagent M&C, LLC ("Sagent"). Under the equity method of accounting, investments are initially recorded at cost and thereafter adjusted for additional investments, distributions and the proportionate share of earnings or losses of the investee. The Company evaluates the equity method investments for impairment when events or changes in circumstances indicate that an other-than-temporary decline in value may have occurred. See *Note 4, Dispositions*, for more information on our investment in Sagent.

### *Revenue Recognition*

ASC 606, *Revenue from Contracts with Customers*, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers as performance obligations are satisfied in an amount that reflects the consideration that the entity expects to be entitled to receive in exchange for those goods or services. The majority of the Company's revenue-generating transactions in the Servicing and Originations segments, including revenue generated from financial instruments, such as the Company's loans and derivatives, as well as revenue related to the Company's mortgage servicing activities, are not within the scope of ASC 606 as these activities are subject to other GAAP discussed elsewhere within the Company's disclosures. Generally, revenues from Xome fall within the scope of ASC 606.

The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers as performance obligations are satisfied in an amount that reflects the consideration that the entity expects to be entitled to receive in exchange for those goods or services.

<u>*Revenues from Servicing Activities*</u>

- "Revenues, service related, net" primarily include contractually specified servicing fees, late charges, prepayment penalties, fair value adjustments, and other ancillary revenues. The servicing fees are based on a contractual percentage of the outstanding principal balance and recognized as revenue as earned during the life of the loan. Corresponding loan servicing costs are charged to expense as incurred. The Company recognizes ancillary revenues and earnings on float as they are earned.

  In addition, the Company receives various fees in the course of providing servicing on its various portfolios. These fees include modification fees for modifications performed outside of government programs, modification fees for modifications pursuant to various government programs, co-issue transaction fees charged to sellers from boarding MSRs, deboarding fees for transferring MSRs off the servicing platform, and incentive fees for servicing performance on specific government-sponsored entities ("GSE") portfolios. Fees recorded on modifications of mortgage loans serviced by the Company for others are recognized on collection and are recorded as a component of "revenues - service related, net." Fees recorded on modifications pursuant to various government programs are recognized based upon completion of all necessary steps by the Company and the minimum loan performance time frame to establish eligibility for the fee. Revenue earned on modifications pursuant to various government programs is included as a component of "revenues - service related, net." Incentive fees for servicing performance on specific GSE portfolios are recognized as various incentive standards are achieved and are recorded as a component of "revenues - service related, net."

Fair value adjustments related to MSRs, excess spread financing and MSRs financing are recorded as component of "revenues - service related, net."

The Company also acts as a subservicer for certain parties that own the underlying servicing rights and receives subservicing fees, which are typically a stated monthly fee per loan that varies based on types of loans. Fees related to the subserviced portfolio are accrued in the period the services are performed.

- "Revenues - net gain on mortgage loans held for sale" within the Servicing segment is comprised of the realized and unrealized gains and losses on sales of mortgage loans held for sale, including loans that are repurchased out of GNMA securities and subsequently modified and re-securitized, and any other repurchased loans.

- Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates on owned MSRs within the servicing segment. The Company recognizes all derivatives on its consolidated balance sheets at fair value on a recurring basis. The Company treats all derivative instruments as economic hedges, therefore none of its derivative instruments are designated as accounting hedges. The changes in value of derivative instruments are recorded within "revenues - service related, net." See accounting policy "Derivative Financial Instruments" for more details.

*Revenues from Origination Activities*

- "Revenues - servicing related, net" within the Originations segment is comprised of loan origination and other loan fees which generally represent flat, per-loan fee amounts and are recognized as revenue at the time the loans are funded.

- "Revenues - net gain on mortgage loans held for sale" includes the realized and unrealized gains and losses on sales of newly originated mortgage loans, as well as the changes in fair value of all pipeline-related derivatives, including IRLCs.

  Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been legally isolated from the Company, (ii) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates the Company to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets. Loan securitizations structured as sales, as well as whole loan sales and the resulting gains on such sales, net of any accrual for recourse obligations, are reported in operating results during the period in which the securitization closes or the sale occurs.

- Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates related to originations. The Company recognizes all derivatives on its consolidated balance sheets at fair value on a recurring basis. The Company treats all derivative instruments as economic hedges, therefore none of its derivative instruments are designated as accounting hedges. The changes in value on originations derivative instruments are recorded within revenue in the as "revenues - net gain on mortgage loans held for sale." See accounting policy "Derivative Financial Instruments" for more details.

*Revenue from Xome Activities*

- Xome revenues primarily consists of real estate exchange, which is a proprietary digital exchange for selling foreclosed, REO, and seller-owned property. Xome also has revenues from the sale of data and data-related services. Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those products. Xome's business is included in Corporate/Other.

***Repurchase Reserves for Origination Activity***

The Company accrues reserves for the repurchase of loans from GSEs, GNMA, and third-party investors primarily due to origination defect and are initially recorded upon sale of the loan to a third party with subsequent reserves recorded based on repurchase demands. The repurchase reserves are included within "payables and accrued liabilities" in the consolidated balance sheets and the provision for repurchase reserves is a component of "revenues - net gain on mortgage loans held for sale" in the consolidated statements of operations.

During each reporting period, the Company utilizes an internal model to estimate repurchase reserves for loan origination activities based upon its expectation of future defects and historical loss rates. The estimate for the repurchase reserve is based on judgments and historical inputs which can be influenced by many factors and may change over the life of the underlying loans, including: (i) historical loss rate, (ii) secondary market pricing of loans; (iii) the quality of Company's underwriting procedures; (iv) borrower delinquency and default patterns; and (v) other Company-specific and macro-economic factors. On a quarterly basis, management corroborates these assumptions using third-party data, where applicable.

***Reserves for Servicing Activity***

In connection with loan servicing activities, the Company records reserves primarily for the recoverability of advances, interest claims, and mortgage insurance claims. Reserves for advances and other receivables associated with loans in the MSR portfolio are considered within the MSR valuation, and the provision expense for such advances is recorded in the mark-to-market adjustment in "revenues - service related, net" in the consolidated statements of operations. Such valuation considers the expected cash outflows and inflows for advances and other receivables in accordance with the fair value framework. Reserves for advances and other receivables on loans transferred out of the MSR portfolio are established within "advances and other receivables, net." As loans serviced transfer out of the MSR portfolio, any negative MSR value or any GNMA loan fallout value associated with the loans transferred is reclassified from the MSR to the reserve within "advances and other receivables, net" to the extent such reserves continue to be required for balances remaining on the consolidated balance sheets. Management evaluates reserves for sufficiency each reporting period and any additional reserve requirements are recorded as a provision in "expenses - general and administrative" as needed.

The Company records reserves for advances and other receivables and evaluates the sufficiency of such reserves through internal models considering expected recovery rates on claims filed with government agencies, government sponsored enterprises, vendors, prior servicer and other counterparties. Key assumptions used in the models include but are not limited to expected recovery rates by loan types, which are derived from historical recovery rates, and aging of the receivable. Recovery of advances and other receivables is subject to judgment and estimates based on the Company's assessment of its compliance with servicing guidelines, its ability to produce the necessary documentation to support claims, its ability to support amounts from prior servicers and to effectively negotiate settlements, as needed. Management reviews recorded advances and other receivables, and upon determination that no further recourse for recovery is available from all means known to management, the recorded balances associated with these receivables are written off against the reserve.

***Credit Loss Reserves***

ASC 326, *Financial Instruments – Credit Losses* requires expected credit losses for financial instruments held at the reporting date to be measured based on historical experience, current conditions and reasonable and supportable forecasts, which is referred to as the current expected credit loss, or CECL, methodology. The new standard reflects management's best estimate of all expected credit losses for the Company's financial assets that are recognized at amortized cost. The CECL methodology considers expected lifetime loss rates calculated from historical data using a weighted average life to determine the current expected credit loss required.

The Company determined that "advances and other receivables, net" and certain financial instruments included in "other assets" are within the scope of ASC 326.

For "advances and other receivables, net," the Company determined that the majority of estimated losses are due to servicing operational errors, and credit-related losses are not significant because of the contractual relationships with the government and government sponsored agencies. The Company determined that the credit-related risk associated with certain applicable financial instruments can increase with the passage of time. The CECL reserve methodology considers these financial instruments collectible to a point in time of 39 months. Any projected remaining balance at the end of the collection period is considered a loss and factors into the overall CECL loss rate required.

For "other assets," primarily trade receivables and service fees earned but not received, the Company determined that these are short-term in nature (less than one year), and the estimated credit-related losses over the life of these receivables are similar to those resulting from the Company's existing loss reserve process. The Company monitors the financial status of customers to determine if any specific loss considerations are required.

***Variable Interest Entities***

In the normal course of business, the Company enters into various types of on- and off-balance sheet transactions with special purpose entities ("SPEs"), which primarily consist of securitization trusts established for a limited purpose. Generally, these SPEs are formed for the purpose of securitization transactions in which the Company transfers assets to an SPE, which then issues to investors various forms of debt obligations supported by those assets. In these securitization transactions, the Company typically receives cash and/or other interests in the SPE as proceeds for the transferred assets. The Company will typically retain the right to service the transferred receivables and to repurchase the transferred receivables from the SPE if the outstanding balance of the receivables falls to a level where the cost exceeds the benefits of servicing the transferred receivables.

The Company evaluates its interests in each SPE for classification as a Variable Interest Entity ("VIE"). When an SPE meets the definition of a VIE and the Company determines that the Company is the primary beneficiary, the Company includes the SPE in its consolidated financial statements.

The Company consolidates certain SPEs connected with mortgage activities. See *Note 14, Securitizations and Financings*, for more information on Company SPEs, and *Note 13, Indebtedness,* for certain debt activity connected with SPEs.

*Securitizations and Asset-Backed Financing Arrangements*

The Company and its subsidiaries have been a transferor in connection with a number of securitizations and asset-backed financing arrangements. The Company has continuing involvement with the financial assets of the securitizations and the asset-backed financing arrangements. The Company has aggregated these transactions into two groups: (1) securitizations of residential mortgage loans accounted for as sales and (2) financings of advances on loans serviced for others accounted for as secured borrowings.

*Securitizations Treated as Sales*

The Company's continuing involvement typically includes acting as servicer for the mortgage loans held by the trust and holding beneficial interests in the trust. The Company's responsibilities as servicer include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance in exchange for a contractually specified servicing fee. The beneficial interests held consist of both subordinate and residual securities that were retained at the time of securitization. These securitizations generally do not result in consolidation of the VIE as the beneficial interests that are held in the unconsolidated securitization trusts have no value and no potential for significant cash flows in the future. In addition, as of December 31, 2023, the Company had no other significant assets in its consolidated financial statements related to these trusts. The Company has no obligation to provide financial support to unconsolidated securitization trusts and has provided no such support. The creditors of the trusts can look only to the assets of the trusts themselves for satisfaction of the debt issued by the trusts and have no recourse against the assets of the Company. The general creditors of the Company have no claim on the assets of the trusts. The Company's exposure to loss as a result of its continuing involvement with the trusts is limited to the carrying values, if any, of its investments in the residual and subordinate securities of the trusts, the MSRs that are related to the trusts and the advances to the trusts. The Company considers the probability of loss arising from its advances to be remote because of their position ahead of most of the other liabilities of the trusts. See *Note 5, Mortgage Servicing Rights and Related Liabilities, and Note 6, Advances and Other Receivables*, for additional information regarding MSRs and advances.

*Financings Accounted as Secured Borrowing*

The Company transfers advances on loans serviced for others to SPEs in exchange for cash. The Company consolidates these SPEs because the Company is the primary beneficiary of the VIE.

These VIEs issue debt supported by collections on the transferred advances. The Company made these transfers under the terms of its advance facility agreements. The Company classifies the transferred advances on its consolidated balance sheets as advances and classifies the related liabilities as advance facilities and other nonrecourse debt. The SPEs use collections of the pledged advances to repay principal and interest and to pay the expenses of the entity. Holders of the debt issued by these entities can look only to the assets of the entities themselves for satisfaction of the debt and have no recourse against the Company.

***Interest Income***

Interest income primarily includes interest earned on custodial cash deposits associated with the servicing portfolio. Interest income is also recognized on mortgage loans held for sale for the period from loan funding to sale, which is typically within 30 days. Loans are placed on non-accrual status when any portion of the principal or interest is greater than 90 days past due. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible. For individual loans that have been modified, a period of six timely payments is required before the loan is returned to an accrual basis.

***Interest Expense***

Interest expense primarily includes interest incurred on advance, warehouse and MSR facilities, unsecured senior notes, excess spread financing and compensating bank balances, as well as bank fees. The Company incurred interest expense related to advance, warehouse and MSR facilities, unsecured senior notes and excess spread financing of $485, $361 and $370 for the years ended December 31, 2023, 2022 and 2021, respectively.

***Share-Based Compensation***

Equity based awards include restricted stock units (“RSUs”) granted to employees of the Company and non-employee directors and performance-based stock awards (“PSUs”) granted to certain executive officers. The RSUs are valued at the fair market value of the Company’s common stock on the grant date and recognized as an expense over the requisite employee service period on a straight-line basis using an accelerated attribution model. The PSUs feature a combination of service, market and/or performance conditions. Market conditions are valued using a model that incorporates the market condition of the grants while performance conditions are assessed for the probability of achievement.  The PSUs are expensed on a straight-line basis over the requisite employee service period. The Company applies a dynamic forfeiture rate and records share-based compensation in “expenses - salaries, wages and benefits” within the consolidated statements of operations.

***Advertising Costs***

Advertising costs are expensed as incurred and are included as part of “expenses - general and administrative” within the consolidated statements of operations. The Company incurred advertising costs of $23, $37 and $40 for the years ended December 31, 2023, 2022 and 2021, respectively.

***Income Taxes***

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Deferred income taxes are determined using the balance sheet method. Deferred taxes are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.

The Company regularly reviews the carrying amount of its deferred tax assets to determine if the establishment of a valuation allowance is necessary. If based on the available evidence, it is more likely than not that all or a portion of the Company’s deferred tax assets will not be realized in future periods, a deferred tax valuation allowance is established. Consideration is given to various positive and negative evidence that could affect the realization of the deferred tax assets. In evaluating this available evidence, management considers, among other things, historical financial performance, expectation of future earnings, length of statutory carryforward periods, experience with operating tax loss and tax credit carryforwards which may expire unused, the use of tax planning strategies and the timing of reversals of temporary differences. The Company's evaluation is based on current tax laws as well as management's expectations of future performance.

The Company initially recognizes tax positions in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming the tax authority has full knowledge of the position and all relevant facts. In establishing a provision for income tax expense, the Company makes judgments and interpretations about the application of these inherently complex tax laws. The Company recognizes interest and penalties related to uncertain tax positions as a component of provisions for income taxes in accordance with ASC 740.

***Earnings Per Share***

The Company computes earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. The Series A Preferred Stock is considered participating securities because it has dividend rights determined on an as-converted basis in the event of Company's declaration of a dividend or distribution for common shares. In 2021, the Company retired its preferred shares. As of December 31, 2023 and 2022, the Company had 10 million preferred shares authorized at $0.00001, with zero shares issued and outstanding and aggregate liquidation preference of zero dollars.

Basic net income per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing net income available to common stockholders by the sum of the weighted average number of common shares outstanding and any dilutive securities for the period.

***Share Repurchases***

The Company has a stock repurchase program which allows the Company to repurchase its common stock using open market stock purchases or privately negotiated transactions. Repurchased common stock is stated at cost and presented as a separate component of stockholders' equity in treasury stock. The share repurchase cost will be determined based on the total dollar amount paid for share repurchases for a single day divided by the total volume of shares repurchased. The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain stock repurchases made after December 31, 2022. As a result, the Company recorded the applicable excise tax of $2 during the year ended December 31, 2023 as an incremental cost of the shares repurchased in "treasury shares at cost" within the consolidated balance sheets.

## 3. Acquisitions

Acquisition of Assets

During the second quarter of 2023, the Company acquired certain assets and liabilities of Rushmore Loan Management Services, LLC ("Rushmore") for a total purchase price of $34 (the "Rushmore Transaction"). Assets acquired were recorded in the Servicing segment and primarily included subservicing contracts and related servicing advances and receivables. The Company accounted for the transaction as an asset acquisition in accordance with Accounting Standard Codification Topic 805, *Business Combinations ("ASC 805")*, whereby the purchase price represents relative fair value of assets and liabilities acquired.

Acquisition of Roosevelt Management Company and Affiliated Companies

In July 2023, the Company acquired all the equity interests of Roosevelt Management Company, LLC ("Roosevelt"), an investment management firm, and its affiliated subsidiaries including Rushmore Loan Management Services, LLC and other entities, for a total purchase price of $28 ("Roosevelt Transaction"). The Company accounted for the transaction as a business combination in accordance with ASC 805 using the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price of the acquisition to identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess of the purchase price over those fair values allocated to goodwill. The Company recorded $4 of intangible assets and $21 of goodwill based on the purchase price allocation. $5 and $16 of the goodwill is assigned to Servicing segment and Corporate/Other segment, respectively. The goodwill will be deductible for tax purposes. During the year ended December 31, 2023, the Company incurred $13 of acquisition costs related to the Roosevelt Transaction. The financial results of Rushmore and Roosevelt were included in Servicing segment and Corporate/Other segment, respectively. The Company finalized its allocation of fair value of consideration transferred during the three months ended December 31, 2023.

*Acquisition of Home Point Capital Inc.*
In May 2023, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") and a mortgage servicing rights purchase and sale agreement ("Purchase Agreement") with Home Point Capital Inc.("Home Point"), a Delaware corporation. Per the Merger Agreement, the Company agreed to commence a tender offer to acquire all of the outstanding shares of common stock of Home Point, other than certain excluded shares. The Home Point transactions closed in the third quarter of 2023 for total consideration of approximately $658. The Purchase Agreement was a bulk purchase of a portion of Home Point's mortgage servicing rights ("MSR") portfolio for $335. The Merger Agreement was the tender offer to acquire outstanding shares of common stock of Home Point, which included the benefit of the cash paid in the bulk purchase of Home Point's MSR portfolio. The net consideration paid for the two transactions was $323, or $2.33 per share.

The Company accounted for the two transactions as one business combination ("Home Point Acquisition") in accordance with ASC 805 using the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price of the acquisition to identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The Company acquired $1.2 billion MSR and assumed a senior note with a principal balance of $500, among other acquired net assets. The Company recorded a preliminary bargain purchase gain of $96 in "other income (expense), net" within the consolidated statements of operations and reported under Corporate/Other segment, which represents the excess of the estimated fair value of net assets acquired over the consideration transferred. The purchase price allocation is subject to change as the Company obtains additional information and finalizes its review during the measurement period (up to one year from the acquisition date). The primary area of the preliminary allocation of fair value of consideration transferred that is not yet finalized is related to potential tax adjustments. The Company believes it was able to negotiate a bargain purchase price due to seller's operational challenges from significant market volatility, as well as the seller's desire to exit the business in an expedited manner. During the year ended December 31, 2023, the Company incurred $7 of acquisition costs related to the Home Point Acquisition.

## 4. Dispositions

*Sale of Mortgage Servicing Platform*
On March 31, 2022, the Company completed the sale of certain assets and liabilities of its servicing and subservicing technology platform for performing and non-performing mortgage loans (the "Mortgage Servicing Platform") to Sagent, in exchange for Class A-1 Common Units equal to 19.9% ownership of Sagent, and the sale of certain tangible personal property of the Company used in the conduct of the Mortgage Servicing Platform in exchange for $9.9 in cash, for total consideration of $260 (the "Sagent Transaction"). In connection with the Sagent Transaction, the Company recorded a gain of $223, which was included in "other income, net" within the consolidated statements of operations under Corporate/Other, and recorded $4 transaction costs during the year ended December 31, 2022. The net carrying amount of assets and liabilities transferred in connection with the Sagent Transaction was $31 and reported under Corporate/Other.

The Company accounts for the equity interest under the equity method of accounting, as the Company has the ability to exercise significant influence over Sagent's operating and financial decisions but does not own a majority equity interest or otherwise control the respective entity. Under the equity method of accounting, the investment is initially stated at cost and subsequently adjusted for additional investments, distributions, and the Company's proportionate share of Sagent's earnings or losses. The initial cost of the equity interest recorded was $250, which represented the fair value as of March 31, 2022. During the fourth quarter of 2023, the Company acquired additional Class A-1 Common Units for $12. The Company recorded a $17 and $13 loss related to the Company's proportionate share of net loss of Sagent during the years ended December 31, 2023 and 2022, respectively. The Company's investment in Sagent was $232 as of December 31, 2023.

## 5. Mortgage Servicing Rights and Related Liabilities

The following table sets forth the carrying value of the Company's MSRs and the related liabilities. In estimating the fair value of all mortgage servicing rights and related liabilities, the impact of the current environment was considered in the determination of key assumptions.

| MSRs and Related Liabilities | December 31, 2023 | December 31, 2022 |
|---|---|---|
| MSRs at fair value | **$ 9,090** | $ 6,654 |
| | | |
| Excess spread financing at fair value | **$ 437** | $ 509 |
| Mortgage servicing rights financing at fair value | **29** | 19 |
| MSR related liabilities - nonrecourse at fair value | **$ 466** | $ 528 |

***Mortgage Servicing Rights***

The Company owns and records at fair value the rights to service traditional residential mortgage loans for others either as a result of purchase transactions or from the retained servicing associated with the sales and securitizations of loans originated. MSRs are comprised of servicing rights of both agency and non-agency loans.

The following table sets forth the activities of MSRs:

| | Year Ended December 31, | |
|---|---|---|
| MSRs at Fair Value | 2023 | 2022 |
| Fair value - beginning of year | **$ 6,654** | $ 4,223 |
| Additions: | | |
| Servicing retained from mortgage loans sold | **273** | 554 |
| Purchases and acquisitions of servicing rights | **3,189** | 1,595 |
| Dispositions: | | |
| Sales of servicing assets and excess yield | **(573)** | (294) |
| Changes in fair value: | | |
| Changes in valuation inputs or assumptions used in the valuation model (MSR MTM) | **121** | 1,328 |
| Changes in valuation due to amortization | **(604)** | (779) |
| Other changes[1] | **30** | 27 |
| Fair value - end of year | **$ 9,090** | $ 6,654 |

(1) Amounts primarily represent negative fair values reclassified from the MSR asset to reserves as underlying loans are removed from the MSR and other reclassification adjustments.

From time to time, the Company sells its ownership interest in certain MSRs and is retained as the subservicer for the sold assets. The Company has evaluated the sale accounting requirements related to these transactions, including the Company's continued involvement as the subservicer, and concluded that these transactions qualify for sale accounting treatment. During the years ended December 31, 2023 and 2022, the Company sold $25,239 and $20,902 in unpaid principal balance of MSRs, of which $23,218 and $19,817 was retained by the Company as subservicer, respectively.

During the year ended December 31, 2023, certain agencies entered into agreements with the Company to purchase excess servicing cash flows ("excess yield") on certain agency loans with a total UPB of $41,958 for total proceeds of $294. The Company recorded a gain of $33 through the mark-to-market adjustments within "revenues - service related, net" in the consolidated statements of operations.

MSRs are segregated between investor type into agency and non-agency pools (referred to herein as "investor pools") based upon contractual servicing agreements with investors at the respective balance sheet date to evaluate the MSR portfolio and fair value of the portfolio. Agency investors consist of Government National Mortgage Association ("Ginnie Mae" or "GNMA") and the GSEs, Federal National Mortgage Association ("Fannie Mae" or "FNMA") and Federal Home Loan Mortgage Corp ("Freddie Mac" or "FHLMC"). Non-agency investors consist of investors in private-label securitizations.

The following table provides a breakdown of UPB and fair value for the Company's MSRs:

| MSRs - UPB and Fair Value Breakdown by Investor Pools | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| | UPB | Fair Value | UPB | Fair Value |
| Agency | **$ 561,656** | **$ 8,774** | $ 380,502 | $ 6,322 |
| Non-agency | **26,286** | **316** | 30,880 | 332 |
| Total | **$ 587,942** | **$ 9,090** | $ 411,382 | $ 6,654 |

Refer to *Note 18, Fair Value Measurements*, for further discussion on key weighted-average inputs and assumptions used in estimating the fair value of MSRs.

The following table shows the hypothetical effect on the fair value of the Company's MSRs when applying certain unfavorable variations of key assumptions to these assets for the dates indicated:

| MSRs - Hypothetical Sensitivities | Option Adjusted Spread[1] | | Total Prepayment Speeds | | Cost to Service per Loan | |
|---|---|---|---|---|---|---|
| | 100 bps Adverse Change | 200 bps Adverse Change | 10% Adverse Change | 20% Adverse Change | 10% Adverse Change | 20% Adverse Change |
| **December 31, 2023** | | | | | | |
| Mortgage servicing rights | **$ (368)** | **$ (706)** | **$ (219)** | **$ (425)** | **$ (89)** | **$ (178)** |
| | **Discount Rate** | | **Total Prepayment Speeds** | | **Cost to Service per Loan** | |
| | 100 bps Adverse Change | 200 bps Adverse Change | 10% Adverse Change | 20% Adverse Change | 10% Adverse Change | 20% Adverse Change |
| **December 31, 2022** | | | | | | |
| Mortgage servicing rights | $ (266) | $ (511) | $ (136) | $ (264) | $ (61) | $ (122) |

(1) Beginning in the second quarter of 2023, the Company valued MSRs using a stochastic option adjusted spread ("OAS") instead of a static discount rate. Refer to *Note 14, Fair Value Measurements*, for further discussion.

These hypothetical sensitivities should be evaluated with care. The effect on fair value of an adverse change in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.

***Excess Spread Financing***

In order to finance the acquisition of certain MSRs on various portfolios, the Company previously entered into sale and assignment agreements with third parties and sold to these entities the right to receive a specified percentage of the excess cash flow generated from the portfolios in excess of a fixed base servicing fee per loan. The Company retains all the base servicing fees, ancillary income and interest float earnings on principal along with interest payments and escrow, and also incurs costs to service the specified pool. The Company is the legal owner and the servicer of the portfolios and provides all servicing and advancing functions.

In connection with the above transactions, the Company entered into refinanced loan obligations with third parties that require the Company to transfer the new loan or a replacement loan of similar economic characteristics into the respective portfolio if the Company refinances any loan in the portfolio. The new or replacement loan will be governed by the same terms set forth in the sale and assignment agreement described above.

The Company had excess spread financing liability of $437 and $509, with UPB of $74,219 and $83,706 as of December 31, 2023 and 2022, respectively. Refer to *Note 18, Fair Value Measurements*, for further discussion on key weighted-average inputs and assumptions used in the valuation of excess spread financing liability.

The following table shows the hypothetical effect on the Company's excess spread financing fair value when applying certain unfavorable variations of key assumptions to these liabilities for the dates indicated:

| | Option Adjusted Spread[1] | | Prepayment Speeds | |
|---|---|---|---|---|
| **Excess Spread Financing - Hypothetical Sensitivities** | **100 bps Adverse Change** | **200 bps Adverse Change** | **10% Adverse Change** | **20% Adverse Change** |
| **December 31, 2023** | | | | |
| Excess spread financing | **$ 16** | **$ 32** | **$ 10** | **$ 20** |

| | Discount Rate | | Prepayment Speeds | |
|---|---|---|---|---|
| | **100 bps Adverse Change** | **200 bps Adverse Change** | **10% Adverse Change** | **20% Adverse Change** |
| **December 31, 2022** | | | | |
| Excess spread financing | $ 19 | $ 40 | $ 11 | $ 22 |

(1) Beginning in the second quarter of 2023, the Company valued excess spread financing using a stochastic OAS instead of a static discount rate. Refer to *Note 14, Fair Value Measurements*, for further discussion.

These hypothetical sensitivities should be evaluated with care. The effect on fair value of an adverse change in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects. Also, a positive change in the above assumptions would not necessarily correlate with the corresponding decrease in the net carrying amount of the excess spread financing. Excess spread financing's cash flow assumptions that are utilized in determining fair value are based on the related cash flow assumptions used in the financed MSRs. Any fair value change recognized in the financed MSRs attributable to related cash flows assumptions would inherently have an inverse impact on the carrying amount of the related excess spread financing.

***Mortgage Servicing Rights Financing***

The Company had MSR financing liability of $29 and $19 as of December 31, 2023 and 2022, respectively. Refer to *Note 2, Significant Accounting Policies*, for further discussion on MSR financing, and *Note 18, Fair Value Measurements*, for further discussion on key weighted-average inputs and assumptions used in the valuation of the MSR financing liability.

***Revenues - Service Related, net***

The following table sets forth the items comprising total "revenues - service related, net":

| Revenues - Service Related, net | Year Ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| Contractually specified servicing fees[1] | **$ 1,700** | $ 1,458 | $ 1,122 |
| Other service-related income[1] | **72** | 105 | 72 |
| Incentive and modification income[1] | **43** | 29 | 51 |
| Servicing late fees[1] | **89** | 76 | 71 |
| **Mark-to-market adjustments - Servicing** | | | |
| MSR MTM | **121** | 1,328 | 502 |
| Loss on MSR hedging activities | **(68)** | (332) | (86) |
| Gain (loss) on MSR sales | **23** | (3) | 7 |
| Reclassifications[2] | **(33)** | (30) | (35) |
| Excess spread / MSR financing MTM | **(18)** | (142) | 33 |
| Total mark-to-market adjustments - Servicing | **25** | 821 | 421 |
| **Amortization, net of accretion** | | | |
| MSR amortization | **(604)** | (779) | (1,008) |
| Excess spread accretion | **41** | 86 | 255 |
| Total amortization, net of accretion | **(563)** | (693) | (753) |
| Originations service fees[3] | **61** | 98 | 176 |
| Corporate/Xome related service fees | **84** | 76 | 186 |
| Other[4] | **(71)** | (105) | (279) |
| Total revenues - Service Related, net | **$ 1,440** | $ 1,865 | $ 1,067 |

(1) The Company recognizes revenue on an earned basis for services performed. Amounts include subservicing related revenues. Amounts also include servicing fees from loans sold with servicing retained of $708, $661 and $495 for the years ended December 31, 2023, 2022 and 2021, respectively.

(2) Reclassifications include the impact of negative modeled cash flows which have been transferred to reserves on advances and other receivables. The negative modeled cash flows relate to advances and other receivables associated with inactive and liquidated loans that are no longer part of the MSR portfolio.

(3) Amounts include fees collected from customers for originated loans and from other lenders for loans purchased through the correspondent channel, and includes loan application, underwriting, and other similar fees.

(4) Other represents the excess servicing fee that the Company pays to the counterparties under the excess spread financing arrangements, portfolio runoff and the payments made associated with MSR financing arrangements.

## 6. Advances and Other Receivables

Advances and other receivables, net consists of the following:

| Advances and Other Receivables, Net | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Servicing advances, net of $13 and $12 purchase discount, respectively | **$ 1,065** | $ 1,053 |
| Receivables from agencies, investors and prior servicers, net of $6 and $7 purchase discount | **101** | 103 |
| Reserves | **(170)** | (137) |
| Total advances and other receivables, net | **$ 996** | $ 1,019 |

The following table sets forth the activities of the servicing reserves for advances and other receivables:

| Reserves for Advances and Other Receivables | Year Ended December 31, 2023 | 2022 |
|---|---|---|
| Balance - beginning of year | **$ 137** | $ 167 |
| Provision | **40** | 30 |
| Reclassifications[1] | **27** | 36 |
| Write-offs | **(34)** | (96) |
| Balance - end of year | **$ 170** | $ 137 |

[1] Reclassifications represent required reserves provisioned within other balance sheet accounts as associated serviced loans become inactive or liquidate.

***Purchase Discount for Advances and Other Receivables***

The following table sets forth the activities of the purchase discount for advances and other receivables:

| Purchase Discount for Advances and Other Receivables | Year Ended December 31, 2023 | | Year Ended December 31, 2022 | |
|---|---|---|---|---|
| | Servicing Advances | Receivables from Agencies, Investors and Prior Servicers | Servicing Advances | Receivables from Agencies, Investors and Prior Servicers |
| Balance - beginning of year | **$ 12** | **$ 7** | $ 19 | $ 12 |
| Addition from acquisition[1] | **5** | **—** | — | — |
| Utilization of purchase discounts | **(4)** | **(1)** | (7) | (5) |
| Balance - end of year | **$ 13** | **$ 6** | $ 12 | $ 7 |

[1] In connection with the acquisition of Home Point in 2023, the Company recorded the acquired advances and other receivables at estimate fair value as of the acquisition date, which resulted in a purchase discount of $5. Refer to *Note 3, Acquisitions*, for discussion of the Home Point acquisition.

***Credit Loss for Advances and Other Receivables***

The following table sets forth the activities of the CECL allowance for advances and other receivables:

| CECL Allowance for Advances and Other Receivables | Year Ended December 31, 2023 | 2022 |
|---|---|---|
| Balance - beginning of year | **$ 36** | $ 31 |
| Provision | **1** | 10 |
| Write-offs | **(2)** | (5) |
| Balance - end of year[1] | **$ 35** | $ 36 |

[1] As of December 31, 2023, $29 and $6 were included in reserves and purchase discount, respectively. As of December 31, 2022, $29 and $7 were included in reserves and purchase discount, respectively.

The Company determined that the credit-related risk associated with applicable financial instruments typically increases with the passage of time. The CECL reserve methodology considers these financial instruments collectible to a point in time of 39 months. Any projected remaining balance at the end of the collection period is considered a loss and factors into the overall CECL loss rate required.

## 7. Mortgage Loans Held for Sale

***Mortgage Loans Held for Sale***

The Company maintains a strategy of originating and purchasing residential mortgage loan products primarily for the purpose of selling to GSEs or other third-party investors in the secondary market on a servicing-retained basis. The Company purchases originated loans through its correspondent channel and assists customers currently in the Company's servicing portfolio with refinancing of loans or new home purchases through its direct-to-consumer channel. Generally, all newly originated mortgage loans held for sale are securitized and transferred to GSEs or delivered to third-party purchasers shortly after origination on a servicing-retained basis.

Mortgage loans held for sale are recorded at fair value as set forth below:

| | Year Ended December 31, | |
|---|---|---|
| **Mortgage Loans Held for Sale** | **2023** | **2022** |
| Mortgage loans held for sale - UPB | **$ 924** | $ 921 |
| Mark-to-market adjustment[1] | **3** | (28) |
| Total mortgage loans held for sale | **$ 927** | $ 893 |

[1] The mark-to-market adjustment includes net change in unrealized gain/loss, premium on correspondent loans and fees on direct-to-consumer loans. The mark-to-market adjustment is recorded in "revenues - net gain on mortgage loans held for sale" in the consolidated statements of operations.

The following table sets forth the activities of mortgage loans held for sale:

| | Year Ended December 31, | |
|---|---|---|
| **Mortgage Loans Held for Sale** | **2023** | **2022** |
| Balance - beginning of year | **$ 893** | $ 4,381 |
| Loans sold and loan payments received | **(14,097)** | (34,731) |
| Mortgage loans originated and purchased, net of fees | **12,856** | 28,309 |
| Repurchase of loans out of Ginnie Mae securitizations[1] | **1,234** | 3,067 |
| Net change in unrealized gain (loss) on retained loans held for sale | **44** | (132) |
| Net transfers of mortgage loans held for sale[2] | **(3)** | (1) |
| Balance - end of year | **$ 927** | $ 893 |

[1] The Company has the optional right to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets certain criteria, including being delinquent greater than 90 days. The majority of Ginnie Mae repurchased loans are repurchased in connection with loan modifications and loan resolution activity, with the intent to re-pool into new Ginnie Mae securitizations upon re-performance of the loan or to otherwise sell to third-party investors. Therefore, these loans are classified as held for sale.

[2] Amount reflects transfers to other assets for loans transitioning into REO status and transfers to advances and other receivables, net, for claims made on certain government insurance mortgage loans. Transfers out are net of transfers in upon receipt of proceeds from an REO sale or claim filing.

For the years ended December 31, 2023 and 2022, the Company recorded a total realized gain of $33 and a loss of $267 from total sales proceeds of $13,877 and $34,464, respectively, on the sale of mortgage loans held for sale.

The Company accrues interest income as earned and places loans on non-accrual status after any portion of principal or interest has been delinquent for more than 90 days. Accrued interest is recorded as "interest income" in the consolidated statements of operations.

The total UPB of mortgage loans held for sale on non-accrual status was as follows:

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| **Mortgage Loans Held for Sale** | **UPB** | **Fair Value** | **UPB** | **Fair Value** |
| Non-accrual[1] | **$ 42** | **$ 36** | $ 102 | $ 87 |

[1] Non-accrual UPB includes $35 and $90 of UPB related to Ginnie Mae repurchased loans as of December 31, 2023 and 2022, respectively.

The total UPB of mortgage loans held for sale for which the Company has begun formal foreclosure proceedings was $30 and $65 as of December 31, 2023 and 2022, respectively.

## 8. Property and Equipment

The composition of property and equipment, net, and the corresponding ranges of estimated useful lives were as follows:

| Property and Equipment, Net | December 31, 2023 | December 31, 2022 | Estimated Useful Life |
|---|---|---|---|
| Furniture, fixtures, and equipment | **$ 57** | $ 55 | 5 years |
| Capitalized software costs | **94** | 87 | 3 - 5 years |
| Software in development and other | **8** | 12 | |
| Leasehold improvements | **30** | 27 | Lesser of 10 years or remaining lease term |
| Long-term finance leases - computer equipment | **5** | 6 | 3 - 5 years |
| Property and equipment | **194** | 187 | |
| Less: Accumulated depreciation | **(141)** | (122) | |
| Property and equipment, net | **$ 53** | $ 65 | |

The Company recorded depreciation expense on property and equipment of $31 for the years ended December 31, 2023 and 2022, respectively. The Company has entered into various lease agreements for computer equipment, which are classified as finance leases. See *Note 9, Leases*, for more information.

The Company recorded no impairment charges during the years ended December 31, 2023 and 2022.

## 9. Leases

The Company's leases primarily relate to office space and equipment, with remaining lease terms of generally less than 1 year to 7 years. Certain lease arrangements contain extension options, which typically range from 1 to 7 years, at the then fair market rental rates. As of December 31, 2023 and 2022, operating lease ROU assets were $72 and $96, respectively, and corresponding lease liabilities were $91 and $111, respectively, which were included in "other assets," and "payables and other liabilities," respectively, on the consolidated balance sheets. The Company does not currently have any significant finance leases in which it is the lessee.

The table below summarizes the Company's net lease cost:

| Net Lease Cost | Year Ended December 31, 2023 | Year Ended December 31, 2022 |
|---|---|---|
| Operating lease cost | **$ 21** | $ 26 |
| Sublease income | **(3)** | (3) |
| Total net lease cost | **$ 18** | $ 23 |

The table below summarizes other information related to the Company's operating leases:

| Operating Leases - Other Information | Year Ended December 31, 2023 | Year Ended December 31, 2022 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows from operating leases | **$ 19** | $ 23 |
| Leased assets obtained in exchange for new operating lease liabilities | **$ 8** | $ 15 |
| Weighted average remaining lease term - operating leases, in years | **5.0** | 6.0 |
| Weighted average discount rate - operating leases | **4.6 %** | 3.8 % |

Maturities of operating lease liabilities as of December 31, 2023 are as follows:

| Year Ending December 31, | Operating Leases |
|---|---|
| 2024 | $ 23 |
| 2025 | 20 |
| 2026 | 18 |
| 2027 | 16 |
| 2028 | 13 |
| Thereafter | 12 |
| Total future minimum lease payments | 102 |
| Less: imputed interest | 11 |
| Total operating lease liabilities | $ 91 |

## 10. Loans Subject to Repurchase from Ginnie Mae

Loans are sold to Ginnie Mae in conjunction with the issuance of mortgage-backed securities. The Company, as the issuer of the mortgage-backed securities, has the unilateral right to repurchase any individual loan in a Ginnie Mae securitization pool if that loan meets certain criteria, including payments not being received from borrowers for greater than 90 days. Once the Company has the unilateral right to repurchase a delinquent loan, it has effectively regained control over the loan and recognizes these rights to the loan on its consolidated balance sheets and establishes a corresponding repurchase liability regardless of the Company's intention to repurchase the loan. The Company had loans subject to repurchase from Ginnie Mae of $966 and $1,865 as of December 31, 2023 and 2022, respectively, which are included in both "other assets" and "payables and other liabilities" in the consolidated balance sheets.

## 11. Goodwill and Intangible Assets

***Goodwill***

The following table presents changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2023.  There were no changes in goodwill in 2022:

| | Year Ended December 31, 2023 | | | |
|---|---|---|---|---|
| | Servicing | Originations | Corporate/Other[2] | Total |
| Balance - beginning of year | $ 80 | $ 28 | $ 12 | $ 120 |
| Addition from acquisitions[1] | 5 | — | 16 | 21 |
| Balance - end of year | $ 85 | $ 28 | $ 28 | $ 141 |

(1) As discussed in *Note 3, Acquisitions*, the Company recorded goodwill in connection with the Roosevelt Transaction.

(2) The goodwill associated with Xome and Roosevelt is included in Corporate/Other.

During the years ended December 31, 2023 and 2022, the Company performed a quantitative assessment of its reporting units and determined that no impairment of goodwill existed. Goodwill is recorded in "other assets" within the consolidated balance sheets.

***Intangible Assets***

The following tables present the composition of intangible assets:

| | December 31, 2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| **Intangible Assets** | **Gross Carrying Amount** | | **Accumulated Amortization** | | **Net Carrying Amount** | | **Weighted Average Remaining Life in Years** |
| Customer relationships | **$** | **96** | **$** | **(73)** | **$** | **23** | **4.7** |
| Trade name | | **9** | | **(7)** | | **2** | **4.5** |
| Other[(1)] | | **3** | | **—** | | **3** | **2.8** |
| Total intangible assets | **$** | **108** | **$** | **(80)** | **$** | **28** | **4.5** |

(1) Other intangible assets primarily include licenses.

| | December 31, 2022 | | | | | | |
|---|---|---|---|---|---|---|---|
| **Intangible Assets** | **Gross Carrying Amount** | | **Accumulated Amortization** | | **Net Carrying Amount** | | **Weighted Average Remaining Life in Years** |
| Customer relationships | $ | 74 | $ | (67) | $ | 7 | 5.6 |
| Technology | | 25 | | (25) | | — | 0.0 |
| Trade name | | 7 | | (6) | | 1 | 0.6 |
| Total intangible assets | $ | 106 | $ | (98) | $ | 8 | 4.9 |

Intangible assets are recorded in “other assets” within the consolidated balance sheets. In 2023, the Company recorded intangible assets of $23 and $4 in connection with the Rushmore Transaction and Roosevelt Transaction, respectively. See further discussion in *Note 3, Acquisitions*. The Company recognized $7 and $6 of amortization expense related to intangible assets during the years ended December 31, 2023 and 2022, respectively. The Company expects to record amortization expense for existing amortizable intangible assets of $7, $7, $6, $5, and $3 for each of the years ending December 31, 2024 to 2028. No impairment on intangible assets was recorded during the years ended December 31, 2023 and December 31, 2022.

## 12. Derivative Financial Instruments

Derivative instruments are used as part of the overall strategy to manage exposure to interest rate risks related to mortgage loans held for sale and IRLCs (“the pipeline”) and the MSR portfolio. The Company economically hedges the pipeline separately from the MSR portfolio primarily using third-party derivative instruments. Such derivative instruments utilized by the Company include IRLCs, LPCs, forward MBS and Treasury futures. The changes in value on the derivative instruments associated with pipeline hedging are recorded in earnings as a component of “revenues - net gain on mortgage loans held for sale” on the consolidated statements of operations and consolidated statements of cash flows, while changes in the value of derivative instruments associated with the MSR portfolio fair value are recorded in “revenues - service related, net” on the consolidated statements of operations and in “loss (gain) on MSR hedging activities” on the consolidated statements of cash flows.

The following tables provide the outstanding notional balances, fair values of outstanding positions and recorded gains/(losses) for the derivative financial instruments. Gains/(losses) include both realized and unrealized gains/(losses) of each derivative financial instrument.

| Derivative Financial Instruments | Expiration Dates | December 31, 2023 Outstanding Notional | December 31, 2023 Fair Value | Year Ended December 31, 2023 Gains/(Losses) |
|---|---|---|---|---|
| **Assets** | | | | |
| Mortgage loans held for sale | | | | |
| Loan sale commitments | **2024** | **$ 337** | **$ 11** | **$ 1** |
| Derivative financial instruments | | | | |
| Treasury futures | **2024** | **2,634** | **113** | **113** |
| Forward MBS trades | **2024** | **2,365** | **22** | **155** |
| IRLCs | **2024** | **584** | **21** | **(1)** |
| LPCs | **2024** | **361** | **3** | **2** |
| Total derivative financial instruments - assets | | **$ 5,944** | **$ 159** | **$ 269** |
| **Liabilities** | | | | |
| Derivative financial instruments | | | | |
| Forward MBS trades | **2024** | **1,049** | **9** | **(126)** |
| Treasury futures | **2024** | **80** | **—** | **(196)** |
| LPCs | **2024** | **41** | **—** | **1** |
| IRLCs | **2024** | **1** | **—** | **—** |
| Total derivative financial instruments - liabilities | | **$ 1,171** | **$ 9** | **$ (321)** |

| Derivative Financial Instruments | Expiration Dates | December 31, 2022 Outstanding Notional | December 31, 2022 Fair Value | Year Ended December 31, 2022 Gains/(Losses) |
|---|---|---|---|---|
| **Assets** | | | | |
| Mortgage loans held for sale | | | | |
| Loan sale commitments | 2023 | $ 354 | $ 10 | $ (15) |
| Derivative financial instruments | | | | |
| Treasury futures | 2023 | — | — | 4 |
| Forward MBS trades | 2023 | 1,143 | 8 | 569 |
| IRLCs | 2023 | 755 | 22 | (112) |
| LPCs | 2023 | 145 | 1 | (2) |
| Total derivative financial instruments - assets | | $ 2,043 | $ 31 | $ 459 |
| **Liabilities** | | | | |
| Derivative financial instruments | | | | |
| Forward MBS trades | 2023 | 681 | 9 | (56) |
| Treasury futures | 2023 | 892 | 14 | (277) |
| LPCs | 2023 | 209 | 1 | 1 |
| IRLCs | 2023 | 15 | — | — |
| Total derivative financial instruments - liabilities | | $ 1,797 | $ 24 | $ (332) |

As of December 31, 2023 the Company held $8 and $56 in collateral deposits and collateral obligations on derivative instruments, respectively. As of December 31, 2022, the Company held $49 and $1 in collateral deposits and collateral obligations on derivative instruments, respectively. Collateral deposits and collateral obligations are recorded in "other assets" and "payables and other liabilities," respectively, on the Company's consolidated balance sheets, and are included in "net cash attributable to operating activities" within the consolidated statements of cash flows. The Company does not offset fair value amounts recognized for derivative instruments with amounts collected or deposited on derivative instruments in the consolidated balance sheets.

## 13. Indebtedness

***Advance, Warehouse and MSR Facilities***

| | | | | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|---|---|---|
| | Maturity Date | Collateral | Capacity Amount | Outstanding | Collateral Pledged | Outstanding | Collateral Pledged |
| **Advance Facilities** | | | | | | | |
| $350 advance facility | October 2024 | Servicing advance receivables | $ 350 | $ 132 | $ 169 | $ 150 | $ 189 |
| $300 advance facility[1] | November 2024 | Servicing advance receivables | 300 | 273 | 364 | 308 | 410 |
| $250 advance facility | September 2025 | Servicing advance receivables | 250 | 250 | 326 | 171 | 209 |
| $50 advance facility | December 2024 | Servicing advance receivables | 50 | 27 | 49 | 40 | 45 |
| Advance facilities principal amount | | | | 682 | 908 | 669 | 853 |
| | | | | | | | |
| **Warehouse Facilities** | | | | | | | |
| $1,500 Warehouse Facility | June 2024 | Mortgage loans or MBS | 1,500 | 107 | 104 | 206 | 272 |
| $750 Warehouse Facility | June 2024 | Mortgage loans or MBS | 750 | 137 | 176 | 135 | 133 |
| $750 Warehouse Facility | October 2024 | Mortgage loans or MBS | 750 | 155 | 166 | 202 | 209 |
| $500 Warehouse Facility | June 2024 | Mortgage loans or MBS | 500 | 72 | 78 | 76 | 80 |
| $350 Warehouse Facility | August 2024 | Mortgage loans or MBS | 350 | 73 | 75 | 31 | 32 |
| $300 Warehouse Facility[2] | February 2024 | Mortgage loans or MBS | 300 | — | — | 115 | 117 |
| $250 Warehouse Facility[3] | September 2025 | Mortgage loans or MBS | 250 | 158 | 177 | 14 | 17 |
| $200 Warehouse Facility | December 2024 | Mortgage loans or MBS | 200 | 82 | 84 | 18 | 21 |
| $200 Warehouse Facility | January 2025 | Mortgage loans or MBS | 200 | 12 | 21 | — | — |
| $100 Warehouse Facility | April 2024 | Mortgage loans or MBS | 100 | 25 | 33 | 19 | 28 |
| $100 Warehouse Facility | April 2024 | Mortgage loans or MBS | 100 | — | — | — | — |
| $100 Warehouse Facility | December 2024 | Mortgage loans or MBS | 100 | 1 | 1 | 1 | 1 |
| $1 Warehouse Facility | December 2024 | Mortgage loans or MBS | 1 | — | — | — | — |
| Warehouse facilities principal amount | | | | 822 | 915 | 817 | 910 |
| | | | | | | | |
| **MSR Facilities** | | | | | | | |
| $1,500 Warehouse Facility | April 2025 | MSR | 1,500 | 980 | 1,455 | 260 | 2,284 |
| $1,450 Warehouse Facility[1] | November 2024 | MSR | 1,450 | 300 | 2,164 | 380 | 927 |
| $750 Warehouse Facility[3] | September 2025 | MSR | 750 | 545 | 1,306 | 380 | 1,482 |
| $500 Warehouse Facility | June 2025 | MSR | 500 | 405 | 655 | 365 | 732 |
| $500 Warehouse Facility | April 2025 | MSR | 500 | 305 | 634 | — | — |
| $500 Warehouse Facility | June 2025 | MSR | 500 | 250 | 677 | — | — |
| $50 Warehouse Facility | November 2024 | MSR | 50 | 29 | 67 | 25 | 74 |
| MSR facilities principal amount | | | | 2,814 | 6,958 | 1,410 | 5,499 |
| | | | | | | | |
| Advance, warehouse and MSR facilities principal amount | | | | 4,318 | $ 8,781 | 2,896 | $ 7,262 |
| Unamortized debt issuance costs | | | | (16) | | (11) | |
| Total advance, warehouse and MSR facilities, net | | | | $ 4,302 | | $ 2,885 | |

[1] Total capacity for this facility is $1,750, of which $300 and $1,450 are internally allocated for advance financing and MSR financing, respectively; capacity is fully fungible and is not restricted by these allocations.
[2] This facility was terminated in February 2024.
[3] The capacity amount for this facility is $1,000, of which $750 is a sublimit for MSR financing.

The weighted average interest rate for advance facilities was 7.6% and 4.1% for the years ended December 31, 2023 and 2022, respectively. The weighted average interest rate for warehouse and MSR facilities was 7.6% and 4.0% for the years ended December 31, 2023 and 2022, respectively.

***Unsecured Senior Notes***

Unsecured senior notes consist of the following:

| Unsecured Senior Notes | December 31, 2023 | December 31, 2022 |
|---|---|---|
| $850 face value, 5.500% interest rate payable semi-annually, due August 2028 | **$ 850** | $ 850 |
| $650 face value, 5.125% interest rate payable semi-annually, due December 2030 | **650** | 650 |
| $600 face value, 6.000% interest rate payable semi-annually, due January 2027 | **600** | 600 |
| $600 face value, 5.750% interest rate payable semi-annually, due November 2031 | **600** | 600 |
| $550 face value, 5.000% interest rate payable semi-annually, due January 2026[1] | **500** | — |
| Unsecured senior notes principal amount | **3,200** | 2,700 |
| Purchase discount[1] and unamortized debt issuance costs | **(49)** | (27) |
| Unsecured senior notes, net | **$ 3,151** | $ 2,673 |

[1] In connection with the Home Point Acquisition in 2023, the Company assumed an unsecured senior note with a principal balance of $500 and recorded a purchase discount of $32 on the acquisition date, of which $5 has been accreted in the year ended December 31, 2023. See *Note 2, Acquisitions,* for further details.

The ratios included in the indentures for the unsecured senior notes are incurrence-based compared to the customary ratio covenants that are often found in credit agreements that require a company to maintain a certain ratio. The incurrence-based covenants limit the issuer(s) and restricted subsidiaries ability to incur additional indebtedness, pay dividends, make certain investments, create liens, consolidate, merge or sell substantially all of their assets or enter into certain transactions with affiliates. The indentures contain certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (i) the failure to make payments under the applicable indenture when due, (ii) breach of covenants, (iii) cross-defaults to certain other indebtedness, (iv) certain bankruptcy or insolvency events, (v) material judgments and (vi) invalidity of material guarantees.

The indentures provide that on or before certain fixed dates, the Company may redeem up to 40% of the aggregate principal amount of the unsecured senior notes with the net proceeds of certain equity offerings at fixed redemption prices, plus accrued and unpaid interest, to the redemption dates, subject to compliance with certain conditions. In addition, the Company may redeem all or a portion of the unsecured senior notes at any time on or after certain fixed dates at the applicable redemption prices set forth in the indentures plus accrued and unpaid interest, to the redemption dates. No notes were repurchased or redeemed during the years ended December 31, 2023 and 2022.

As of December 31, 2023, the expected maturities of the Company's unsecured senior notes based on contractual maturities are as follows:

| Year Ending December 31, | | Amount |
|---|---|---|
| 2024 through 2025 | $ | — |
| 2026 | | **500** |
| 2027 | | **600** |
| 2028 | | **850** |
| Thereafter | | **1,250** |
| Total unsecured senior notes principal amount | **$** | **3,200** |

***Financial Covenants***

The Company's credit facilities contain various financial covenants, which primarily relate to required tangible net worth amounts, liquidity reserves, leverage requirements, and profitability requirements, which are measured at the Company's operating subsidiary, Nationstar Mortgage LLC. The Company was in compliance with its required financial covenants as of December 31, 2023.

## 14. Securitizations and Financings

***Variable Interest Entities***

In the normal course of business, the Company enters into various types of on- and off-balance sheet transactions with SPEs determined to be VIEs, which primarily consist of securitization trusts established for a limited purpose. Generally, these SPEs are formed for the purpose of securitization transactions in which the Company transfers assets to an SPE, which then issues to investors various forms of debt obligations supported by those assets.

The Company has determined that the SPEs created in connection with certain advance facilities trusts should be consolidated as the Company is the primary beneficiary of each of these entities.

A summary of the assets and liabilities of the Company's transactions with VIEs included in the Company's consolidated financial statements is presented below:

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| Consolidated Transactions with VIEs | Transfers Accounted for as Secured Borrowings | | Transfers Accounted for as Secured Borrowings | |
| **Assets** | | | | |
| Restricted cash | **$** | **111** | $ | 78 |
| Advances and other receivables, net | | **495** | | 398 |
| Total assets | **$** | **606** | $ | 476 |
| | | | | |
| **Liabilities** | | | | |
| Advance facilities[1] | **$** | **382** | $ | 321 |
| Payables and other liabilities | | **1** | | 1 |
| Total liabilities | **$** | **383** | $ | 322 |

[1] Refer to advance facilities in *Note 13, Indebtedness*, for additional information.

The following table shows a summary of the outstanding collateral and certificate balances for securitization trusts for which the Company was the transferor, including any retained beneficial interests and MSRs, that were not consolidated by the Company:

| Unconsolidated Securitization Trusts | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Total collateral balances - UPB | **$ 881** | $ 976 |
| Total certificate balances | **$ 849** | $ 949 |

The Company has not retained any variable interests in the unconsolidated securitization trusts that were outstanding as of December 31, 2023, and 2022, and therefore does not have a significant maximum exposure to loss related to these unconsolidated VIEs.

A summary of mortgage loans transferred by the Company to unconsolidated securitization trusts that are 60 days or more past due are presented below:

| Principal Amount of Transferred Loans 60 Days or More Past Due | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Unconsolidated securitization trusts | **$ 91** | $ 119 |

## 15. Stockholders' Equity and Employee Benefit Plans

Share-based awards under the 2019 Omnibus Incentive Plan (the "2019 Plan") include (i) restricted stock units ("RSUs") granted to employees of the Company, consultants, and non-employee directors and (ii) performance stock units ("PSUs") granted to certain executive officers.

***Restricted Stock Units***

The RSUs are valued at the fair market value of the Company's common stock on the grant date as defined in the 2019 Plan. The stock awards for employees generally vest in equal installments on each of the first three anniversaries of the awards, provided that the participant remains continuously employed with the Company during that time. If the participant's employment has terminated by reason of retirement, or upon death or disability, the unvested shares of an award will vest. The stock awards for non-employee directors generally vest the earlier of (a) the first anniversary of the grant date or (b) the date of the next annual stockholders meeting following the grant date. Any forfeiture of restricted stock awards before vesting has been achieved, results in a reduction in the balance of outstanding common shares.

***Performance Stock Units***

The PSUs are valued at the fair market value of the Company's common stock on the grant date as defined in the 2019 Plan. In March 2023 and November 2023, certain executives of the Company were granted 0.1 million and 0.2 million PSUs (the "2023 PSUs"), respectively. 50% of the 2023 PSUs are eligible to vest in an amount between 0% to 200% of a target award based on achievement of relative total shareholder return and the remaining 50% are eligible to vest in an amount between 0% to 200% of a target award based on achievement of annualized tangible book value growth. The 2023 PSUs vest over a period of three to five years and are settled into shares of the Company's common stock.

In March 2020, March 2021, and March 2022, certain executives of the Company were granted 0.5 million PSUs (the "2020 PSUs"), 0.3 million PSUs (the "2021 PSUs"), and 0.1 million PSUs (the "2022 PSUs"), respectively. The 2020, 2021 and 2022 PSUs are eligible to vest and be settled into shares of common stock in an amount between 0% and 200% of a target award based on achievement of total shareholder return performance vesting criteria over a period of three years beginning March 1, 2020, 2021 and 2022, respectively, with one-third of the units also eligible to vest based on performance through March 1, 2021, 2022 and 2023, respectively.

***Share-Based Award Activities***

The following table summarizes the Company's share-based awards:

| Share-based Awards | Shares (or Units) (in thousands) | Weighted-Average Grant Date Fair Value, per Share (or Unit) |
|---|---|---|
| Share-based awards outstanding as of December 31, 2022 | **2,348** | **$ 25.91** |
| Granted | **1,319** | **41.08** |
| Vested | **(1,426)** | **15.09** |
| Forfeited | **(128)** | **40.95** |
| Share-based awards outstanding as of December 31, 2023 | **2,113** | **41.73** |

The Company recorded $28, $29 and $29 of expenses related to share-based awards during the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, unrecognized compensation expense totaled $48 related to non-vested stock award payments that are expected to be recognized over a weighted average period of 1.0 years.

The Company is eligible to receive a tax benefit when the vesting date fair value of an award exceeds the value used to recognize compensation expense at the date of grant. The excess tax benefit resulting from tax deductions in excess of the compensation cost recognized by the Company was $12, $11 and $9 for the years ended December 31, 2023, 2022 and 2021, respectively.

***Employee Benefit Plans***

The Company sponsors a defined contribution plan (401(k) plan) that covers all full-time employees. The Company matches 100% of participant contributions up to 2% of their total eligible annual base compensation and matches 50% of contributions for the next 4% of each participant's total eligible annual base compensation. Matching contributions by the Company totaled $11 and $18 for the years ended December 31, 2023 and 2022, respectively.

## 16. Earnings per Share

The Company computes earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. The Series A Preferred Stock is considered participating securities because it has dividend rights determined on an as-converted basis in the event of Company's declaration of a dividend or distribution for common shares. In 2021, the Company repurchased a total of 14.8 million shares of its common stock from affiliates of Kohlberg Kravis Roberts & Co. L.P., ("KKR") a related party of the Company. In addition, in August 2021, the Company repurchased 1.0 million shares of its Series A Preferred Stock from affiliates of KKR. After giving effect to the transaction, KKR no longer held any equity interests in the Company.

The following table sets forth the computation of basic and diluted net income (loss) per common share (amounts in millions, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| **Computation of Earnings Per Share** | **2023** | **2022** | **2021** |
| Net income from continuing operations | **$ 500** | $ 923 | $ 1,466 |
| Less: Undistributed earnings from continuing operations attributable to participating stockholders | **—** | — | 8 |
| Less: Premium on retirement of preferred stock | **—** | — | 28 |
| Net income from continuing operations attributable to Mr. Cooper common stockholders | **$ 500** | $ 923 | $ 1,430 |
| | | | |
| Net loss from discontinued operations | **$ —** | $ — | $ (12) |
| Less: Undistributed earnings from discontinued operations attributable to participating stockholders | **—** | — | — |
| Net loss from discontinued operations attributable to Mr. Cooper common stockholders | **$ —** | $ — | $ (12) |
| | | | |
| Net income | **$ 500** | $ 923 | $ 1,454 |
| Less: Undistributed earnings attributable to participating stockholders | **—** | — | 8 |
| Less: Premium on retirement of preferred stock | **—** | — | 28 |
| Net income attributable to common stockholders | **$ 500** | $ 923 | $ 1,418 |
| | | | |
| Earnings from continuing operations per common share attributable to Mr. Cooper: | | | |
| Basic | **$ 7.46** | $ 12.84 | $ 17.39 |
| Diluted | **$ 7.30** | $ 12.50 | $ 16.67 |
| | | | |
| Earnings from discontinued operations per common share attributable to Mr. Cooper: | | | |
| Basic | **$ —** | $ — | $ (0.15) |
| Diluted | **$ —** | $ — | $ (0.14) |
| | | | |
| Earnings per common share attributable to Mr. Cooper: | | | |
| Basic | **$ 7.46** | $ 12.84 | $ 17.24 |
| Diluted | **$ 7.30** | $ 12.50 | $ 16.53 |
| | | | |
| Weighted average shares of common stock outstanding (in thousands): | | | |
| Basic | **67,070** | 71,885 | 82,247 |
| Dilutive effect of stock awards | **1,479** | 1,933 | 3,067 |
| Dilutive effect of participating securities | **—** | — | 492 |
| Diluted | **68,549** | 73,818 | 85,806 |

## 17. Income Taxes

The components of income tax expense for continuing operations were as follows:

| Total Income Tax Expense on continuing operations | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021[1] |
| **Current Income Taxes** | | | |
| Federal | **$ 3** | $ (6) | $ 7 |
| State | **16** | 8 | 113 |
| **Total current income taxes** | **19** | 2 | 120 |
| | | | |
| **Deferred Income Taxes** | | | |
| Federal | **110** | 245 | 376 |
| State | **25** | 44 | (25) |
| **Total deferred income taxes** | **135** | 289 | 351 |
| **Total income tax expense** | **$ 154** | $ 291 | $ 471 |

(1) The provision for income taxes for 2021 does not reflect the tax effects of the sale of the Company's reverse servicing portfolio reported as discontinued operations.

The following table presents a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the actual effective tax rate:

| Reconciliation of the Income Tax Provision | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Tax Expense at Federal Statutory Rate** | **$ 137** | $ 255 | $ 407 |
| Effect of: | | | |
| State taxes, net of federal benefit | **32** | 39 | 70 |
| Bargain purchase gain[1] | **(20)** | — | — |
| Nondeductible executive compensation | **11** | 8 | 9 |
| Share based compensation | **(9)** | (9) | (8) |
| Other, net | **3** | (2) | (7) |
| **Total income tax expense** | **$ 154** | $ 291 | $ 471 |

(1) Amount is related to preliminary bargain purchase gain recorded in connection with the Home Point Acquisition. Refer to *Note 3, Acquisitions*, for further details.

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are comprised of the following:

| Deferred Tax Assets and Liabilities | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Effect of: | | |
| Goodwill and intangible assets | **$ 585** | $ 827 |
| Loss reserves | **101** | 84 |
| Loss carryforwards (federal, state & capital) | **85** | 104 |
| Lease liability | **22** | 28 |
| Accruals | **20** | 11 |
| Depreciation and amortization, net | **8** | — |
| Other, net | **12** | 19 |
| **Total deferred tax assets** | **833** | **1,073** |
| | | |
| **Deferred Tax Liabilities** | | |
| MSR amortization and mark-to-market, net | **(282)** | (269) |
| Other investment assets | **(53)** | (67) |
| Right-of-use assets | **(18)** | (24) |
| Depreciation and amortization, net | **—** | (2) |
| Prepaid assets | **(1)** | (1) |
| **Total deferred tax liabilities** | **(354)** | (363) |
| Valuation allowance | **(7)** | (7) |
| **Deferred tax assets, net**[1] | **$ 472** | $ 703 |

[1] The Company elected to account for the Global Intangible Low-Taxed Income ("GILTI") tax expense in the period in which it is incurred. As a result, no deferred tax impact of GILTI has been provided in the consolidated financial statements.

The Company has federal NOL carryforwards (pre-tax) of $354 and $484 as of December 31, 2023 and 2022, respectively. The Company believes it is more likely than not that its deferred tax assets will be realized except for certain federal Code Section 382 limited NOLs that begin to expire with the 2026 tax year, if unused, and immaterial state NOL carryforwards that begin to expire with the 2023 tax year, if unused. Accordingly, the Company has recorded a federal valuation allowance of $7 as of December 31, 2023 and 2022 related to these NOL carryforwards. The state valuation allowance was immaterial as of December 31, 2023 and 2022. The Company does not expect any future tax loss limitations under Sections 382 and 384 that would impact its utilization of remaining federal NOL carryforwards.

The Company files income tax returns in the U.S. federal jurisdiction and numerous U.S. state jurisdictions. As of December 31, 2023, the Company is currently under examination by the Internal Revenue Service for tax years 2018, 2019, and 2020. The years open to examination by federal, state and local government authorities vary by jurisdiction.

Below is a reconciliation of the changes in the federal and state uncertain tax position balances, exclusive of interest and penalties, for the year ended December 31, 2023.

| Unrecognized Tax Benefits (exclusive of interest and penalties) | December 31, 2023 |
|---|---|
| **Balance - beginning of year** | **$ —** |
| Additions for tax positions taken in prior years | **6** |
| **Balance - end of year** | **$ 6** |

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate were $7 as of December 31, 2023 and zero as of December 31, 2022 and 2021. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense in the accompanying consolidated statement of operations. As of

December 31, 2023, the Company recorded $7 of unrecognized tax benefits related to uncertain tax positions, including $1 in interest and penalties. The Company does not anticipate that any adjustments relating to federal or state tax examinations will result in material changes to the financial statements. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits related to uncertain tax positions.

## 18. Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a three-tiered fair value hierarchy has been established based on the level of observable inputs used in the measurement of fair value (e.g., Level 1 representing quoted prices for identical assets or liabilities in an active market; Level 2 representing values using observable inputs other than quoted prices included within Level 1; and Level 3 representing estimated values based on significant unobservable inputs).

The following describes the methods and assumptions used by the Company in estimating fair values:

**Cash and Cash Equivalents, Restricted Cash (Level 1) –** The carrying amount reported in the consolidated balance sheets approximates fair value.

**Mortgage Loans Held for Sale (Level 2 and Level 3) –** The Company originates mortgage loans in the U.S. that it intends to sell into Fannie Mae, Freddie Mac, and Ginnie Mae (collectively, the "Agencies") MBS. Additionally, the Company holds mortgage loans that it intends to sell into the secondary markets via whole loan sales or securitizations. The Company measures newly originated prime residential mortgage loans held for sale at fair value.

Newly originated mortgage loans held for sale are typically pooled together and sold into certain exit markets, depending upon underlying attributes of the loan, such as agency eligibility, product type, interest rate, and credit quality. Those loans are valued on a recurring basis using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are primarily derived from market observable inputs, the Company classifies these valuations as Level 2 in the fair value disclosures.

The Company may also purchase loans out of a Ginnie Mae securitization pool if that loan meets certain criteria, including being delinquent greater than 90 days. The Company has elected to carry these loans at fair value on a recurring basis. These loans are valued on a recurring basis using a market approach similar to newly originated loans as mentioned above, with adjustments for assumptions including fail rate, partial claim rate and modification status. As these prices are primarily derived from market observable inputs, the Company classifies these valuations as Level 2 in the fair value disclosures.

The Company may also repurchase loans that are unable to be securitized and sold, and fair value is based upon recent market trades for similar loans adjusted for delinquency rates or broker pricing. These loans are valued on a recurring basis and as the prices used are not primarily derived from market observable inputs, the Company classifies these valuations as Level 3 in the fair value disclosures.

From time to time, the Company may acquire mortgage loans held for sale from various securitization trusts for which it acts as servicer through the exercise of various clean-up call options as permitted through the respective pooling and servicing agreements. The Company has elected to account for these loans at fair value on a recurring basis and classifies these valuations as Level 3 in the fair value disclosures.

See *Note 7, Mortgage Loans Held for Sale*, for more information.

**Mortgage Servicing Rights – Fair Value (Level 3) –** The Company estimates the fair value of its MSRs on a recurring basis using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. Beginning in the second quarter of 2023, the Company valued MSRs using a stochastic option adjusted spread (OAS) instead of a static discount rate. OAS is the incremental spread added to the risk-free rate to reflect embedded (prepayment) optionality and other risk inherent in the MSRs to discount cash flows. The cash flow assumptions used in the discounted cash flow model incorporate prepayment speeds, OAS, costs to service, delinquencies, ancillary revenues, recapture rates and other assumptions, with the key assumptions being mortgage prepayment speeds, OAS, and cost to service. The cash flow assumptions are generated and applied based on collateral stratifications including product type, remittance type, geography, delinquency and coupon dispersion. These assumptions require the use of judgment by the Company and can have a significant impact on the fair value of the MSRs. Quarterly, management obtains third-party valuations to assess the reasonableness of the fair value calculations provided by the internal cash flow model. Because of the nature of the valuation inputs, the Company classifies these valuations as Level 3 in the fair value disclosures. See *Note 5, Mortgage Servicing Rights and Related Liabilities*, for more information.

**Advances and Other Receivables, Net (Level 3)** - Advances and other receivables, net are valued at their net realizable value after taking into consideration the reserves. Advances have no stated maturity. Their net realizable value approximates fair value as the net present value based on discounted cash flow is not materially different from the net realizable value. See *Note 6, Advances and Other Receivables*, for more information.

**Equity Investments (Level 1 and Level 3)** – The fair value of the common stock received from the previous sale of the title and field services businesses is measured quarterly based on the minimum exit value, which was established at the time of the transaction, and observable market indicators. Because of the nature of the unobservable inputs, the Company classifies these securities as Level 3 in the fair value disclosures.

The fair value of the common stock received from the previous sale of the valuation business is measured using the closing price reported on an active market in which the securities are traded. As the fair value is based on market observable inputs, the Company classifies these securities as Level 1 in the fair value disclosures.

**Derivative Financial Instruments (Level 2 and Level 3) –** The Company enters into a variety of derivative financial instruments as part of its hedging strategy and measures these instruments at fair value on a recurring basis in the consolidated balance sheets. These derivatives are exchange-traded or traded within highly active dealer markets. In order to determine the fair value of these instruments, the Company utilizes the exchange price or dealer market price for the particular derivative contract; therefore, these contracts are classified as Level 2. In addition, the Company enters into IRLCs and LPCs with prospective borrowers and other loan originators. IRLCs and LPCs are carried at fair value primarily based on secondary market prices for underlying mortgage loans, which is observable data, with adjustments made to such observable data for the inherent value of servicing, which is an unobservable input. The fair value is also subject to adjustments for the estimated pull-through rate. The impact of the unobservable input to the overall valuation of IRLCs and LPCs is significant and results in a classification of Level 3 in the fair value hierarchy. The Company adjusts the outstanding IRLCs with prospective borrowers based on an expectation that it will be exercised, and the loan will be funded. The Company has entered into Treasury futures and swap futures contracts as part of its hedging strategy. The futures contracts are measured at fair value on a recurring basis and classified as Level 2 in the fair value disclosures as the valuation is based on market observable data. Derivative financial instruments are recorded in “other assets” and “payables and other liabilities” within the consolidated balance sheets. See *Note 12, Derivative Financial Instruments*, for more information.

**Loans Subject to Repurchase from Ginnie Mae (Level 2) –** As the Company has the unilateral right to repurchase these loans at the unpaid principal balance, the carrying amount, which is based on the unpaid principal balance, approximates fair value.

See *Note 10, Loans Subject to Repurchase from Ginnie Mae*, for more information.

**Advance Facilities and Warehouse Facilities (Level 2) –** As the underlying warehouse and advance finance facilities bear interest at a rate that is periodically adjusted based on a market index, the carrying amount reported on the consolidated balance sheets approximates fair value. See *Note 13, Indebtedness*, for more information.

**Unsecured Senior Notes (Level 2) –** The fair value of unsecured senior notes, which are carried at amortized cost, is based on quoted market prices in a market with limited trading activity. See *Note 13, Indebtedness*, for more information.

**Excess Spread Financing (Level 3) –** The Company estimates fair value on a recurring basis based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. Beginning in the second quarter of 2023, the Company valued excess spread financing using a stochastic OAS instead of a static discount rate. The cash flow assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds and OAS. Quarterly, management obtains a third-party valuation to assess the reasonableness of the fair value calculations provided by the internal cash flow model. As these prices are derived from a combination of internally developed valuation models and quoted market prices based on the value of the underlying MSRs, the Company classifies these valuations as Level 3 in the fair value disclosures. Excess spread financing is recorded in MSR related liabilities within the consolidated balance sheets. See *Note 5, Mortgage Servicing Rights and Related Liabilities*, for more information.

**Mortgage Servicing Rights Financing Liability (Level 3)** - The Company estimates fair value on a recurring basis based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being advance financing rates and annual advance recovery rates. As these assumptions are derived from internally developed valuation models based on the value of the underlying MSRs, the Company classifies these valuations as Level 3 in the fair value disclosures. Mortgage servicing rights financing liability is recorded in MSR related liabilities within the consolidated balance sheets. See *Note 5, Mortgage Servicing Rights and Related Liabilities*, for more information.

The following table presents the estimated carrying amount and fair value of the Company's financial instruments and other assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2023 | | | |
|---|---|---|---|---|
| | | Recurring Fair Value Measurements | | |
| **Fair Value - Recurring Basis** | **Total Fair Value** | **Level 1** | **Level 2** | **Level 3** |
| **Assets** | | | | |
| Mortgage loans held for sale | $ 927 | $ — | $ 846 | $ 81 |
| Mortgage servicing rights | 9,090 | — | — | 9,090 |
| Equity investments | 9 | 1 | — | 8 |
| Derivative financial instruments: | | | | |
| Treasury futures | 113 | — | 113 | — |
| Forward MBS trades | 22 | — | 22 | — |
| IRLCs | 21 | — | — | 21 |
| LPCs | 3 | — | — | 3 |
| **Liabilities** | | | | |
| Derivative financial instruments: | | | | |
| Forward MBS trades | 9 | — | 9 | — |
| Mortgage servicing rights financing | 29 | — | — | 29 |
| Excess spread financing | 437 | — | — | 437 |

| Fair Value - Recurring Basis | December 31, 2022 | | | |
|---|---|---|---|---|
| | Total Fair Value | Recurring Fair Value Measurements | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Mortgage loans held for sale | $ 893 | $ — | $ 819 | $ 74 |
| Mortgage servicing rights | 6,654 | — | — | 6,654 |
| Equity investments | 47 | 2 | — | 45 |
| Derivative financial instruments: | | | | |
| Forward MBS trades | 8 | — | 8 | — |
| IRLCs | 22 | — | — | 22 |
| LPCs | 1 | — | — | 1 |
| | | | | |
| **Liabilities** | | | | |
| Derivative financial instruments: | | | | |
| Forward MBS trades | 9 | — | 9 | — |
| LPCs | 1 | — | — | 1 |
| Treasury futures | 14 | — | 14 | — |
| Mortgage servicing rights financing | 19 | — | — | 19 |
| Excess spread financing | 509 | — | — | 509 |

The tables below present a reconciliation for all of the Company's Level 3 assets and liabilities measured at fair value on a recurring basis:

| Fair Value - Level 3 Assets and Liabilities | Year Ended December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Assets | | | | Liabilities | |
| | Mortgage servicing rights | Mortgage loans held for sale | Equity investments | IRLCs | Excess spread financing | Mortgage servicing rights financing |
| Balance - beginning of year | $ 6,654 | $ 74 | $ 45 | $ 22 | $ 509 | $ 19 |
| Changes in fair value included in earnings | (483) | 18 | (37) | (1) | 8 | 10 |
| Purchases/additions[1] | 3,189 | 180 | — | — | — | — |
| Issuances | 273 | — | — | — | — | — |
| Sales/dispositions[1] | (573) | (189) | — | — | — | — |
| Repayments | — | (6) | — | — | (9) | — |
| Settlements | — | — | — | — | (71) | — |
| Other changes | 30 | 4 | — | — | — | — |
| Balance - end of year | $ 9,090 | $ 81 | $ 8 | $ 21 | $ 437 | $ 29 |

| Fair Value - Level 3 Assets and Liabilities | Year Ended December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Assets | | | | Liabilities | |
| | Mortgage servicing rights | Mortgage loans held for sale | Equity investments | IRLCs | Excess spread financing | Mortgage servicing rights financing |
| Balance - beginning of year | $ 4,223 | $ 76 | $ 54 | $ 134 | $ 768 | $ 10 |
| Changes in fair value included in earnings | 549 | (3) | (9) | (112) | 133 | 9 |
| Purchases/additions[(1)] | 1,595 | 130 | — | — | — | — |
| Issuances | 554 | — | — | — | — | — |
| Sales/dispositions[(1)] | (294) | (124) | — | — | — | — |
| Repayments | — | (2) | — | — | (293) | — |
| Settlements | — | — | — | — | (99) | — |
| Other changes | 27 | (3) | — | — | — | — |
| Balance - end of year | $ 6,654 | $ 74 | $ 45 | $ 22 | $ 509 | $ 19 |

(1) Additions for mortgages loans held for sale include loans that are purchased or transferred in. Dispositions for mortgage loans held for sales include loans that are sold or transferred out.

The Company had immaterial LPCs assets and liabilities as of December 31, 2023 and 2022. No transfers were made in or out of Level 3 fair value assets for the Company during the years ended December 31, 2023 and 2022.

The tables below present the quantitative information for significant unobservable inputs used in the fair value measurement of Level 3 assets and liabilities:

| Level 3 Inputs | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Range | | Weighted Average | Range | | Weighted Average |
| | Min | Max | | Min | Max | |
| **MSR[(1)]** | | | | | | |
| Option adjusted spread[(2)] | **6.9 %** | **12.3 %** | **8.0 %** | N/A | N/A | N/A |
| Discount rate | **N/A** | **N/A** | **N/A** | 10.4 % | 13.7 % | 11.4 % |
| Prepayment speed | **6.8 %** | **9.3 %** | **7.5 %** | 6.3 % | 12.2 % | 7.2 % |
| Cost to service per loan[(3)] | **$ 56** | **$ 160** | **$ 80** | $ 54 | $ 155 | $ 80 |
| Average life[(4)] | | | **7.9 years** | | | 8.1 years |
| | | | | | | |
| **Mortgage loans held for sale** | | | | | | |
| Market pricing | **45.0 %** | **103.4 %** | **81.1 %** | 37.3 % | 114.7 % | 77.4 % |
| | | | | | | |
| **IRLCs** | | | | | | |
| Value of servicing (reflected as a percentage of loan commitment) | **1.1 %** | **3.5 %** | **1.9 %** | (0.6)% | 3.9 % | 2.3 % |
| | | | | | | |
| **Excess spread financing** | | | | | | |
| Option adjusted spread[(2)] | **7.0 %** | **12.3 %** | **8.8 %** | N/A | N/A | N/A |
| Discount rate | **N/A** | **N/A** | **N/A** | 10.0 % | 13.8 % | 11.3 % |
| Prepayment speed | **7.7 %** | **9.1 %** | **8.4 %** | 6.9 % | 13.3 % | 9.2 % |
| Average life[(4)] | | | **6.7 years** | | | 6.6 years |
| | | | | | | |
| **Mortgage servicing rights financing** | | | | | | |
| Advance financing and counterparty fee rates | **6.6 %** | **9.2 %** | **7.6 %** | 5.2 % | 8.6 % | 7.1 % |
| Annual advance recovery rates | **12.2 %** | **14.8 %** | **13.0 %** | 15.9 % | 20.6 % | 17.3 % |

(1) The inputs are weighted by investor.

(2) OAS represents incremental spread above a risk-free rate (one-month SOFR), which is an observable input. See discussion on methodology above.

(3) Presented in whole dollar amounts.

(4) Average life is included for informational purposes.

The tables below present a summary of the carrying amount and estimated fair value of the Company's financial instruments not carried at fair value:

| | December 31, 2023 | | | |
|---|---|---|---|---|
| | | Fair Value | | |
| Financial Instruments | Carrying Amount | Level 1 | Level 2 | Level 3 |
| **Financial assets** | | | | |
| Cash and cash equivalents | **$ 571** | **$ 571** | **$ —** | **$ —** |
| Restricted cash | **169** | **169** | **—** | **—** |
| Advances and other receivables, net | **996** | **—** | | **996** |
| Loans subject to repurchase from Ginnie Mae | **966** | **—** | **966** | **—** |
| **Financial liabilities** | | | | |
| Unsecured senior notes, net | **3,151** | **—** | **3,056** | **—** |
| Advance, warehouse and MSR facilities, net | **4,302** | **—** | **4,318** | **—** |
| Liability for loans subject to repurchase from Ginnie Mae | **966** | **—** | **966** | **—** |

| | December 31, 2022 | | | |
|---|---|---|---|---|
| | | Fair Value | | |
| Financial Instruments | Carrying Amount | Level 1 | Level 2 | Level 3 |
| **Financial assets** | | | | |
| Cash and cash equivalents | $ 527 | $ 527 | $ — | $ — |
| Restricted cash | 175 | 175 | — | — |
| Advances and other receivables, net | 1,019 | — | — | 1,019 |
| Loans subject to repurchase from Ginnie Mae | 1,865 | — | 1,865 | — |
| **Financial liabilities** | | | | |
| Unsecured senior notes, net | 2,673 | — | 2,209 | — |
| Advance, warehouse and MSR facilities, net | 2,885 | — | 2,896 | — |
| Liability for loans subject to repurchase from Ginnie Mae | 1,865 | — | 1,865 | — |

## 19. Capital Requirements

Fannie Mae, Freddie Mac, Ginnie Mae and certain private label mortgage investors require the Company to maintain minimum net worth ("capital") requirements, as specified in the respective selling and servicing agreements. In addition, these investors may require capital ratios in excess of the stated requirements to approve large servicing transfers. To the extent that these requirements are not met, the Company's secondary market investors may utilize a range of remedies ranging from sanctions, suspension or ultimately termination of the Company's selling and servicing agreements, which would prohibit the Company from further originating or securitizing these specific types of mortgage loans or being an approved servicer. The Company's various capital requirements related to its outstanding selling and servicing agreements are measured based on the Company's operating subsidiary, Nationstar Mortgage LLC, as well as Rushmore Loan Management Services, LLC, which was acquired during the third quarter of 2023 in connection with the Roosevelt Transaction. As of December 31, 2023, the Company was in compliance with its selling and servicing capital requirements.

## 20. Commitments and Contingencies

***Litigation and Regulatory***

The Company and its subsidiaries are routinely and currently involved in a significant number of legal proceedings, including, but not limited to, judicial, arbitration, regulatory and governmental proceedings related to matters that arise in connection with the conduct of the Company's business. The legal proceedings are at varying stages of adjudication, arbitration or investigation and are generally based on alleged violations of consumer protection, securities, employment, contract, tort, common law fraud and other numerous laws, including, without limitation, the Equal Credit Opportunity Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Real Estate Settlement Procedures Act, National Housing Act, Homeowners Protection Act, Service Member's Civil Relief Act, Telephone Consumer Protection Act, Truth in Lending Act, Financial Institutions Reform, Recovery, and Enforcement Act of 1989, unfair, deceptive or abusive acts or practices in violation of the Dodd-Frank Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the Home Mortgage Disclosure Act, Title 11 of the United States Code (aka the "Bankruptcy Code"), False Claims Act, the CARES Act and Making Home Affordable loan modification programs.

In addition, along with others in its industry, the Company is subject to repurchase and indemnification claims and may continue to receive claims in the future, regarding alleged breaches of representations and warranties relating to the sale of mortgage loans, the placement of mortgage loans into securitization trusts or the servicing of mortgage loans securitizations. The Company is also subject to legal actions or proceedings related to loss sharing and indemnification provisions of its various acquisitions. Certain of the pending or threatened legal proceedings include claims for substantial compensatory, punitive and/ or statutory damages or claims for an indeterminate amount of damages.

On November 3, 2023, a putative class action lawsuit was filed against the Company, captioned Cabezas v. Mr. Cooper Group, Inc., No. 23-cv-02453 ("Cabezas"), in the United States District Court for the Northern District of Texas, by plaintiff Jennifer Cabezas purportedly on behalf of a class consisting of those persons impacted by the cybersecurity incident that occurred on October 31, 2023. The class action complaint alleges claims for negligence, negligence per se, breach of express contract, breach of implied contract, invasion of privacy, unjust enrichment, breach of confidence, and breach of fiduciary duty based upon allegations that the Company did not employ reasonable and adequate security measures to protect customer personal information accessed in the cybersecurity incident. The Cabezas complaint seeks damages, declaratory and injunctive relief, and an award of costs, attorney fees and expenses, among other relief. Between November 2023 and January 9, 2024, 19 additional putative class actions have been filed against the Company asserting substantially similar claims and allegations as those asserted in the Cabezas action. On January 9, 2024, the Cabezas Court ordered that all 19 then-pending actions be consolidated with the Cabezas action. Following the issuance of the consolidation order, six additional, related putative class actions were filed in the Northern District of Texas, which we expect will also be consolidated with the Cabezas action.

The Company operates within highly regulated industries on a federal, state and local level. In the normal and ordinary course of its business, the Company is routinely subject to extensive examinations, investigations, subpoenas, inquiries and reviews by various federal, state and local governmental, regulatory and enforcement agencies, including the Consumer Financial Protection Bureau, the Securities and Exchange Commission, the Department of Justice, the Office of the Special Inspector General for the Troubled Asset Relief Program, the U.S. Department of Housing and Urban Development, various State mortgage banking regulators and various State Attorneys General, related to the Company's residential loan servicing and origination practices, its financial reporting and other aspects of its businesses. Any pending or potential future investigations, subpoenas, examinations or inquiries may lead to administrative, civil or criminal proceedings or settlements, and possibly result in remedies including fines, penalties, restitution, or alterations in the Company's business practices, and additional expenses and collateral costs. The Company is cooperating fully in these matters. Responding to these matters requires the Company to devote substantial resources, resulting in higher costs and lower net cash flows. Adverse results in any of these matters could further increase the Company's operating expenses and reduce its revenues, require it to change business practices and limit its ability to grow and otherwise materially and adversely affect its business, reputation, financial condition and results of operation.

The Company seeks to resolve all legal proceedings and other matters in the manner management believes is in the best interest of the Company and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. The Company has entered into agreements with a number of entities and regulatory agencies that toll applicable limitations periods with respect to their claims.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal and regulatory and governmental proceedings utilizing the latest information available. Where available information indicates that it is probable a liability has been incurred, and the Company can reasonably estimate the amount of the loss, an accrued liability is established. The actual costs of resolving these proceedings may be substantially higher or lower than the amounts accrued.

As a legal matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is both probable and estimable. If, at the time of evaluation, the loss contingency is not both probable and reasonably estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and reasonably estimable. Once the matter is deemed to be both probable and reasonably estimable, the Company will establish an accrued liability and record a corresponding amount to legal-related expense. The Company will continue to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. The Company incurred legal-related expense, which includes legal settlements and the fees paid to external legal service providers, of $39 and $23 for the years ended December 31, 2023 and 2022, respectively, and was included in "expenses - general and administrative" on the consolidated statements of operations.

For matters for which a loss is probable or reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, the Company may be able to estimate a range of possible loss. In determining whether it is possible to provide an estimate of loss or range of possible loss, the Company reviews and evaluates its material legal matters on an ongoing basis, in conjunction with any outside counsel handling the matter. Management currently believes the aggregate range of reasonably possible loss is $1 to $3 in excess of the accrued liability (if any) related to those matters as of December 31, 2023. This estimated range of possible loss is based upon currently available information and is subject to significant judgment, numerous assumptions and known and unknown uncertainties. The matters underlying the estimated range will change from time to time, and actual results may vary substantially from the current estimate. Those matters for which an estimate is not possible are not included within the estimated range. Therefore, this estimated range of possible loss represents what management believes to be an estimate of possible loss only for certain matters meeting these criteria. It does not represent the Company's maximum loss exposure and the Company cannot provide assurance that its litigations reserves will not need to be adjusted in the future. Thus, the Company's exposure and ultimate losses may be higher, possibly significantly so, than the amounts accrued or this aggregate amount.

In the Company's experience, legal proceedings are inherently unpredictable. One or more of the following factors frequently contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental investigations and inquiries, the possibility of fines and penalties); the matter presents meaningful legal uncertainties, including novel issues of law; the Company has not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; predicting possible outcomes depends on making assumptions about future decisions of courts or governmental or regulatory bodies or the behavior of other parties; and there are a large number of parties named as defendants (including where it is uncertain how damages or liability, if any, will be shared among multiple defendants). Generally, the less progress that has been made in the proceedings or the broader the range of potential results, the harder it is for the Company to estimate losses or ranges of losses that is reasonably possible the Company could incur.

Based on current knowledge, and after consultation with counsel, management believes that the current legal accrued liability within payables and accrued liabilities, is appropriate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such proceedings could be material to the Company's operating results and cash flows for a particular period depending, on among other things, the level of the Company's revenues or income for such period. However, in the event of significant developments on existing cases, it is possible that the ultimate resolution, if unfavorable, may be material to the Company's consolidated financial statements.

***Other Loss Contingencies***

As part of the Company's ongoing operations, it acquires servicing rights of mortgage loans that are subject to indemnification based on the representations and warranties of the seller. From time to time, the Company will seek recovery under these representations and warranties for incurred costs. The Company believes all balances sought from sellers recorded in "advances and other receivables, net" represent valid claims. However, the Company acknowledges that the claims process can be prolonged due to the required time to perfect claims at the loan level. Because of the required time to perfect or remediate these claims, management relies on the sufficiency of documentation supporting the claim, current negotiations with the counterparty and other evidence to evaluate whether a reserve is required for non-recoverable balances. In the absence of successful negotiations with the seller, all amounts claimed may not be recovered. Balances may be written-off and charged against earnings when management identifies amounts where recoverability from the seller is not likely. As of December 31, 2023, the Company believes all recorded balances for which recovery is sought from the seller are valid claims, and no evidence suggests additional reserves are warranted.

As a seller of mortgage loans to Agencies and other third parties, the Company may be required to indemnify or repurchase mortgage loans that fail to meet certain customary representations and warranties made in conjunction with sales of mortgage loans. The repurchase reserve liability related to such customary representations and warranties was $79 and $22 as of December 31, 2023 and 2022, respectively, which are included in "payables and other liabilities" within the consolidated balance sheets. The repurchase reserve liability increased during the third quarter of 2023 due to the assumption of repurchase risk for any mortgages previously sold by Home Point in connection with the Home Point Acquisition. Refer to *Note 3, Acquisitions*, for discussion of the Home Point Acquisition.

***Loan and Other Commitments***

The Company enters into IRLCs with prospective borrowers whereby the Company commits to lend a certain loan amount under specific terms and interest rates to the borrower. The Company also enters into LPCs with prospective sellers. These loan commitments are treated as derivatives and are carried at fair value. See *Note 12, Derivative Financial Instruments*, for more information.

## 21. Segment Information

The Company's segments reflect the internal reporting we use to evaluate operating performance and are based upon the Company's organizational structure, which focuses primarily on the services offered. A brief description of our current business segments is as follows:

*Servicing:* This segment performs operational activities on behalf of investors or owners of the underlying mortgages and mortgage servicing rights, including collecting and disbursing borrower payments, investor reporting, customer service, modifying loans where appropriate to help borrowers stay current, and when necessary performing collections, foreclosures, and the sale of REO. In 2023, we expanded our special servicing product offering with the acquisition of Rushmore Loan Management Services.

During the third quarter of 2023, the Company collapsed a securitization with a bond balance of $82, secured by mortgage loans with an approximate UPB of $207. The loans were sold to a third party. A net gain on sale of $67 was recorded on the transaction, which was included in "net gain on mortgage loans held for sale" within the consolidated statements of operations and reported under Servicing.

*Originations*: This segment originates residential mortgage loans through our direct-to-consumer channel, which provides refinance options for our existing customers, and through our correspondent channel, which purchases or originates loans from mortgage bankers.

*Corporate/Other*: Functional expenses are allocated to individual segments based on the actual cost of services performed, direct resource utilization, or headcount percentage for shared services. During the fourth quarter of 2022, the Company began allocating shared services based on headcount instead of estimate of percentage use as it changed its segment measures provided to and used by the chief operating decision maker. As a result, all costs for shared services are allocated to individual segments based on headcount. The Company restated segment information for the historical periods presented herein to reflect the allocation method change and to conform to the current presentation. The change affects total expenses for Servicing and Originations segments and Corporate/Other but had no effect on consolidated statements of operations. Facility costs are allocated to individual segments based on cost per headcount for specific facilities utilized. Group insurance costs are allocated to individual segments based on global cost per headcount. Non-allocated corporate expenses include the administrative costs of executive management and other corporate functions that are not directly attributable to the Company's operating segments. Revenues generated on inter-segment services performed are valued based on similar services provided to external parties. Eliminations are included in Corporate/Other.

The following tables present financial information by segment:

| | Year Ended December 31, 2023 | | | |
|---|---|---|---|---|
| **Financial Information by Segment** | **Servicing** | **Originations** | **Corporate/ Other** | **Consolidated** |
| Revenues | | | | |
| Service related, net | **$ 1,295** | **$ 61** | **$ 84** | **$ 1,440** |
| Net gain (loss) on mortgage loans held for sale | **84** | **271** | **(1)** | **354** |
| Total revenues | **1,379** | **332** | **83** | **1,794** |
| Total expenses | **664** | **232** | **276** | **1,172** |
| Interest income | **491** | **36** | **1** | **528** |
| Interest expense | **(324)** | **(37)** | **(176)** | **(537)** |
| Other income, net | **—** | **—** | **41** | **41** |
| Total other income (expenses), net | **167** | **(1)** | **(134)** | **32** |
| Income (loss) from continuing operations before income tax expense (benefit) | **$ 882** | **$ 99** | **$ (327)** | **$ 654** |
| Depreciation and amortization for property and equipment and intangible assets from continuing operations | **$ 12** | **$ 8** | **$ 18** | **$ 38** |
| Total assets | **$ 11,740** | **$ 782** | **$ 1,674** | **$ 14,196** |

| | Year Ended December 31, 2022 | | | |
|---|---|---|---|---|
| **Financial Information by Segment** | **Servicing** | **Originations** | **Corporate/ Other** | **Consolidated** |
| Revenues | | | | |
| Service related, net | $ 1,691 | $ 98 | $ 76 | $ 1,865 |
| Net gain on mortgage loans held for sale | (33) | 632 | — | 599 |
| Total revenues | 1,658 | 730 | 76 | 2,464 |
| Total expenses | 559 | 491 | 224 | 1,274 |
| Interest income | 208 | 53 | — | 261 |
| Interest expense | (221) | (43) | (160) | (424) |
| Other income, net | — | — | 187 | 187 |
| Total other (expenses) income, net | (13) | 10 | 27 | 24 |
| Income (loss) from continuing operations before income tax expense (benefit) | $ 1,086 | $ 249 | $ (121) | $ 1,214 |
| Depreciation and amortization for property and equipment and intangible assets from continuing operations | $ 18 | $ 16 | $ 3 | $ 37 |
| Total assets | $ 10,152 | $ 749 | $ 1,875 | $ 12,776 |

| Financial Information by Segment | Year Ended December 31, 2021 | | | |
|---|---|---|---|---|
| | Servicing | Originations | Corporate/ Other | Consolidated |
| Revenues | | | | |
| Service related, net | $ 705 | $ 176 | $ 186 | $ 1,067 |
| Net gain on mortgage loans held for sale | 568 | 1,683 | — | 2,251 |
| Total revenues | 1,273 | 1,859 | 186 | 3,318 |
| Total expenses | 502 | 849 | 311 | 1,662 |
| Interest income | 129 | 102 | — | 231 |
| Interest expense | (262) | (88) | (128) | (478) |
| Other income, net | — | — | 528 | 528 |
| Total other (expenses) income, net | (133) | 14 | 400 | 281 |
| Income from continuing operations before income tax expense | $ 638 | $ 1,024 | $ 275 | $ 1,937 |
| Depreciation and amortization for property and equipment and intangible assets from continuing operations | $ 32 | $ 24 | $ 1 | $ 57 |
| Total assets | $ 8,733 | $ 3,143 | $ 2,328 | $ 14,204 |

## 22. Subsequent Events

On February 1, 2024, the Company completed an offering by Nationstar Mortgage Holdings Inc., a direct wholly-owned subsidiary of the Company ("Nationstar"), of $1,000 7.125% unsecured senior notes due 2032 (the "Notes"). The Notes will bear interest at 7.125% per annum and will mature on February 1, 2032. Interest on the Notes will be payable semi-annually on February 1 and August 1 of each year, beginning on August 1, 2024. The net proceeds of the offering were used to repay a portion of the amounts outstanding under the Company's MSR facilities.

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

### Item 9A. *Controls and Procedures*

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of December 31, 2023.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures are effective. Disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission ("COSO") in Internal Control-Integrated 2013 Framework. A control system, no matter how well conceived, implemented and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of such inherent limitations, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

Based on our assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in their report, dated February 28, 2024, which appears herein.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Limitations on Effectiveness of Controls and Procedures**

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mr. Cooper Group Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited Mr. Cooper Group Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mr. Cooper Group Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and our report dated February 28, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
February 28, 2024

**Item 9B.** ***Other Information***

None.

**Item 9C.** ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

**PART III.**

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

Information required by this item will be incorporated by reference from the Company’s definitive proxy statement for the 2024 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days of the Company’s fiscal year-end (the “2024 Proxy Statement”).

**Item 11.** ***Executive Compensation***

Information required by this item will be incorporated by reference from the 2024 Proxy Statement.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information required by this item will be incorporated by reference from the 2024 Proxy Statement.

**Item 13.** ***Certain Relationships and Related Transactions, and Director Independence.***

Information required by this item will be incorporated by reference from the 2024 Proxy Statement.

**Item 14.** ***Principal Accountant Fees and Services.***

Information required by this item will be incorporated by reference from the 2024 Proxy Statement.

**Item 15.** ***Exhibits and Financial Statement Schedules***

Documents filed as part of this Annual Report on Form 10-K:

1. Financial Statements:

   Our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the notes thereto, together with the report of the independent registered public accounting firm on those consolidated financial statements are filed within Item 8 in Part II as part of this Annual Report on Form 10-K.

2. Financial Statement Schedules:

   No financial statement schedules are presented since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and accompanying notes.

3. Exhibits:

   The exhibits to this report are listed in the index to exhibits below.

## INDEX TO EXHIBITS

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 2.1+ | Stock Purchase Agreement, dated as of March 12, 2021, by and among Title365 Holding Co., Xome Holdings LLC, Blend Labs, Inc. and solely for the purposes set forth therein, the Company | 8-K | 001-14667 | 2.1 | 03/15/2021 | |
| 2.2+ | Contribution Agreement, dated as of February 10, 2022, by and among Nationstar Mortgage LLC, Sagent M&C, LLC and solely for the purposes set forth therein, Mr. Cooper Group Inc. | 8-K | 001-14667 | 2.1 | 02/11/2022 | |
| 2.2+ | Agreement and Plan of Merger, dated as of May 10, 2023, by and among Mr. Cooper Group Inc., Home Point Capital Inc. and Heisman Merger Sub, Inc. | 8-K | 001-14667 | 2.1 | 05/11/2023 | |
| 3.1 | Amended and Restated Certificate of Incorporation of the Company, as amended. | 8-K | 001-14667 | 3.1 | 10/10/2018 | |
| 3.2 | Amended and Restated Bylaws of the Company | 10-Q | 001-14667 | 3.2 | 11/09/2018 | |
| 4.1 | Form of Stock Certificate | 10-Q | 001-14667 | 4.1 | 11/01/2019 | |
| 4.2 | Description of Common Stock | | | | | X |
| 4.3 | Indenture, dated as of January 16, 2020, among Nationstar Mortgage Holdings Inc. as Issuer, the Company as Parent Guarantor, the guarantors thereto and Wells Fargo Bank, National Association as Trustee | 10-K | 001-14667 | 4.14 | 02/28/2020 | |
| 4.4 | First Supplemental Indenture, dated as of August 1, 2023 to Indenture dated January 16, 2020, among Nationstar Mortgage Holdings Inc. as issuer, the Company, as Parent Guarantor, the guarantors thereto and Computershare Trust Company, N.A. (f/k/a Wells Fargo Bank, National Association), as trustee | 8-K | 001-14667 | 4.3 | 08/01/2023 | |
| 4.5 | Indenture, dated as of August 6, 2020, among Nationstar Mortgage Holdings Inc. as Issuer, the Company as Parent Guarantor, the guarantors thereto and Wells Fargo Bank, National Association as Trustee | 8-K | 001-14667 | 4.1 | 08/06/2020 | |
| 4.6 | First Supplemental Indenture, dated as of August 1, 2023 to Indenture dated August 6, 2020, among Nationstar Mortgage Holdings Inc. as issuer, the Company, as Parent Guarantor, the guarantors thereto and Computershare Trust Company, N.A. (f/k/a Wells Fargo Bank, National Association), as trustee | 8-K | 001-14667 | 4.4 | 08/01/2023 | |
| 4.7 | Indenture, dated as of December 4, 2020, among Nationstar Mortgage Holdings Inc. as Issuer, the Company as Parent Guarantor, the guarantors thereto and Wells Fargo Bank, National Association as Trustee | 8-K | 001-14667 | 4.1 | 12/04/2020 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 4.8 | First Supplemental Indenture, dated as of August 1, 2023 to Indenture dated December 4, 2020, among Nationstar Mortgage Holdings Inc. as issuer, the Company, as Parent Guarantor, the guarantors thereto and Computershare Trust Company, N.A. (f/k/a Wells Fargo Bank, National Association), as trustee | 8-K | 001-14667 | 4.5 | 08/01/2023 | |
| 4.9 | Indenture, dated as of January 19, 2021, among Nationstar Mortgage Holdings Inc. (as successor-in-interest to Home Point Capital Inc.), the guarantors party thereto and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee | 8-K | 001-14667 | 4.1 | 08/01/2023 | |
| 4.10 | First Supplemental Indenture, dated August 1, 2023 to Indenture dated January 19, 2021, among Nationstar Mortgage Holdings Inc. (as successor-in-interest to Home Point Capital Inc.), the guarantors party thereto and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee | 8-K | 001-14667 | 4.2 | 08/01/2023 | |
| 4.11 | Indenture, dated as of November 4, 2021, among Nationstar Mortgage Holdings Inc. as Issuer, the Company as Parent Guarantor, the guarantors thereto and Computershare Trust Company, N.A. as Trustee | 8-K | 001-14667 | 4.1 | 11/04/2021 | |
| 4.12 | First Supplemental Indenture, dated as of August 1, 2023 to Indenture dated November 4, 2021, among Nationstar Mortgage Holdings Inc. as issuer, the Company, as Parent Guarantor, the guarantors thereto and Computershare Trust Company, N.A. (f/k/a Wells Fargo Bank, National Association), as trustee | 8-K | 001-14667 | 4.6 | 08/01/2023 | |
| 4.13 | Indenture, dated as of February 1, 2024 among Nationstar Mortgage Holdings Inc. as Issuer, the Company as Parent Guarantor, the guarantors thereto and Computershare Trust Company, N.A. as Trustee | 8-K | 001-14667 | 4.1 | 02/01/2024 | |
| 10.1 | Mortgage Loan Participation Purchase and Sale Agreement, dated March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.18 | 03/15/2013 | |
| 10.2 | Amendment Number One, dated February 29, 2012, to the Mortgage Loan Participation Purchase and Sale Agreement, dated March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.19 | 03/15/2013 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.3 | Amendment Number Two, dated August 28, 2012, to the Mortgage Loan Participation Purchase and Sale Agreement, dated March 25, 2011, among Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.20 | 03/15/2013 | |
| 10.4 | Amendment Number Three, dated December 24, 2012, to the Mortgage Loan Participation Purchase and Sale Agreement, dated March 25, 2012, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.21 | 03/15/2013 | |
| 10.5 | Amendment Number Four, dated July 18, 2013, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-35449 | 10.11 | 11/14/2013 | |
| 10.6 | Amendment Number Five, dated July 24, 2013, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-35449 | 10.12 | 11/14/2013 | |
| 10.7 | Amendment Number Six, dated September 20, 2013, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-35449 | 10.13 | 11/14/2013 | |
| 10.8 | Amendment Number Seven, dated August 21, 2014, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011 between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-35449 | 10.3 | 11/07/2014 | |
| 10.9 | Amendment Number Eight, dated October 20, 2014, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-35449 | 10.4 | 11/07/2014 | |
| 10.10 | Amendment Number Nine, dated October 19, 2015, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.28 | 03/01/2016 | |
| 10.11 | Amendment Number Ten, dated October 17, 2016, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.17 | 03/09/2017 | |
| 10.12 | Amendment Number Eleven, dated October 31, 2016, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.18 | 03/09/2017 | |
| 10.13 | Amendment Number Twelve, dated October 30, 2017, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-35449 | 10.18 | 03/02/2018 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.14 | Amendment Number Thirteen, dated March 22, 2018, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-35449 | 10.1 | 05/10/2018 | |
| 10.15 | Amendment Number Fourteen, dated October 24, 2018, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-14667 | 10.17 | 03/11/2019 | |
| 10.16 | Amendment Number Fifteen, dated November 20, 2018, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-K | 001-14667 | 10.18 | 03/11/2019 | |
| 10.17 | Amendment Number Sixteen, dated January 28, 2019, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-14667 | 10.1 | 05/08/2019 | |
| 10.18 | Amendment Number Seventeen, dated March 29, 2019, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-14667 | 10.2 | 05/08/2019 | |
| 10.19 | Amendment Number Eighteen, dated April 3, 2019, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011, between Barclays Bank PLC and Nationstar Mortgage LLC | 10-Q | 001-14667 | 10.1 | 08/02/2019 | |
| 10.20 | Amendment Number Nineteen, dated March 30, 2020, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011 between Barclays Bank PLC, as Agent and Nationstar Mortgage LLC, as Seller | 10-K | 001-14667 | 10.22 | 02/23/2021 | |
| 10.21 | Amendment Number Twenty, dated September 11, 2020, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011 between Barclays Bank PLC, as Agent and Nationstar Mortgage LLC, as Seller | 10-Q | 001-14667 | 10.2 | 10/29/2020 | |
| 10.22 | Amendment Number Twenty-One, dated December 18, 2020, to the Mortgage Loan Participation Purchase and Sale Agreement, dated as of March 25, 2011 between Barclays Bank PLC, as Agent and Nationstar Mortgage LLC, as Seller | 10-K | 001-14667 | 10.24 | 02/23/2021 | |
| 10.23 | Amended and Restated Receivables Pooling Agreement, dated January 31, 2013, between Nationstar Agency Advance Funding LLC (depositor) and Nationstar Agency Advance Funding Trust (issuer) | 8-K | 001-35449 | 10.5 | 02/06/2013 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.24 | Amended and Restated Receivables Sale Agreement, dated January 31, 2013, between Nationstar Mortgage LLC (receivables seller and servicer) and Nationstar Agency Advance Funding LLC (depositor) | 8-K | 001-35449 | 10.6 | 02/06/2013 | |
| 10.25 | Second Amended and Restated Master Repurchase Agreement, dated January 29, 2016, between Barclays Bank PLC, as purchaser and agent, Sutton Funding LLC, as purchaser, and Nationstar Mortgage LLC, as seller | 10-Q | 001-35449 | 10.1 | 05/05/2016 | |
| 10.26 | Amendment Number One dated as of June 24, 2016 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, Sutton Funding LLC, as a purchaser, and Nationstar Mortgage LLC, as seller | 10-Q | 001-35449 | 10.2 | 08/09/2016 | |
| 10.27 | Amendment Number Two dated as of October 17, 2016 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, Sutton Funding LLC, as a purchaser, and Nationstar Mortgage LLC, as seller | 10-K | 001-35449 | 10.21 | 03/09/2017 | |
| 10.28 | Amendment Number Three dated as of October 31, 2016 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, Sutton Funding LLC, as a purchaser, and Nationstar Mortgage LLC, as seller | 10-K | 001-35449 | 10.22 | 03/09/2017 | |
| 10.29 | Amendment Number Four dated as of October 30, 2017 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, Sutton Funding LLC, as a purchaser, and Nationstar Mortgage LLC, as seller | 10-K | 001-35449 | 10.23 | 03/02/2018 | |
| 10.30 | Amendment Number Five dated as of March 22, 2018 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-Q | 001-35449 | 10.2 | 05/10/2018 | |
| 10.31 | Amendment Number Six dated as of May 29, 2018 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-35449 | 10.1 | 08/03/2018 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.32 | Amendment Number Seven dated as of October 24, 2018 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-K | 001-14667 | 10.26 | 03/11/2019 | |
| 10.33 | Amendment Number Eight dated as of November 20, 2018 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-K | 001-14667 | 10.27 | 03/11/2019 | |
| 10.34 | Amendment Number Nine dated as of January 28, 2019 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.3 | 05/08/2019 | |
| 10.35 | Amendment Number Ten dated as of March 29, 2019 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.4 | 05/08/2019 | |
| 10.36 | Amendment Number Eleven, dated as of April 3, 2019 to the Second Amended and Restated Master Repurchase Agreement, dated January 29, 2016, among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.2 | 08/02/2019 | |
| 10.37 | Amendment Number Twelve dated as of October 25, 2019 to the Second Amended and Restated Master Repurchase Agreement dated January 29, 2016 among Barclays Bank PLC, as purchaser and agent, and Nationstar Mortgage LLC, as seller | 10-K | 001-14667 | 10.34 | 02/28/2020 | |
| 10.38 | Amendment Number Thirteen dated March 30, 2020 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.3 | 04/30/2020 | |
| 10.39 | Amendment Number Fourteen dated September 11, 2020 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.1 | 10/29/2020 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.40 | Amendment Number Fifteen dated October 26, 2020 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-K | 001-14667 | 10.40 | 02/23/2021 | |
| 10.41 | Amendment Number Sixteen dated December 18, 2020 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-K | 001-14667 | 10.41 | 02/23/2021 | |
| 10.42 | Amendment Number Seventeen dated July 9, 2021 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.1 | 10/28/2021 | |
| 10.43 | Amendment Number Eighteen dated September 30, 2021 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.2 | 10/28/2021 | |
| 10.44 | Amendment Number Nineteen dated June 3, 2022 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.7 | 07/27/2022 | |
| 10.45 | Amendment Number Twenty dated September 30, 2022 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.1 | 10/26/2022 | |
| 10.46 | Amendment Number Twenty-One dated October 6, 2023 to the Second Amended and Restated Master Repurchase Agreement dated as of January 29, 2016 between Barclays Bank PLC, as agent and Nationstar Mortgage LLC, as seller | | | | | X |
| 10.47 | Mortgage Loan Participation Sale Agreement dated as of August 30, 2016 between JPMorgan Chase Bank, National Association, as purchaser and Nationstar Mortgage LLC, as seller, conformed through Amendment No. 7 | 10-Q | 001-14667 | 10.1 | 07/27/2022 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.48 | Omnibus Amendment, Consent and Acknowledgment Agreement, effective as of February 1, 2019 to Mortgage Loan Participation Sale Agreement dated as of August 30, 2016 by and between JPMorgan Chase Bank, National Association, as Purchaser and Nationstar Mortgage LLC (successor by merger to Pacific Union Financial, LLC), as seller | 10-Q | 001-14667 | 10.2 | 07/27/2022 | |
| 10.49 | Amendment Number 8, dated June 6, 2023 to Mortgage Loan Participation Sale Agreement dated as of August 30, 2016 between JPMorgan Chase Bank, National Association, as purchaser and Nationstar Mortgage LLC, as seller | 10-Q | 001-14667 | 10.6 | 07/26/2023 | |
| 10.50 | Master Repurchase Agreement dated as of May 17, 2019 among Nationstar Sub 1J LLC and Nationstar REO Sub 1J LLC, as seller parties, Nationstar Mortgage LLC, as guarantor and JPMorgan Chase Bank, National Association, as buyer, conformed through Amendment No. 9 | 10-Q | 001-14667 | 10.3 | 07/27/2022 | |
| 10.51 | Amendment No. 10, dated as of June 27, 2023 to Master Repurchase Agreement dated as of May 17, 2019 among Nationstar Sub 1J LLC and Nationstar REO Sub 1J LLC, as seller parties, Nationstar Mortgage LLC, as guarantor and JPMorgan Chase Bank, National Association, as buyer | 10-Q | 001-14667 | 10.7 | 07/26/2023 | |
| 10.52 | Loan and Security Agreement dated as of August 20, 2020 among Nationstar Mortgage LLC, as borrower, Morgan Stanley Bank, N.A., as initial lender and Morgan Stanley Mortgage Capital Holdings LLC, as administrative agent | 10-Q | 001-14667 | 10.4 | 07/27/2022 | |
| 10.53 | Amendment No. 1 dated as of September 17, 2021 to Loan and Security Agreement dated as of August 20, 2020 among Nationstar Mortgage LLC, as borrower, Morgan Stanley Bank, N.A., as initial lender and Morgan Stanley Mortgage Capital Holdings LLC, as administrative agent | 10-Q | 001-14667 | 10.5 | 07/27/2022 | |
| 10.54 | Amendment No. 2 dated as of August 3, 2022 to Loan and Security Agreement dated as of August 20, 2020 among Nationstar Mortgage LLC, as borrower, Morgan Stanley Bank, N.A., as lender and Morgan Stanley Mortgage Capital Holdings LLC, as administrative agent | 10-Q | 001-14667 | 10.2 | 10/26/2022 | |
| 10.55 | Amendment No. 3 dated as of March 30, 2023 to Loan and Security Agreement dated as of August 20, 2020 among Nationstar Mortgage LLC, as borrower, Morgan Stanley Bank, N.A., as initial lender and Morgan Stanley Mortgage Capital Holdings LLC, as administrative agent | 10-Q | 001-14667 | 10.6 | 04/26/2023 | |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.56 | Third Amended and Restated Master Repurchase Agreement, entered into as of August 31, 2020 by and between Bank of America, N.A., as buyer and Nationstar Participation Sub 1BM LLC, as seller, and acknowledged, guaranteed and agreed to by Nationstar Mortgage LLC, as guarantor or pledgor | 10-Q | 001-14667 | 10.6 | 07/27/2022 | |
| 10.57 | Conformed Amendments through Amendment Number 3, dated August 12, 2022, to Third Amended and Restated Master Repurchase Agreement, entered into as of August 31, 2020 by and between Bank of America, N.A., as buyer and Nationstar Participation Sub 1BM LLC, as seller, and acknowledged, guaranteed and agreed to by Nationstar Mortgage LLC, as guarantor or pledgor | 10-Q | 001-14667 | 10.3 | 10/26/2022 | |
| 10.58 | Amendment Number 4, dated October 21, 2022, to Third Amended and Restated Master Repurchase Agreement, entered into as of August 31, 2020 by and between Bank of America, N.A., as buyer and Nationstar Participation Sub 1BM LLC, as seller, and acknowledged, guaranteed and agreed to by Nationstar Mortgage LLC, as guarantor or pledgor | 10-K | 001-14667 | 10.54 | 02/16/2023 | |
| 10.59 | Amendment Number 5, dated October 20, 2023, to Third Amended and Restated Master Repurchase Agreement, entered into as of August 31, 2020 by and between Bank of America, N.A., as buyer and Nationstar Participation Sub 1BM LLC, as seller, and acknowledged, guaranteed and agreed to by Nationstar Mortgage LLC, as guarantor or pledgor | | | | | X |
| 10.60 | Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Barclays Bank PLC, as lender | 10-Q | 001-14667 | 10.1 | 07/26/2023 | |
| 10.61 | Amendment Number One, dated as of May 11, 2023 to the Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Barclays Bank PLC, as lender | 10-Q | 001-14667 | 10.2 | 07/26/2023 | |
| 10.62 | Amendment Number Two, dated as of June 23, 2023 to the Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Barclays Bank PLC, as lender | 10-Q | 001-14667 | 10.3 | 07/26/2023 | |
| 10.63 | Amendment Number Three, dated October 6, 2023 to Second Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Barclays Bank PLC, as lender | | | | | X |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.64 | Second Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Citibank, N.A. as lender | 10-Q | 001-14667 | 10.4 | 07/26/2023 | |
| 10.65 | Amendment Number One, dated June 23, 2023 to Second Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Citibank, N.A. as lender | 10-Q | 001-14667 | 10.5 | 07/26/2023 | |
| 10.66 | Amendment Number Two, dated August 11, 2023 to Second Amended and Restated Loan and Security Agreement, dated as of April 3, 2023, between Nationstar Mortgage LLC, as borrower and Citibank, N.A. as lender | 10-Q | 001-14667 | 10.1 | 10/25/2023 | |
| 10.67** | Offer Letter, dated as of December 11, 2018 by and between the Company and Christopher Marshall | 8-K | 001-14667 | 10.1 | 12/12/2018 | |
| 10.68** | Offer Letter and Acceptance, dated January 15, 2020, between the Company and Mike Rawls | 10-Q | 001-14667 | 10.3 | 10/29/2020 | |
| 10.69** | Offer Letter and Acceptance, dated February 12, 2021, between the Company and Kurt Johnson | 10-K | 001-14667 | 10.57 | 02/16/2023 | |
| 10.70** | Offer Letter and Acceptance, dated January 9, 2023, by and between the Company and Carlos Pelayo | 10-Q | 001-14667 | 10.2 | 04/26/2023 | |
| 10.71** | Transition and Separation Agreement, dated March 6, 2023, between the Company and Jaime Gow | 8-K | 001-14667 | 10.1 | 03/06/2023 | |
| 10.72** | Employment and Transition Agreement, effective as of October 24, 2023, by and between the Company and Christopher Marshall | 10-Q | 001-14667 | 10.2 | 10/25/2023 | |
| 10.73** | Employment and Retention Agreement, effective as of October 24, 2023, by and between the Company and Jesse K. Bray | 10-Q | 001-14667 | 10.3 | 10/25/2023 | |
| 10.74** | Employment Agreement, dated December 7, 2023, between the Company and Michael Weinbach | 8-K | 001-14667 | 10.1 | 01/09/2024 | |
| 10.75** | Nationstar Mortgage Holdings Inc. Second Amended and Restated 2012 Incentive Compensation Plan | 8-K | 001-35449 | 10.1 | 05/12/2016 | |
| 10.76** | Amendment to the Nationstar Mortgage Holdings Inc. Second Amended and Restated 2012 Incentive Compensation Plan | 8-K | 001-14667 | 10.2 | 08/01/2018 | |
| 10.77** | Form of Restricted Stock Unit Agreement for Employees under the Amended and Restated 2012 Incentive Compensation Plan | 10-Q | 001-35449 | 10.5 | 05/07/2015 | |
| 10.78** | Mr. Cooper Group Inc. 2019 Omnibus Incentive Plan | S-8 | 333-231552 | 99.1 | 05/16/2019 | |
| 10.79** | Form of Grant Notice and Restricted Stock Unit Award Agreement-Employees | 8-K | 001-14667 | 10.2 | 05/17/2019 | |
| 10.80** | Form of 2024 Performance Stock Unit Agreement | | | | | X |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 10.81** | Form of 2023 Performance Stock Unit Agreement | 10-Q | 001-14667 | 10.3 | 04/26/2023 | |
| 10.82** | Form of 2022 Grant Notice and Restricted Stock Unit Award Agreement-Employee (No Retirement Provision) | 10-Q | 001-14667 | 10.1 | 04/28/2022 | |
| 10.83** | Form of 2022 Performance Stock Unit Agreement – Employee (Standard Retirement Provision) | 10-Q | 001-14667 | 10.2 | 04/28/2022 | |
| 10.84** | Form of 2022 Performance Stock Unit Agreement – Employee (Special Retirement Provision) | 10-Q | 001-14667 | 10.3 | 04/28/2022 | |
| 10.85** | Form of Grant Notice and Restricted Stock Unit Award Agreement-Non-Employee Directors | 8-K | 001-14667 | 10.3 | 05/17/2019 | |
| 10.86** | Form of 2021 Performance Stock Unit Agreement - Employee | 10-Q | 001-14667 | 10.1 | 04/29/2021 | |
| 10.87** | Form of 2021 Performance Stock Unit Agreement - Special Retirement Provisions | 10-Q | 001-14667 | 10.2 | 04/29/2021 | |
| 10.88** | Form of Value-Driver Retention and Performance Award Agreement and Grant Notice (Bray) | 10-Q | 001-14667 | 10.4 | 10/25/2023 | |
| 10.89** | Form of Indemnification Agreement with directors and officers | 8-K | 001-14667 | 10.1 | 05/13/2015 | |
| 21.1 | Subsidiaries of the Registrant | | | | | X |
| 23.1 | Consent of Ernst & Young LLP | | | | | X |
| 31.1 | Certification by Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 31.2 | Certification by Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 32.1 | Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 32.2 | Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 97 | Incentive Compensation Clawback Policy (Policy Relating to Recovery of Erroneously Awarded Compensation), adopted October 24, 2023 | | | | | X |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. | | | | | X |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | | | | | X |

| Exhibit Number | Description | Incorporated by Reference | | | | Filed or Furnished Herewith |
|---|---|---|---|---|---|---|
| | | Form | File No. | Exhibit | Filing Date | |
| | | | | | | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | | | | | X |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | | | | | X |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | | | | | X |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | | | | | X |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101.) | | | | | X |

\+ The schedules and other attachments referenced in this exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or attachment will be furnished supplementary to the Securities and Exchange Commission upon request.

** Management contract, compensatory plan or arrangement.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

**Item 16.** ***Form 10-K Summary***

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mr. Cooper Group Inc.

By: /s/ Jay Bray
Jay Bray
Chief Executive Officer

February 28, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Date |
|---|---|
| /s/ Jay Bray<br>Jay Bray, Chief Executive Officer and Director (Principal Executive Officer) | February 28, 2024 |
| /s/ Kurt Johnson<br>Kurt Johnson, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | February 28, 2024 |
| /s/ Elizabeth Burr<br>Elizabeth Burr, Director | February 28, 2024 |
| /s/ Roy A. Guthrie<br>Roy A. Guthrie, Director | February 28, 2024 |
| /s/ Daniela Jorge<br>Daniela Jorge, Director | February 28, 2024 |
| /s/ Michael D. Malone<br>Michael D. Malone, Director | February 28, 2024 |
| /s/ Shveta Mujumdar<br>Shveta Mujumdar, Director | February 28, 2024 |
| /s/ Tagar C. Olson<br>Tagar C. Olson, Director | February 28, 2024 |
| /s/ Steven D. Scheiwe<br>Steven D. Scheiwe, Director | February 28, 2024 |

# ANNEX A
# NON-GAAP MEASURES

We provide certain non-GAAP financial measures in this annual report that are not in accordance with, or alternatives for, generally accepted accounting principles in the United States. The Company utilizes non-GAAP financial measures as the measures provide additional information to assist investors in understanding and assessing our business segments' ongoing performance and financial results, as well as assessing our prospects for future performance. This annex includes additional information regarding these measures.

**Tangible book value** is a non-GAAP financial measure that is defined as stockholders' equity less goodwill and intangible assets. **Tangible book value per share** is calculated by dividing tangible book value by the number of common shares outstanding. Management believes tangible book value and tangible book value per share are useful metrics to investors because they provide a more accurate measure of the realizable value of stockholder returns, excluding the impact of goodwill and intangible assets.

**Operating return on tangible common equity** is a non-GAAP financial measure that is computed by dividing adjusted net income (operating income) by average tangible common equity (also known as tangible book value). Tangible common equity equals total stockholders' equity less goodwill and intangible assets. The annual average is calculated by taking the quarterly averages of beginning and ending period. Management believes that operating return on tangible common equity is a useful financial measure because it measures the performance of a business consistently and enables investors and others to assess the Company's use of equity.

The following tables reconcile (a) GAAP return on common equity to operating return on tangible common equity and (b) GAAP book value and GAAP book value per share to tangible book value and tangible book value per share, respectively.

## RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

| $ mm's | 2023 |
|---|---|
| Pretax income | $654 |
| Income tax expense | (154) |
| **Net income** | **$500** |
| **Return on common equity (ROCE)[1]** | **12.1%** |
| **Average book value[2]** | **$4,135** |
| Pretax income | $654 |
| Other mark-to-market | (18) |
| Accounting items / other | 17 |
| Intangible amortization | 7 |
| Pretax operating income | $660 |
| Income tax expense[3] | (160) |
| **Operating income** | **$500** |
| **Operating return on tangible common equity (ROTCE)** | **12.5%** |
| **Average tangible book value** | **$3,987** |

[1] ROCE is computed by dividing earnings by the average of quarterly BV averages
[2] Average of quarterly BV averages of $4,022 for 1Q'23, $4,033 for 2Q'23, $4,192 for 3Q'23, and $4,293 for 4Q'23
[3] Assumes GAAP tax-rate of 24.2% and does not give credit to cash flow benefits of the DTA

| $ mm's, except per share amounts | December 31, 2022 | December 31, 2023 | Y/Y Change |
|---|---|---|---|
| **Stockholders' equity (BV)** | **$4,057** | **$4,282** | |
| Goodwill | (120) | (141) | |
| Intangible assets | (8) | (28) | |
| **Tangible book value (TBV)** | **$3,929** | **$4,113** | |
| Ending shares of common stock outstanding (mm's) | 69.3 | 64.6 | |
| BV/share | $58.57 | $66.29 | 13% |
| TBV/share | $56.72 | $63.67 | 12% |



Mr. Cooper Group®